     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 4, 1997

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                      METROMEDIA INTERNATIONAL GROUP, INC.
             (Exact name of Registrant as specified in its charter)

                         DELAWARE                                                    58-0971455
              (State or other jurisdiction of                                     (I.R.S. Employer
              incorporation or organization)                                     Identification No.)

                             ONE MEADOWLANDS PLAZA
                     EAST RUTHERFORD, NEW JERSEY 07073-2137
                                 (201) 531-8000
   (Address, including zip code and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ARNOLD L. WADLER, ESQ.
            EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                      METROMEDIA INTERNATIONAL GROUP, INC.
                             ONE MEADOWLANDS PLAZA
                     EAST RUTHERFORD, NEW JERSEY 07073-2137
                                 (201) 531-8000
(Name, address, including zip code, and telephone number, including area code of agent for service)
                         ------------------------------

                          COPIES OF COMMUNICATIONS TO:

                   JAMES M. DUBIN, ESQ.                                       NICHOLAS P. SAGGESE, ESQ.
         PAUL, WEISS, RIFKIND, WHARTON & GARRISON                     SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                1285 AVENUE OF THE AMERICAS                              300 SOUTH GRAND AVENUE, 34TH FLOOR
               NEW YORK, NEW YORK 10019-6064                                LOS ANGELES, CALIFORNIA 90071
                      (212) 373-3000                                               (213) 687-5000

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the Registration Statement becomes effective.
                         ------------------------------

    If the securities registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If the delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                                   PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
              TITLE OF SHARES                    AMOUNT TO BE     OFFERING PRICE PER  AGGREGATE OFFERING     REGISTRATION
              TO BE REGISTERED                    REGISTERED            SHARE               PRICE                FEE
   % Cumulative Convertible Preferred Stock,
  $1.00 par value per share.................     2,875,000(1)           $50.00           $143,750,000       $43,561(2)(3)
Common Stock, $1.00 par value per share.....         (1)                 $--                 $--                $--(5)

(1) Includes shares to cover exercise of the Underwriters' over-allotment option, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended (the "Securities Act"), based upon the $50.00 price per share at which the Preferred Stock was initially sold.

(3) $43,561 was wired to the Securities and Exchange Commission's (the "Commission") account at Mellon Bank in payment of the required registration fee due in connection with this Registration Statement.

(4) The shares of Common Stock being registered hereunder include the number of shares of Common Stock initially issuable upon conversion of the Preferred Stock ( shares) plus such indeterminate number of additional shares as may become issuable upon conversion of the Preferred Stock as a result of adjustments in the conversion price thereof or upon redemption and dividend payments made on the Preferred Stock by the delivery of Common Stock in accordance with the terms of the Preferred Stock.

(5) Pursuant to Rule 457(i) under the Securities Act, no registration fee is required for the Common Stock issuable upon conversion of the Preferred Stock because no additional consideration will be required in connection with the issuance of such shares.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION DATED APRIL 4, 1997

PROSPECTUS
       , 1997
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                   2,500,000 SHARES

  METROMEDIA INTERNATIONAL GROUP, INC. [LOGO]

                     % CUMULATIVE CONVERTIBLE PREFERRED STOCK

    Metromedia International Group, Inc., a Delaware corporation (the
"Company"), is offering 2,500,000 shares of   % Cumulative Convertible Preferred
Stock (the "Preferred Stock"), with a liquidation preference of $50 per share.

    Dividends on the Preferred Stock are cumulative from the date of issuance
and payable quarterly, in arrears, commencing on      , 1997. The Company may
make any payments due on the Preferred Stock, including redemption and dividend payments, (i) in cash, (ii) by delivery of fully paid and nonassessable shares of common stock, par value $1.00 per share, of the Company (the "Common Stock") or (iii) through a combination thereof. The Preferred Stock is convertible at the option of the holder at any time, unless previously redeemed, into fully paid and nonassessable shares of Common Stock, at a conversion price of
$        per share (equivalent to the conversion rate of approximately shares of Common Stock for each share of Preferred Stock), subject to adjustment under certain conditions. On April 3, 1997, the closing price of the Common Stock (symbol "MMG") as reported on the American Stock Exchange (the "AMEX") was $8 7/16 per share. Prior to this offering, there has been no trading market for the Preferred Stock.

    The Preferred Stock is redeemable at any time on or after      , 2000, in
whole or in part, at the option of the Company, initially at a price of
$        and thereafter at prices declining to $50 per share on or after      ,
2007, plus in each case all accrued and unpaid dividends to the redemption date. See "Description of the Preferred Stock."

    Upon any Change of Control (as defined herein), each holder of Preferred Stock shall have a one-time option to convert such holder's shares of Preferred Stock into fully paid and nonassessable shares of Common Stock, at a conversion price equal to the greater of (x) the Market Value (as defined herein) for the period ending on the Change of Control Date (as defined herein) and (y) 66.67% of the Market Value for the period ending on the date of this Prospectus. In lieu of issuing the shares of Common Stock issuable upon conversion in the event of a Change of Control, the Company may, at its option, make a cash payment equal to the value of such Common Stock otherwise issuable. See "Description of the Preferred Stock."

    Simultaneously with the offering of the Preferred Stock, the Company is
registering with the Commission      shares of Common Stock, initially issuable
upon conversion of the Preferred Stock plus such indeterminate number of additional shares as may become issuable upon conversion of the Preferred Stock as a result of adjustments in the conversion price thereof or upon redemption payments and dividend payments made on the Preferred Stock by delivery of Common Stock in accordance with the terms of the Preferred Stock. Application is being made to list the Preferred Stock on the AMEX and the Pacific Stock Exchange (the "PSE").

    SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
        ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                          TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------
                                                     PRICE        UNDERWRITING       PROCEEDS
                                                    TO THE        DISCOUNTS AND       TO THE
                                                   PUBLIC(1)     COMMISSIONS(2)     COMPANY(3)
-------------------------------------------------------------------------------------------------
Per Share.....................................
Total (4).....................................
-------------------------------------------------------------------------------------------------

(1) PLUS ACCRUED DIVIDENDS, IF ANY, FROM THE DATE OF ISSUANCE.
(2) THE COMPANY HAS AGREED TO INDEMNIFY THE UNDERWRITERS (AS DEFINED BELOW) AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT.
(3) BEFORE DEDUCTING ESTIMATED EXPENSES OF THE OFFERING PAYABLE BY THE COMPANY,
    ESTIMATED TO BE $        .
(4) THE COMPANY HAS GRANTED THE UNDERWRITERS AN OPTION, EXERCISABLE WITHIN 30 DAYS OF THE DATE HEREOF, TO PURCHASE UP TO 375,000 ADDITIONAL SHARES OF PREFERRED STOCK, SOLELY FOR THE PURPOSE OF COVERING OVER-ALLOTMENTS, IF ANY. TO THE EXTENT THE OPTION IS EXERCISED, THE UNDERWRITERS WILL OFFER THE ADDITIONAL SHARES OF PREFERRED STOCK AT THE PRICE TO THE PUBLIC SHOWN ABOVE. IF THE OPTION IS EXERCISED IN FULL, THE TOTAL PRICE TO THE PUBLIC,
    UNDERWRITING DISCOUNTS AND PROCEEDS TO THE COMPANY WILL BE $        ,
    $        AND $        , RESPECTIVELY. SEE "UNDERWRITING."

    The Preferred Stock is offered by Donaldson, Lufkin & Jenrette Securities Corporation, Goldman, Sachs & Co. and BT Securities Corporation, as the underwriters (the "Underwriters"), subject to prior sale, when, as and if issued to and accepted by the Underwriters and subject to certain conditions, including the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the Preferred Stock will be made against payment therefor in immediately available funds in New York, New York on or about
            , 1997.
DONALDSON, LUFKIN & JENRETTE
           SECURITIES CORPORATION

                GOLDMAN, SACHS & CO.

                                 BT SECURITIES CORPORATION

                             [Logo and artwork](1)

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE PREFERRED STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THIS OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE PREFERRED STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
------------------------
    (1)To be filed by Amendment.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. ALL REFERENCES TO "$" OR "DOLLARS" ARE TO U.S. DOLLARS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. TERMS NOT DEFINED IN THIS SUMMARY ARE DEFINED ELSEWHERE HEREIN. THE COMMUNICATIONS GROUP REPORTS THE RESULTS OF OPERATIONS OF ITS CONSOLIDATED AND UNCONSOLIDATED JOINT VENTURES ON A THREE MONTH LAG. SEE NOTE 1 TO THE "NOTES TO CONSOLIDATED FINANCIAL STATEMENTS" OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 1996, INCLUDED ELSEWHERE IN THIS PROSPECTUS. ACCORDINGLY, THE NUMBER OF SUBSCRIBERS REPORTED AT DECEMBER 31, 1996 AND 1995 CONTAINED IN THIS PROSPECTUS REFLECT THE NUMBER OF SUBSCRIBERS AT SEPTEMBER 30, 1996 AND 1995. SPECIAL NOTE: CERTAIN STATEMENTS BELOW THIS CAPTION CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 (THE "REFORM ACT"). SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 96 FOR ADDITIONAL FACTORS RELATING TO SUCH STATEMENTS.

                                  THE COMPANY

    The Company is a global communications, entertainment and media company engaged in two strategic businesses: (i) the development and operation of communications businesses, including wireless cable television, AM/FM radio, paging, cellular telecommunications, international toll calling and trunked mobile radio, in Eastern Europe, the republics of the former Soviet Union, the People's Republic of China (the "PRC") and other selected emerging markets, through its Communications Group (the "Communications Group") and (ii) the production and worldwide distribution in all media of motion pictures, television programming and other filmed entertainment and the exploitation of its library of over 2,200 feature film and television titles, through its Entertainment Group (the "Entertainment Group"). Each of these businesses currently operates on a stand-alone basis, pursuing distinct business plans designed to capitalize on the growth opportunities within their individual industries. In addition, as these industries continue to converge worldwide, the Company expects to be able to capitalize on synergies resulting from its position as a diversified company with significant operations in communications, entertainment and media services.

    During 1996, the Company experienced significant development in both its Communications and Entertainment Groups. For example, the Communication Group's joint ventures reported aggregate subscribers to its various services at December 31, 1996 of 120,596, representing a growth of 130% over the December 31, 1995 total of 52,360 subscribers. The Communications Group's joint ventures also acquired a total of 16 new licenses to provide its various services in 1996 in both existing and new markets. In addition, during 1996, the Entertainment Group increased its feature film production, acquisition and distribution as it released 13 feature films and announced plans to release approximately 17 feature films in 1997.

    Messrs. John W. Kluge and Stuart Subotnick, the general partners of Metromedia Company, are collectively the Company's largest stockholders, and beneficially own approximately 23% of the outstanding shares of Common Stock. Mr. Kluge serves as Chairman of the Board of the Company and Mr. Subotnick serves as Vice Chairman of the Board and President and Chief Executive Officer of the Company.

THE COMMUNICATIONS GROUP

    The Communications Group was founded in 1990 to take advantage of the rapidly growing demand for modern communications services in Eastern Europe, the republics of the former Soviet Union and in other selected emerging markets and launched its first operating system in 1992. At December 31, 1996, the Communications Group owned interests in and participated with partners in the management of joint ventures that had 29 operational systems, consisting of 9 wireless cable television systems, 6 AM/FM radio stations, 9 paging systems, 1 international toll calling service and 4 trunked mobile radio systems. In addition, the Communications Group has interests in and participates with partners in the management of joint ventures that, as of December 31, 1996, had 6 pre-operational systems, consisting of 1 wireless cable television system, 1 paging system, 2 cellular telecommunications systems, 1 trunked mobile radio system and 1 company providing sales, financing and service for wireless local loop telecommunications equipment to telecommunications operators, each of which the Communications Group believes will be launched during 1997. The Company generally owns 50% or more of the joint ventures in which it invests. The Company believes that the Communications Group is poised for significant growth, as it continues to expand its existing systems' subscriber base, construct and launch new systems in areas where it is currently licensed and obtain new licenses in additional attractive markets. The Company's objective is to establish the Communications Group as a major multiple-market provider of modern communications services in Eastern Europe, the republics of the former Soviet Union, the PRC and other selected emerging markets.

    The Communications Group's joint ventures experienced rapid growth in 1996. The Communications Group's joint ventures reported aggregate subscribers to its various services at December 31, 1996 of 120,596, a growth of 130% over aggregate subscribers at December 31, 1995 of 52,360. Total combined revenues reported by consolidated and unconsolidated joint ventures in which the Communications Group had an investment for the year ended December 31, 1996 were $56.2 million, as compared to $23.9 million for the year ended December 31, 1995. The Communications Group invested approximately $49.9 million during calendar 1996 in the construction and development of its consolidated and unconsolidated joint ventures' communications networks and broadcasting stations, of which $33.3 million, or 67%, was invested subsequent to the Company's common stock offering in July 1996 (the "1996 Offering"). The Communications Group's joint ventures acquired a total of 16 licenses to provide its various services in 1996 in both existing and new markets. In addition, in January 1997, one of the Communications Group's joint ventures acquired an existing wired network in Romania, adding a total of approximately 37,000 connected cable television subscribers.

    The Communications Group's markets generally have large populations, with high density and strong economic potential, but lack reliable and efficient communications services. The Company believes that most of these markets have a growing number of persons who desire and can afford high quality communications services. The Communications Group has assembled a management team consisting of executives who have significant experience in the communications services industry and developing markets. This management team believes that the Communications Group's systems can be constructed with relatively low capital investments and focuses on markets where the Company can provide multiple communications services. The Communications Group believes that the establishment of a far-reaching communications infrastructure is important to the development of the economies of these countries, and that such development will, in turn, supplement the growth of the Communications Group.

    The Communications Group believes that the performance of its communications joint ventures has demonstrated that there is significant demand for its services in its license areas. While certain of the Communications Group's operating systems have experienced rapid growth to date, many of the systems are still in the early stages of rolling out their services, and, therefore, the Communications Group believes its subscriber and customer bases will continue to increase significantly as these systems mature. In addition, as one of the first entrants into these markets, the Communications Group believes that it has developed a reputation for providing quality service and has formed important relationships with local entities. As a result, the Communications Group believes it is well-positioned to capitalize on opportunities to provide additional communications services in its markets as new licenses are awarded.

    The following chart summarizes operating statistics by service type of both the licensed but pre-operational and operational systems constructed by the Communications Group's joint ventures:

                                                                                                TARGET POPULATION/   AGGREGATE
                                                                             MARKETS                                 SUBSCRIBERS
                                                                          OPERATIONAL AT        HOUSEHOLDS (MM)(A)   REPORTED
                                                                                                                        AT
                                                  PRE- OPERATIONAL         DECEMBER 31,            REPORTED AT       DECEMBER
                                                     MARKETS AT                                    DECEMBER 31,       31,(K)
                 COMMUNICATIONS                     DECEMBER 31,          -------------        --------------------  ---------
                    SERVICE                             1996            1996         1995        1996       1995       1996
------------------------------------------------  -----------------     -----        -----     ---------  ---------  ---------
Wireless Cable Television.......................            1(b)              9            7         9.5        7.2     69,118
AM/FM Radio.....................................             --               6            5        23.8       22.2         (l)
Paging (c)......................................            1(d)              9            8        89.5       73.3     44,836
Cellular Telecommunications.....................            2(e)             --           --         8.2         --         --
International Toll Calling (f)..................             --               1            1         5.5        5.5         (l)
Trunked Mobile Radio (g)........................            1(h)              4           --        36.2         --      6,642
Wireless Local Loop (i).........................              1              --           --        72.6(j)        --        --


                 COMMUNICATIONS
                    SERVICE                         1995
------------------------------------------------  ---------
Wireless Cable Television.......................     37,900
AM/FM Radio.....................................         (l)
Paging (c)......................................     14,460
Cellular Telecommunications.....................         --
International Toll Calling (f)..................         (l)
Trunked Mobile Radio (g)........................         --
Wireless Local Loop (i).........................         --

------------------------

(a) Covers both pre-operational markets and operation markets. Target population is provided for paging, telephony and trunked mobile radio systems and target households is provided for wireless cable television systems and radio stations.

(b) Subsequent to December 31, 1996, one of the Communications Group joint ventures acquired a wired network in Romania adding approximately 37,000 connected cable television subscribers.

(c) Target population for the Communications Group's paging joint ventures includes the total population in the jurisdictions where such joint ventures are licensed to provide services. In many markets, however, the Communication Group's paging system currently only covers the capital city and is expanding into additional cities.

(d) Since December 31, 1996, the Communications Group has commenced a paging operation in Vienna, Austria, which is licensed to provide paging services nationwide.

(e) The Communications Group owns 23.6% of Baltcom GSM, which, subsequent to December 31, 1996, completed construction and launched commercial service of a cellular telecommunications system in Latvia which plans to provide nationwide service. The Communications Group also owns 34.3% of a joint venture that holds a license and is constructing a nationwide cellular telecommunications system in Georgia. In addition, subsequent to December 31, 1996, the Communications Group acquired approximately 57% of a company which owns an interest in a joint venture which is constructing a cellular telecommunications system for up to 50,000 subscribers in the City of Ningbo, PRC. See "Business--The Communications Group."

(f) Provides international toll calling services between Georgia and the rest of the world and is the only Intelstat-designated representative in Georgia to provide such services.

(g) Target population for the Communications Group's trunked mobile radio systems includes total population in the jurisdictions where such joint ventures are licensed to provide services. In many markets, the Communications Group's systems are currently only operational in major cities.

(h) Since December 31, 1996, the Communications Group has commenced trunked mobile radio services in Almaty and Atyrau, Kazakstan.

(i) The Communications Group owns a 60% interest in a pre-operational joint venture in the PRC that provides wireless local loop telecommunications equipment, financing, network planning, installation and maintenance services to telecommunications operators.

(j) Indicates population of the Hebei and Tianjin Provinces in the PRC in which the Communications Group's joint venture has tested its equipment.

(k) The Communications Group reports the number of subscribers to its various services on a three-month lag. Accordingly, the aggregate number of subscribers reported by the Communications Group's consolidated and unconsolidated joint ventures at December 31, 1996 and 1995 reflect the number of subscribers at September 30, 1996 and 1995.

(l) Not applicable.

    In addition to its existing projects and licenses, the Communications Group is exploring a number of investment opportunities in wireless telephony systems in certain markets in Eastern Europe, including Romania, the republics of the former Soviet Union, including Kazakstan, the PRC and other selected emerging markets and has installed test systems in certain of these markets. The Company believes that wireless local loop telephony is a high quality and cost effective alternative to the existing often antiquated and overloaded telephone systems in these markets. The Communications Group also believes that its wireless system has a competitive advantage in these markets because its equipment can be installed quickly, at a competitive price, as compared to alternative wireline providers which often take several years to provide telephone service. In addition, unlike many other existing wireless telephony systems in the Communications Group's target markets, the equipment the Communications Group uses utilizes digital, high-speed technology, which can be used for high-speed facsimile and data transmission, including Internet access. In February 1997, the Communications Group, through Metromedia Asia Corporation ("MAC"), acquired Asian American Telecommunications Corporation ("AAT"), a company that owns interests in and participates in the management of two separate joint ventures in the PRC. These joint ventures have entered into agreements in the PRC with China United Telecommunications Corporation ("China Unicom"), one of the PRC's two major providers of telephony services to (i) construct and develop a local telephone network for up to 1,000,000 lines in the Sichuan Province in which the Communications Group will utilize wireless local loop technology, and (ii) construct and develop a Global System for Mobile Communications ("GSM") cellular telecommunications system for up to 50,000 subscribers in the City of Ningbo. Following the acquisition of AAT, the Communications Group owns approximately 57% of MAC.

    The Communications Group intends to expand its subscriber and customer bases, as well as its revenues and cash flow, by pursuing the following strategies:

    - UTILIZING LOW COST WIRELESS TECHNOLOGY THAT ALLOWS FOR RAPID BUILD-OUT. The use of wireless technologies has allowed and will continue to allow the Communications Group to build-out its existing and future license areas faster and at a lower cost than the construction of comparable wired networks. Many of the cities where the Communications Group has or is pursuing wireless licenses have limitations on wireline construction above ground and/or underground.

    - COMPLETING BUILD-OUT OF EXISTING LICENSE AREAS. Since its formation in 1990, the Communications Group has been investing in joint ventures to obtain communications licenses in emerging markets. Since the 1996 Offering, the Communications Group has accelerated the construction and marketing of its communications systems. In the calendar year ended December 31, 1996, the Communications Group invested in consolidated and unconsolidated subsidiaries approximately $49.9 million in the construction and development of its consolidated and unconsolidated joint ventures' communications networks and broadcast stations in existing license areas, of which $33.3 million, or 67%, was invested subsequent to the 1996 Offering. For example, in 1996, the Communications Group expanded the build-out of its paging operations in Uzbekistan by adding several additional cities as part of its long-term plan to provide nationwide paging service.

    - AGGRESSIVELY GROWING THE SUBSCRIBER AND ADVERTISER BASE IN EXISTING LICENSE AREAS. The Communications Group's existing license areas, in the aggregate, represent a large potential revenue base. The Communications Group is aggressively marketing its services in these areas and is experiencing significant increases in its subscriber count and advertising base. The Communications Group believes it will continue to rapidly add subscribers by (i) targeting each demographic in its markets with customized communications services; (ii) cross-marketing and bundling communications services to existing customers; (iii) providing technologically-advanced services and a high level of customer service;
      (iv) providing new and targeted programming on its radio stations to increase advertising revenue; and (v) opportunistically acquiring additional existing systems in its service areas and in other strategic areas to increase its subscriber base.

    - PURSUING ADDITIONAL LICENSES IN EXISTING MARKETS. The Communications Group is pursuing opportunities to provide additional communications services in regions in which it currently operates. Recently, for example, the Communications Group launched commercial cellular telecommunications services in Latvia where it already provides wireless cable television, paging and radio broadcasting services. This strategy enables the Communications Group to leverage its existing infrastructure and brand loyalty and to capitalize on marketing opportunities afforded by bundling its services. The Communications Group believes that it has several competitive advantages that will enable it to obtain additional licenses in these markets, including: (i) established relationships with local strategic joint venture partners and local governments; (ii) a proven track record of building and operating quality systems; and (iii) a fundamental understanding of the regions' political, economic and cultural climate.

    - INVESTING IN NEW MARKETS. The Communications Group is actively pursuing investments in joint ventures to obtain new licenses for wireless communications services in markets in which it presently does not have any licenses. The Company is targeting emerging markets with strong economic potential which lack adequate communications services. In evaluating whether to enter a new market, the Communications Group assesses, among other factors, the (i) potential demand for the Communications Group's services and the availability of competitive services; (ii) strength of local partners; and (iii) political, social and economic climate. The Communications Group has identified several attractive opportunities in Eastern Europe and the Pacific Rim. For example, two of the Communications Group's joint ventures recently began to provide paging services in Austria and radio broadcasting in Prague, Czech Republic and in February 1997, through MAC, the Communications Group acquired AAT, a company that owns interests in and participates in the management of joint ventures with agreements to provide wireless telephony equipment and services in certain provinces in the PRC.

THE ENTERTAINMENT GROUP

    The Company's Entertainment Group is one of the largest independent producers and distributors of motion picture and television product in the United States and one of the few entertainment companies, other than the major motion picture studios and their affiliates, that is capable of distributing entertainment product in all media worldwide. The Entertainment Group holds a valuable library of over 2,200 feature film and television titles, including Academy Award-Registered Trademark- winning films such as DANCES WITH WOLVES and SILENCE OF THE LAMBS, action films such as the three-film ROBOCOP series and classic motion pictures such as WUTHERING HEIGHTS, THE PRIDE OF THE YANKEES and GUYS AND DOLLS. This library provides the Entertainment Group with a stable stream of revenues and cash flow to support, in part, its various production operations and other activities. The Entertainment Group is a well-established, full-service distributor of motion pictures and television product with access to all significant domestic and international markets. The Entertainment Group distributes feature films produced or acquired by it to domestic theaters and distributes motion picture and television entertainment product in the domestic home video and television markets through its in-house distribution divisions and subsidiaries. Internationally, the Entertainment Group primarily distributes its feature films and other product through a combination of output deals and other distribution deals with third party licensees and subdistributors.

    Through its Orion, Orion Classics and Goldwyn labels, the Entertainment Group produces and acquires a full range of commercial films for well-defined target audiences. The Entertainment Group's management has significant experience in the production of motion picture and television entertainment of this type and was responsible for producing such box office successes as BEVERLY HILLS NINJA, DUMB AND DUMBER, THREESOME and the Academy
Award-Registered Trademark- winning THE MADNESS OF KING GEORGE. The Entertainment Group released theatrically 13 feature films in the year ended December 31, 1996 and it expects to release theatrically approximately 17 feature films during the year ended December 31, 1997, including the Academy Award-Registered Trademark- nominated best foreign language feature film PRISONER OF THE MOUNTAINS, which was released on January 31, 1997. The Entertainment Group also owns the Landmark Theatre Group ("Landmark"), which management believes is the leading specialty theater circuit in the United States, consisting of 50 theaters with a total of 138 screens at December 31, 1996.

    The Entertainment Group intends to further enhance the value of its assets by pursuing the following strategies:

    - LOW COST PRODUCTION/ACQUISITION OF FEATURE FILMS. The Entertainment Group focuses on producing or acquiring commercial and specialized films with well-defined target audiences and marketing campaigns, at costs lower, on average, than those for feature films produced or acquired by the major motion picture studios. The Entertainment Group also plans to continue to be a leader in the production, acquisition and distribution of specialized motion pictures and art films, including those films management believes may have crossover commercial potential. This strategy is based upon management's success with producing such films as BEVERLY HILLS NINJA and the Entertainment Group's 1996 release BIG NIGHT as well as its earlier feature films MUCH ADO ABOUT NOTHING, THE MADNESS OF KING GEORGE and EAT DRINK MAN WOMAN. The Entertainment Group intends to produce or acquire and release an average of approximately 10-15 theatrical features per year, in which the Entertainment Group's portion of the production cost will generally range from $5.0 million to $10.0 million. The Entertainment Group also expects to spend, on average, between $3.5 million and $10.0 million on print and advertising costs for feature films it produces or acquires.

    - CAPITALIZING ON WELL-ESTABLISHED DISTRIBUTION NETWORK. The Entertainment Group's existing distribution system enables it to release the feature films it produces or acquires in all media in all significant domestic and international marketplaces, through its in-house domestic theatrical, television and home video distribution divisions and its international distribution division. The Entertainment Group believes that its full-service distribution system is a significant asset which gives it an advantage over other independent film companies which generally must rely upon one of the major motion picture studios to release their product theatrically and in other outlets such as home video. In addition, this distribution system allows the Entertainment Group to acquire, at low and sometimes no cost, entertainment product produced by third parties who generally bear most or all of the financial risk of producing the feature film, but who lack the distribution system to release the product in some or all of the domestic media. The Entertainment Group films are released under the Orion, Orion Classics, and Goldwyn labels. Orion markets primarily mainstream commercial films, Goldwyn produces and acquires specialized and arthouse motion pictures with crossover potential and Orion Classics focuses on arthouse pictures.

    - EXPLOITING THE EXISTING LIBRARY. The Entertainment Group expects its library of over 2,200 feature film and television titles, one of the largest in the entertainment industry, to generate significant cash flow from its existing, long-term distribution contracts and from further exploitation of its film and television library in traditional domestic and international media, such as free and pay television and home video. In addition, the Entertainment Group believes that its production capabilities enhance the value of its existing library by allowing the Entertainment Group to distribute existing library product in conjunction with new product in the free and pay television and home video markets worldwide. The Entertainment Group also expects to benefit from the emergence of new technologies such as digital compression, video-on-demand, direct-to-home-broadcasting and digital variable disc (video compact discs or "DVD"), which are expected to increase the worldwide demand for programming. The Entertainment Group is also marketing its film and television library in new international markets in which the multi-channel television industry has recently emerged or is in the early stages of development.

    - ENHANCING VALUE OF LANDMARK THEATRE CIRCUIT. The Entertainment Group believes that Landmark is one of the largest exhibitors of specialized motion pictures and art films in the United States. The Company's theater circuit currently consists of 50 theaters with a total of 138 screens. The Entertainment Group's strategy is to (i) expand in existing and new major markets through internal growth and acquisitions; (ii) upgrade and multiplex existing locations where there is demand for additional screens; and (iii) maximize revenues and cash flow from its existing theaters by capitalizing on the demand for art and specialty films in the United States and by continuing to reduce operating and overhead costs as a percentage of revenues.

CAPITALIZE ON SYNERGIES BETWEEN THE COMPANY'S PRINCIPAL BUSINESSES

    Through its two principal businesses, the Company controls a strategic combination of content and distribution capabilities, and is capitalizing on the opportunities arising from the convergence of the communications, entertainment and media businesses. For example, the Communications Group's wireless cable television system in Romania has established the Metromedia Entertainment Network ("MEN") programming package which includes the "Orion Film Channel," a channel containing product primarily produced and/or distributed by the Entertainment Group. The Company believes that as the Communications Group continues to expand its services in Eastern Europe, the republics of the former Soviet Union, the PRC and other selected emerging markets and to grow its range of services, additional opportunities to utilize the Entertainment Group's film and television library will arise.

                                  THE OFFERING

Securities Offered................  2,500,000 shares of    % Cumulative Convertible
                                    Preferred Stock (2,875,000 shares if the over-allotment
                                    option is exercised in full).

Dividends.........................  Cumulative annual dividends of per share, payable quarterly out of assets legally available therefor on
                                    March 31, June 30, September 30 and December 31 of each
                                    year, commencing           , 1997 (with respect to the
                                    period from the Issue Date (as defined below) to
                                              , 1997), when, as and if declared by the Board
                                    of Directors. Dividends will accrue from the original
                                    date of issuance of the Preferred Stock (the "Issue
                                    Date"). Dividends may, at the option of the Company, be
                                    paid in cash, by delivery of fully paid and
                                    nonassessable shares of Common Stock or a combination
                                    thereof.

Liquidation Preference............  $50 per share.

Conversion Rights.................  Each share of Preferred Stock may be converted at any time at the option of the holder, unless previously
                                    redeemed, into fully paid and nonassessable shares of
                                    Common Stock, at a conversion price of $         per
                                    share of Common Stock (equivalent to a conversion rate
                                    of approximately       shares of Common Stock for each
                                    share of Preferred Stock). The conversion price is
                                    subject to adjustment upon the occurrence of certain
                                    events.

Optional Redemption...............  The Preferred Stock may not be redeemed prior to       ,
                                    2000. On or after       , 2000, the Preferred Stock may
                                    be redeemed, in whole or in part, at the option of the
                                    Company, in cash, by delivery of fully paid and
                                    nonassessable shares of Common Stock or a combination
                                    thereof, initially at a price of $         and
                                    thereafter at prices declining to $50 per share on or
                                    after       , 2007, plus in each case all accrued and
                                    unpaid dividends to the redemption date.

Change in Control.................  Upon any Change of Control, each holder of Preferred
                                    Stock shall have a one-time option to convert such
                                    holder's shares of Preferred Stock into shares of Common
                                    Stock at a conversion price equal to the greater of (x)
                                    the average closing price of the Common Stock on the
                                    AMEX for the five trading day period (the "Market
                                    Value") ending on the date on which a Change of Control
                                    event is consummated (the "Change of Control Date") and
                                    (y) 66.67% of the Market Value as of the date of this
                                    Prospectus. In lieu of issuing the shares of Common
                                    Stock issuable upon conversion in the event of a Change
                                    of Control, the Company may, at its option, make a cash
                                    payment equal to the value of such Common Stock
                                    otherwise issuable.

Ranking...........................  The Preferred Stock will rank prior to the Common Stock and senior or PARI PASSU with other existing and future
                                    offerings of preferred stock in right of payment.

Voting Rights.....................  Except as required by law, the holders of Preferred
                                    Stock will have no voting rights unless dividends
                                    payable on the Preferred Stock are in arrears for six
                                    quarterly periods, in which case the holders of the
                                    Preferred Stock voting separately as a class with the
                                    shares of any other preferred stock or preference
                                    securities having similar voting rights, will be
                                    entitled at the next regular or special meeting of
                                    stockholders of the Company to elect two directors of
                                    the Company (such voting rights will continue until such
                                    time as the dividend arrearage on the Preferred Stock
                                    has been paid in full). The affirmative consent of
                                    holders of at least 66 2/3% of the outstanding Preferred
                                    Stock will be required for the issuance of any class or
                                    series of stock (or security convertible into stock) of
                                    the Company ranking senior to the Preferred Stock as to
                                    dividends, liquidation rights or voting rights and for
                                    amendments to the Company's Restated Certificate of
                                    Incorporation that would affect adversely the rights of
                                    holders of the Preferred Stock. See "Description of the
                                    Preferred Stock--Voting Rights."

Use of Proceeds...................  The Company intends to use the net proceeds of the
                                    Offering (i) to finance the continued build-out of the
                                    Communications Group's systems in Eastern Europe, the
                                    republics of the former Soviet Union, the PRC and other
                                    selected emerging markets and (ii) for general corporate
                                    purposes, including, but not limited to, the working
                                    capital needs of the Company and its subsidiaries, the
                                    repayment of certain indebtedness of the Company and its
                                    subsidiaries and potential future acquisitions.

Common Stock......................  The Common Stock is traded on the AMEX and the PSE under
                                    the symbol "MMG." On       , 1997, the Company had
                                          shares of Common Stock issued and outstanding and
                                    approximately       shares of Common Stock issuable upon
                                    the exercise of outstanding options. See "Description of
                                    the Common Stock."

Listing...........................  Application is being made to list the Preferred Stock on the AMEX and the PSE.

Tax Consequences..................  The Federal income tax consequences of acquiring and holding the Preferred Stock and the shares of Common
                                    Stock issuable upon conversion of such Preferred Stock
                                    or in redemption therefor or as a dividend thereon are
                                    described in "Certain Federal Tax Consequences."
                                    Prospective investors are urged to consult their own tax
                                    advisors regarding the tax consequences of acquiring,
                                    holding or disposing of the Preferred Stock or the
                                    shares of Common Stock issuable upon conversion of such
                                    Preferred Stock or in redemption therefor or as a
                                    dividend thereon in light of their personal investment
                                    circumstances, including consequences resulting from the
                                    possibility that distributions on the Preferred Stock
                                    may exceed the Company's current and accumulated
                                    earnings and profits in which case they would not be
                                    treated as dividends for tax purposes.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following table presents selected historical financial data of the Company, which are derived from the audited financial statements of the Company. The data is qualified by reference to and should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto and "Management's Discussion and Analysis of Financial Condition" relating to the Company incorporated by reference and included elsewhere in this Prospectus.

                                                            YEARS ENDED
                                                            DECEMBER 31,            YEARS ENDED FEBRUARY 28,
                                                       ----------------------  ----------------------------------
                                                        1996(1)     1995(2)       1995        1994        1993
                                                       ----------  ----------  ----------  ----------  ----------

                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)

Revenues.............................................  $  201,755  $  138,970  $  194,789  $  175,713  $  222,318

Equity in losses of joint ventures...................     (11,079)     (7,981)     (2,257)       (777)         --

Loss from continuing operations before discontinued
  operations and extraordinary item..................     (94,433)    (87,024)    (69,411)   (132,530)    (72,973)

Loss per common share from continuing operations
  before discontinued operations and extraordinary
  item...............................................       (1.74)      (3.54)      (3.43)      (7.71)     (19.75)

------------------------

(1) The consolidated financial statements for the twelve months ended December 31, 1996 include two months (November and December 1996) of the results of operations of the Company's Snapper, Inc. subsidiary ("Snapper") and the results of operations for Goldwyn Entertainment Company (formerly known as The Samuel Goldwyn Company) ("Goldwyn") and Motion Picture Corporation of America ("MPCA") since July 2, 1996.

(2) The consolidated financial statements for the twelve months ended December 31, 1995 include operations for The Actava Group Inc. ("Actava") (an acquired company for accounting purposes) and MCEG Sterling Incorporated ("Sterling") from November 1, 1995 and two months for Orion Pictures Corporation ("Orion") (January and February 1995) that were included in the February 28, 1995 consolidated financial statements. The revenues and net loss for the two month duplicate period are $22.5 million and $11.4 million, respectively.

                               OTHER INFORMATION

    In addition to its Communications Group and Entertainment Group, the Company also owns two non-strategic assets: Snapper and its investment in RDM Sports Group, Inc. (formerly known as Roadmaster Industries, Inc.) ("RDM"), each of which the Company owned prior to the November 1 Merger (as defined below). Snapper manufactures Snapper-Registered Trademark- brand premium-priced power lawnmowers, lawn tractors, garden tillers, snow throwers and related parts and accessories. RDM, a New York Stock Exchange ("NYSE")-listed company, is a leading sporting goods manufacturer of which the Company owns approximately 19.2 million shares (approximately 39%) of the outstanding shares.

    Following the consummation of the November 1 Merger, the Company publicly announced that it was actively exploring a sale of both Snapper and its investment in RDM, and as a result, for accounting purposes, both assets were classified as assets held for sale. The results of operations for Snapper were not consolidated with the Company's consolidated results of operations for the period from November 1, 1995 through October 31, 1996. The Company has decided not to continue to pursue its previously adopted plan to dispose of Snapper and to actively manage Snapper to maximize its long-term value. Since November 1, 1996, the Company has included Snapper's operating results in the consolidated results of operations of the Company for the two-month period ended December 31, 1996. The equity in earnings and losses of RDM have been excluded from the Company's results of operations since the November 1 Merger. See "Business--Snapper." The Company is continuing to pursue opportunities for a sale of its investment in RDM. In addition, the Company, consistent with its fiduciary duty to stockholders, evaluates opportunities as they arise to maximize stockholder value by disposing of other assets.

    The Company was organized in 1929 under Pennsylvania law and reincorporated in 1968 under Delaware law. On November 1, 1995, as a result of the mergers of Orion and Metromedia International Telecommunications, Inc. ("MITI") with and into wholly-owned subsidiaries of the Company and the merger of Sterling with and into the Company (collectively, the "November 1 Merger"), the Company changed its strategic focus to become a global communications, entertainment and media company and changed its name from "The Actava Group Inc." to "Metromedia International Group, Inc." The Company's principal executive offices are located at One Meadowlands Plaza, East Rutherford, New Jersey 07073-2137, telephone:
(201) 531-8000.

                                  RISK FACTORS

    The Preferred Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE PREFERRED STOCK. CERTAIN STATEMENTS SET FORTH BELOW UNDER THIS CAPTION CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE REFORM ACT. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 96 FOR ADDITIONAL FACTORS RELATING TO SUCH STATEMENTS.

COMPANY-RELATED AND GENERAL CONSIDERATIONS

  OPERATING LOSSES; NO ASSURANCE OF PROFITABILITY

    For the years ended December 31, 1996 and 1995, the Company reported a loss from continuing operations of approximately $94.4 million and $87 million, respectively, and a net loss of $115.2 million and $413 million, respectively. The Company expects that it will report significant operating losses for the fiscal year ended December 31, 1997 including losses attributable to Snapper, whose results of operations will be consolidated and reported with the Company's consolidated results of operations as of November 1, 1996. See "Business--Snapper." In addition, because the Company's Communications Group is in the early stages of development, the Company expects this group to continue to generate significant losses as it continues to build out and market its services. Accordingly, the Company expects to generate consolidated losses for the foreseeable future.

  LEVERAGE AND DEBT SERVICE PAYMENTS

    The Company and certain of its subsidiaries are highly leveraged companies. The level of the Company's indebtedness could have important consequences to holders of the Preferred Stock including (i) a substantial part of the Company's cash flow from operations must be dedicated to debt service (including principal payments on subordinated debt (exclusive of its subsidiaries' indebtedness) of approximately $60 million for the year ended December 31, 1998 and $4.4 million for the year ended December 31, 1999) and will not be available for other purposes (including paying cash dividends on the Preferred Stock); (ii) the Company's ability to obtain needed additional financing in the future may be limited; (iii) the Company's leveraged position and covenants contained in its subsidiaries' credit facilities (or any replacement thereof) could limit its ability to expand and make capital improvements and acquisitions; and (iv) the Company's level of indebtedness could make it more vulnerable to economic downturns, limit its ability to withstand competitive pressures and limit its flexibility in reacting to changes in its industry and economic conditions generally. Certain of the Company's competitors currently operate on a less leveraged basis and have significantly greater operating and financing flexibility than the Company.

  HOLDING COMPANY STRUCTURE

    The Company is a holding company that conducts operations solely through its subsidiaries. The Company's ability to pay dividends on the Preferred Stock is dependent primarily upon the earnings of its subsidiaries, and the distribution or other payment of such earnings to the Company. The Entertainment Group Credit Facility and Snapper's credit facility each contain substantial restrictions on dividend or other payments by such subsidiaries to the Company. In addition, the Company's Communications Group is in its early stages of development and will require cash contributions from the Company in order to fund its operations. Accordingly, in order to be able to meet its cash requirements (including paying cash dividends on the Preferred Stock), the Company may rely upon (i) cash on hand and net proceeds obtained as a result of this Offering; (ii) proceeds from the disposition of non-strategic assets; or (iii) net proceeds obtained from additional financings through a public or private sale of debt or equity securities of the Company. There can be no assurance that the matters specified in (ii) or (iii) can be accomplished on reasonably acceptable terms, if at all. Management of the Company periodically reviews market conditions for the possible sale of the Company's equity or debt securities. In addition, because of the Company's status as a holding company, the Company's rights and the rights of its stockholders and creditors, including holders of the Preferred Stock, to participate in the distribution of assets of any person in which the Company owns an equity interest upon such person's liquidation or reorganization will be subject to prior claims of such person's creditors, including trade creditors, except to the extent that the Company may itself be a creditor with recognized claims against such person (in which case the claims of the Company would still be subject to the prior claims of any secured creditor of such person and of any holder of indebtedness of such person that is senior to that held by the Company). Accordingly, the rights of holders of the Preferred Stock will be effectively subordinated to such claims.

  RESTRICTIONS ON THE COMPANY'S ABILITY TO PAY DIVIDENDS ON OR REDEEM SHARES OF CAPITAL STOCK

    Under Delaware law, dividends on capital stock may only be paid from "surplus" or if there is no surplus, from the corporation's net profits for the then-current or the preceding fiscal year. In addition, a corporation may repurchase or redeem shares of capital stock only if it has sufficient funds legally available to effect such repurchase or redemption, so that the corporation's capital is not "impaired" by such repurchase or redemption. Any repurchase or redemption of capital stock requiring more than the amount of "surplus" would result in an impairment of capital under Delaware law. The Company does not anticipate having net profits for the foreseeable future and its ability to pay dividends on and to redeem shares of Preferred Stock will require the availability of adequate "surplus," which is defined as the excess, if any, of the Company's net assets (total assets less total liabilities) over its capital (generally the par value of its issued capital stock). As a result, there can be no assurance that adequate surplus will be available to pay dividends on or to redeem shares of Preferred Stock.

  FUTURE FINANCING NEEDS

    Each of the Company's operating businesses is engaged in an industry which requires significant cash and capital expenditures prior to the receipt of revenue. Generally, producers of motion picture product are required to spend significant capital in order to fund the development, production and distribution costs associated with such motion picture product prior to its theatrical release or other distribution and the receipt of any revenues. The Entertainment Group is attempting to reduce the risks associated with substantial up-front production costs by obtaining financing from third party production partners and/or by "pre-selling" certain rights in films prior to production. See "Business--The Entertainment Group." There can be no assurance, however, that the Entertainment Group will be successful in either pre-selling rights or obtaining production partners on commercially reasonable terms, if at all, and as a result, the Entertainment Group must rely on amounts available under its revolving line of credit, its own cash flow or cash from the Company to finance its production and distribution of feature films. As of December 31, 1996, $37.5 million was available under the revolving credit portion of the Entertainment Group Credit Facility. The Company believes that amounts available under this revolving credit facility together with cash provided by operations will satisfy the Entertainment Group's cash requirements through December 31, 1997. See "Management's Discussion and Analysis of Financial Conditions--Liquidity and Capital Resources." The Entertainment Group expects to release approximately 17 feature films during 1997. If these films are not commercially successful, the cash flow provided by the feature films may not be adequate to replenish the Entertainment Group's revolving credit facility, thereby forcing the Entertainment Group to reduce its production spending or rely upon the Company or third party sources for additional financing. The Communications Group's businesses are similarly capital intensive and require the investment of significant amounts of capital in order to construct and develop operational systems and market its services. See "Business--The Communications Group". As a result, the Company may require additional financing in order to satisfy its on-going working capital and debt service requirements and to achieve its long-term business strategies. Such additional capital may be provided through the public or private sale of debt or equity securities. No assurance can be given that additional financing will be available to the Company on acceptable terms, if at all. If adequate additional funds are not available, the

Company may be required to curtail significantly its long term business objectives and the Company's results from operations may be materially and adversely affected.

  COMPETITIVE INDUSTRIES

    The Company operates in businesses which are highly competitive and such businesses compete with many other communications, entertainment and media companies, many of which are well-known global communications, entertainment and media companies with substantially greater financial, management and other resources than the Company. The Communications Group operates in industries that are highly competitive worldwide. The Company recognizes that in the future the Communications Group is likely to encounter significant competition from other entities which may be led by successful and experienced members of the communications industry and which may have established operating infrastructures and superior access to financial resources. The Communications Group also faces potential competition from competing technologies which could emerge over time in Eastern Europe, the republics of the former Soviet Union, the PRC and other selected emerging markets and compete directly with the Communications Group's operations. In addition, the Company does not expect to maintain or to be granted exclusive licenses to operate its communications businesses in any of the markets where it currently provides or plans to provide its services. See "Business--The Communications Group." Similarly, the Entertainment Group competes with many motion pictures companies, including the "major" motion picture studios, many of which are owned by larger, diversified entertainment companies and, accordingly, which have substantial resources to devote to film production and which have other operations to offset the performance of their motion picture operations. See "Business--The Entertainment Group--Competition and Seasonality."

  CONTROL OF THE COMPANY BY METROMEDIA COMPANY DUE TO CONCENTRATION OF SHARE OWNERSHIP AND VOTING CONTROL

    Metromedia Company and its affiliates collectively own approximately 23% of the outstanding shares of Common Stock and is the Company's largest stockholder. Metromedia Company has nominated or designated a majority of the members of the Company's Board of Directors. In accordance with the Restated Certificate of Incorporation and By-laws of the Company and Delaware law, in the future, the majority of the members of the Company's Board of Directors will nominate the directors for election to the Company's Board of Directors. Accordingly, it is likely that directors designated or nominated by Metromedia Company will continue to constitute a majority of the members of the Company's Board of Directors. As such, Metromedia Company will likely control the direction of future operations of the Company, including decisions regarding acquisitions and other business opportunities, the declaration of dividends and the issuance of additional shares of the Company's capital stock and other securities. Such concentration of ownership may also have the effect of delaying, deferring or preventing a change of control of the Company pursuant to a transaction which might otherwise be beneficial to stockholders.

  ANTI-TAKEOVER PROVISIONS IN THE COMPANY'S CHARTER AND BY-LAWS

    The Company's Restated Certificate of Incorporation and By-laws contain provisions that could delay, defer or prevent a change in control without the approval of its incumbent Board of Directors. These provisions, among other things, (i) divide the Board of Directors into three classes, with members of each class to be elected in staggered three-year terms; (ii) prohibit stockholder action by written consent in lieu of a meeting; (iii) limit the right to call special meetings of stockholders to the Chairman or Vice Chairman of the Company's Board of Directors; and (iv) authorize the Board of Directors to issue preferred stock in one or more classes or series without any action on the part of stockholders. Such provisions could limit the price that investors might be willing to pay in the future for shares of Common Stock and significantly impede the ability of the holders of Common Stock to replace management. In addition, the Company's Board of Directors intends to adopt a stockholder rights plan which will have certain anti-takeover effects.

The Company does not intend to solicit stockholder approval with respect to its stockholder rights plan. Although the exact terms of such rights plan have not been determined, it is anticipated that such rights plan will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. Provisions and agreements that inhibit or discourage takeover attempts could reduce the market value of the Common Stock.

  ENVIRONMENTAL MATTERS

    The Company is subject to federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances (together, "Environmental Laws"). The Company, through its predecessors, has been in operation since 1929 and, over the years, has operated in diverse industries, including, various equipment, sporting goods and furniture manufacturing, sheet metal processing, and trucking. With the exception of Snapper and the Company's interest in RDM, the Company has divested itself of all non-communications, entertainment and media-related operations. However, in the course of certain such divestitures, the Company has retained certain indemnification obligations for environmental cleanup matters, and in one case a contaminated parcel at which the Company has undertaken cleanup activities. See "Business--Environmental Matters." In other cases, particularly for operations that were divested in the past, the Company could incur unanticipated environmental cleanup obligations, to the extent they may exist or arise in the future, as a result, at least in part, of changes in legal requirements that have occurred since such divestitures. At the present time, the Company is not aware of any environmental liabilities related to any such divestitures that the Company believes would have a material adverse effect on its results of operations or financial condition. However, because some divestitures may have occurred many years ago, there can be no assurance that environmental matters will not arise in the future that could have such an effect.

COMMUNICATIONS GROUP CONSIDERATIONS

  POLITICAL, SOCIAL AND ECONOMIC RISKS

    The Communications Group's operations may be materially and adversely affected by significant political, social and economic uncertainties in Eastern Europe, the republics of the former Soviet Union, the PRC and in other selected emerging markets where it conducts or may in the future conduct business. Political stability in many of the Communications Group's markets has been affected by political tensions between different branches of government. In addition, internal military conflicts have occurred in certain regions of some of the countries in which the Communications Group has made investments. There are also concerns about potential civil unrest fueled by, among other things, economic and social crises in certain of the Communications Group's markets. Moreover, political tensions between national and local governments in certain of the Communications Group's markets could have a material adverse effect on the Communications Group's operations in such areas. The Communications Group's operations may also be materially and adversely affected by bureaucratic infighting between government agencies with unclear and overlapping jurisdictions.

    The governments in the Communications Group's markets exercise substantial influence over many aspects of the private sector. The governments in these areas have been attempting to a varying degree to implement economic reform policies and encourage private economic activity. However, these reforms have been only partially successful to date. The economies in many of the Communications Group's markets are still characterized by high unemployment, high inflation, high foreign debt, weak currencies and the possibility of widespread bankruptcies. Moreover, in some of the Communications Group's markets, the governments have continued to reserve large sectors of the economy for state ownership and have not dismantled all portions of the command economy system. Important infrastructure and utility sectors, such as certain sectors of the telecommunications industry, of some of the economies in which the Communications Group conducts or plans to conduct business are still primarily state-owned and operated and are subject to pervasive regulatory control. Despite some success in implementing reform policies and developing the private sector, there can be no assurance that the pursuit of economic reforms by any of these governments will continue or prove to be ultimately effective, especially in the event of a change in leadership, social or political disruption or other circumstances affecting economic, political or social conditions.

  GENERAL OPERATING RISKS

    The Communications Group's operating results are dependent upon the ability to attract subscribers to its cable, paging and telephony systems, the sale of commercial advertising time on its radio stations and its ability to control overall operating expenses. The ability to attract subscribers is dependent on the general economic conditions in the market where each cable, paging and telephony system is located, the relative popularity of such systems, the demographic characteristics of the potential subscribers to such systems, the technical attractiveness to customers of the equipment and service of such systems, the activities of competitors and other factors which may be outside of the Communications Group's control. In addition, the sale of commercial advertising time on the Communications Group's AM/FM radio stations is similarly dependent on economic conditions in the market in which such stations are located, the relative popularity of such stations, the demographic characteristics of the audience of such stations, the activities of competitors and other factors beyond the control of the Communications Group.

    The Communications Group relies heavily in many of the countries in which it operates upon the availability and accessibility of government-owned broadcast and transmission facilities for distribution of its signal throughout its license areas. Most of the joint ventures in which the Communications Group makes investments require substantial construction of new systems and additions to the physical plant of existing systems. Construction projects are adversely affected by cost overruns and delays not within the control of the Communications Group or its subcontractors, such as those caused by governmental action or inaction. In addition, delays also can occur as a result of design changes and material or equipment shortages or delays in delivery of material or equipment. The failure to complete construction of a communications system on a timely basis could jeopardize the franchise or license for such system or provide opportunities to the Communications Group's competitors.

  RISKS INHERENT IN FOREIGN INVESTMENT

    The Communications Group has invested substantially all of its resources in operations outside of the United States and, in the ordinary course of its business, plans to make additional international investments in the near future. Risks inherent in foreign operations include loss of revenue, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks, risks of increases in taxes and governmental royalties and involuntary modifications of contracts with or licenses issued by foreign governments or their affiliated commercial enterprises.

    The Communications Group is also vulnerable to the risk of changes in foreign and domestic laws and policies that govern operations of overseas-based companies. Exchange control regulations currently in place or which could be enacted in many of the Communication Group's markets could create substantial barriers to the conversion or repatriation of funds, and such restrictions could adversely affect the Communications Group's and the Company's ability to pay overhead expenses, meet any of their respective debt obligations and to continue and expand its communications businesses. Tax laws and regulations may also be amended or differently interpreted and implemented, thereby adversely affecting the profitability after tax of the Communications Group's ventures. In addition, criminal organizations in certain of the countries in which the Communications Group operates may threaten and intimidate businesses. While the Communications Group has thus far not experienced widespread difficulties with criminal organizations in these countries, there can be no assurance that such pressures from criminal organizations will not increase in the future and have a material adverse effect on the Company and its operations.

    There is significant uncertainty as to the extent to which local parties and entities, particularly government authorities, in the Communications Group's markets will respect the contractual and other rights of foreign parties, such as the Communications Group, and also the extent to which the "rule of law" has taken hold and will be upheld in each of these countries. Although the general legal framework and the governments' strategy in some of the Communications Group's markets currently encourage foreign trade and investments, relevant laws of the countries in which the Communications Group has invested may not be enforced in accordance with their terms or implemented in countries in which they do not now exist. Laws in the Communications Group's markets affecting foreign investment, trade and communications activities often change and create uncertainty and confusion. Additionally, foreign investment and sales may be materially and adversely affected by conflicting and restrictive administrative regulations in many of the Communications Group's markets.

    The Communications Group may also be materially and adversely affected by laws restricting foreign investment in the field of communications. Certain countries have extensive restrictions on foreign investment in the communications field and the Communications Group is attempting to structure its prospective projects in order to comply with such laws. However, there can be no assurance that such legal and regulatory restrictions will not increase in the future or, as currently promulgated, will not be interpreted in a manner giving rise to tighter restrictions, and thus may have a material adverse effect on the Company's prospective projects in that country. The Russian Federation has periodically proposed legislation that would limit the ownership percentage that foreign companies can have in communications businesses. While such proposed legislation has not been made into law, it is possible that such legislation could be enacted in Russia and/or that other countries in Eastern Europe and the republics of the former Soviet Union may enact similar legislation which could have a material adverse effect on the business, operations, financial condition or prospects of the Communications Group. Such legislation could be similar to United States Federal law which limits the foreign ownership in entities owning broadcasting licenses. Similarly, PRC law and regulation restrict and prohibit foreign companies or joint ventures in which they participate from providing telephony service to customers in the PRC and generally limit the role that foreign companies or their joint ventures may play in the telecommunications industry. As a result, AAT, unlike the Communications Group's joint ventures in Eastern Europe and in the republics of the former Soviet Union, must structure its transactions as a provider of telephony equipment and technical and support services as opposed to a direct provider of such services. These legal restrictions in the PRC may limit the ability of AAT to control the management and direction of the telecommunications systems in which it invests in the PRC. In addition, there is no way of predicting whether other foreign ownership limitations will be enacted in any of the Communications Group's markets, or whether any such law, if enacted, will force the Communications Group to reduce or restructure its ownership interest in any of the ventures in which the Communications Group currently has an ownership interest. If foreign ownership limitations are enacted in any of the Communications Group's markets and the Communications Group is required to reduce or restructure its ownership interests in any ventures, it is unclear how such reduction or restructuring would be implemented, or what impact such reduction or restructuring would have on the Communications Group.

  DEVELOPING LEGAL STRUCTURES IN TARGET MARKETS

    As a result of political, economic and social changes in Eastern Europe, the republics of the former Soviet Union, the PRC and in other selected emerging markets, the bodies of commercial and corporate laws in the Communications Group's markets are, in most cases, in their formative stages. Despite the fact that many of these areas have undergone radical changes in recent years, commercial and corporate laws in these markets are still significantly less developed or clear than comparable laws in the United States and countries of Western Europe and are subject to frequent changes, preemption and reinterpretation by local or administrative regulations, by administrative officials and, in the case of Eastern Europe and republics of the former Soviet Union, by new governments. Such lack of development or clarity makes it difficult for the Communications Group's businesses to plan operations and maintain compliance with administrative interpretations of the law. No assurance can be given that the uncertainties associated with the existing and future laws and regulations in the Communications Group's markets will not have a material adverse effect on the Communications Group's ability to conduct its business and to generate profits.

    Laws relating to telecommunications are also in their developmental stage in most of the markets in which the Communications Group operates and are often modified. In one market in which the Communications Group operates, the government has begun to charge license fees for use of newly and previously issued licenses. At this time, the Communications Group does not yet know the amount its joint venture will be charged for the use of its license in this market.

    In addition, the courts in many of the Communications Group's markets often do not have the experience, resources or authority to resolve significant economic disputes and enforce their decisions. In some cases courts are not insulated from political considerations and other outside pressures and sometimes do not function in an independent manner. Enforcement of legal rights in these areas is also affected in some cases by political discretion and lobbying. This creates particular concerns for the Communications Group because the licenses held by the Communications Group's businesses or the contracts providing such businesses access to the airwaves or other rights essential for operations may be significantly modified, revoked or canceled without justification, and legal redress may be substantially delayed or even unavailable in such cases.

  RISK INHERENT IN GROWTH STRATEGY

    The Communications Group has grown rapidly since its inception. Many of the Communications Group's ventures are either in developmental stages or have only recently commenced operations. The Communications Group has incurred significant operating losses to date. The Communications Group is pursuing additional investments in a variety of communications businesses in both its existing markets and additional markets. This growth strategy entails the risks inherent in assessing the strength and weaknesses of development opportunities, in evaluating the costs and uncertain returns of developing and constructing the facilities for operating systems and in integrating and managing the operations of existing and additional systems. The Company's growth strategy requires the Company to expend significant capital in order to enable it to continue to develop its existing operations and to invest in additional ventures. There can be no assurance that the Company will have the funds necessary to support the capital needs of the Communications Group's current investments or any of the Communications Group's additional investment opportunities or that the Communications Group will be able to obtain financing from third parties. If such financing is unavailable, the Communications Group may not be able to further develop its existing ventures and the number of additional ventures in which it invests may be significantly curtailed.

  APPROVALS AND UNCERTAINTY OF LICENSE RENEWALS

    The Communications Group's joint ventures' operations are subject to governmental regulation in its markets and its operations require certain governmental approvals. The licenses pursuant to which the Communications Group's joint ventures operate are issued for limited periods, including certain licenses which are renewable annually. Certain of these licenses expire over the next several years. In addition, licenses held by two of the Communications Group's joint ventures have recently expired, although these joint ventures have been permitted to continue operations while the reissuance is pending. Such joint ventures applied for renewals and expects new licenses to be issued. Six other licenses held or used by Communications Group joint ventures will expire during 1997. While there can be no assurance on the matter, based on past experience, the Communications Group expects that all of these licenses will be renewed. For most of the licenses held or used by the Communications Group's joint ventures, no statutory or regulatory presumption exists for renewal by the current license holder, and there can be no assurance that such licenses will be renewed upon the expiration of their current terms. The Communications Group's partners in these ventures have not advised the Communications Group of any reason such licenses would not be renewed. The failure of such licenses to be renewed may have a material adverse effect on the Company. There can also be no assurance that the Communications Group's joint ventures will obtain necessary approvals to operate additional wireless cable television, wireless telephony or paging systems or radio broadcast stations in any of the markets in which it is seeking to establish its businesses.

    Additionally, certain of the licenses pursuant to which the Communications Group's businesses operate contain network build-out milestones. The failure to satisfy such milestones could result in the loss of such licenses which may have a material adverse effect on the Company.

  EXCHANGE RATE FLUCTUATIONS AND INFLATION RISKS IN TARGET MARKETS

    The Communications Group's strategy is to minimize its foreign currency exposure risk. To the extent possible, in countries that have experienced high rates of inflation, the Communications Group bills and collects all revenues in U.S. dollars or an equivalent local currency amount adjusted on a monthly basis for exchange rate fluctuations. The Communications Group's joint ventures are generally permitted to maintain U.S. dollar accounts to service their U.S. dollar-denominated credit lines, thereby reducing foreign currency risk. As the Communications Group and its joint venture investees expand their operations and become more dependent on local currency-based transactions, the Communications Group expects that its foreign currency exposure will increase. The Communications Group does not hedge against foreign exchange rate risks at the current time and therefore could be subject in the future to any declines in exchange rates between the time a joint venture receives its funds in local currencies and the time it distributes such funds in U.S. dollars to the Company. In addition, the economies of certain of the Communications Group's target markets have experienced significant and, in some periods, extremely high rates of inflation over the past few years. Inflation and rapid fluctuation in exchange rates have had and may continue to have a negative effect on these economies and may have a negative impact on the Company's business, financial condition and results of operations.

  POSSIBLE INABILITY TO CONTROL CERTAIN JOINT VENTURES

    The Communications Group has invested in virtually all of its joint ventures with local partners. Although the Communications Group exercises significant influence in the management and operations of the joint ventures in which it has an ownership interest and intends to invest in the future only in joint ventures in which it can exercise significant influence in management, the degree of its voting power and the voting power and veto rights of its joint venture partners may limit the Communications Group from effectively controlling the operations, strategies and financial decisions of the joint ventures in which it has an ownership interest. In certain markets where the Communications Group conducts or may in the future conduct business, increases in the capitalization of a joint venture require not only the consent of all joint venture partners, but also government approval, thereby creating a risk that a venture may not be able to obtain additional capital without cooperation of the joint venture partner and government approval. The Communications Group is dependent on the continuing cooperation of its partners in the joint ventures and any significant disagreements among the participants could have a material adverse effect on any such venture. In addition, in many instances, the Communications Group's partners in a joint venture include a governmental entity or an affiliate of a governmental entity. The presence of a governmental entity or affiliate thereof as a partner poses a number of risks, including the possibility of decreased governmental support or enthusiasm for the venture as a result of a change of government or government officials, a change of policy by the government and perhaps most significantly the ability of the governmental entities to exert undue control or influence over the project in the event of a dispute or otherwise. In addition, to the extent joint ventures become profitable and generate sufficient cash flows in the future, there can be no assurance that the joint ventures will pay dividends or return capital at any time. Moreover, the equity interests of the Communications Group in these investments generally are not freely transferable. Therefore, there can be no assurance of the Company's ability to realize economic benefits through the sale of the Communications Group's interests in its joint ventures.

  TECHNICAL APPROVAL OF TELEPHONY EQUIPMENT

    Many of the Communications Group's proposed wireless local loop telephony operations are dependent upon type approval of the Communications Group's proposed wireless local loop telephony equipment by the communications authorities in the markets where the Communications Group and its ventures plan to operate. While the Communications Group believes that such equipment will be type approved, there is no assurance that this will occur and the failure to obtain such type approvals could have a materially adverse effect on many of the Communications Group's proposed telephony operations. In addition, while the Communications Group believes that it will be able to acquire sufficient amounts of wireless local loop telephony equipment from its supplier on a timely basis, there can be no assurance that this will be the case or that the Communications Group would be able to procure alternative equipment.

  TECHNOLOGICAL OBSOLESCENCE

    The communications industry has been characterized in recent years by rapid and significant technological changes. New market entrants could introduce new or enhanced technologies with features which would render the Communications Group's technology obsolete or significantly less marketable. The ability of the Communications Group to compete successfully will depend to a large extent on its ability to respond quickly and adapt to technological changes and advances in its industry. There can be no assurance that the Communications Group will be able to keep pace, or will have the financial resources to keep pace, with the technological demands of the marketplace.

ENTERTAINMENT GROUP CONSIDERATIONS

  SUBSTANTIAL COSTS OF MOTION PICTURES

    The motion picture business in which the Entertainment Group is engaged requires substantial outlays of capital. The costs of producing and marketing motion pictures have increased in recent years, and may continue to increase in the future, thereby increasing the costs to the Entertainment Group of the motion pictures it produces or with respect to which it acquires distribution rights. Consequently, the Entertainment Group may be subject to substantial financial risks relating to the production, completion and release of motion pictures. Moreover, there can be no assurance that the Company will be able to obtain additional financing if it is required. See "--Company-Related and General Considerations-- Future Financing Needs" above.

  MOTION PICTURE INDUSTRY INVOLVES A SUBSTANTIAL DEGREE OF RISK

    The Entertainment Group is engaged in the exploitation of its film libraries and other assets and the distribution and production of theatrical motion pictures and television programming. The motion picture industry is unpredictable and involves a substantial degree of risk. The success of the Entertainment Group's motion picture product is heavily dependent on public taste, which is both unpredictable and susceptible to change. Accordingly, there can be no assurance as to the financial success of any motion picture or television programming.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Preferred Stock offered hereby, after deducting underwriting discounts and commissions and the estimated
expenses of the offering, are estimated to be $         million ($      million
if the Underwriters' over-allotment option is exercised in full). The Company intends to use the estimated net proceeds (i) to finance the continued build-out of the Communications Group's systems in Eastern Europe, the republics of the former Soviet Union, the PRC and other selected emerging markets and (ii) for general corporate purposes, including the working capital needs of the Company and its subsidiaries, the repayment of certain indebtedness of the Company and its subsidiaries and potential future acquisitions.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    Since November 2, 1995, the Common Stock has been listed and traded on the AMEX and the PSE under the symbol "MMG". Prior to November 2, 1995, the Common Stock was listed and traded on both the NYSE and the PSE under the symbol "ACT". The following table sets forth the quarterly high and low closing sales prices per share for the Common Stock according to the NYSE Composite Tape for the period from January 1, 1995 through November 1, 1995 and the quarterly high and low closing sales prices per share for the Common Stock as reported by the AMEX from November 2, 1995 through the present. The reported last sale price of the Common Stock on the AMEX on April 3, 1997 was $8 7/16.

                                                                                 PRICE RANGE OF
                                                                                  COMMON STOCK
                                                                              --------------------
FISCAL QUARTER ENDED                                                            HIGH        LOW
----------------------------------------------------------------------------  ---------  ---------
1995:
March 31....................................................................  $      11  $   8 3/4
June 30.....................................................................     13 3/8      8 5/8
September 30................................................................     19 1/8     13 1/4
December 31.................................................................     18 7/8     13 1/4

1996:
March 31....................................................................  $  14 1/4  $  11 1/2
June 30.....................................................................     16 5/8     12 1/4
September 30................................................................     12 1/2      9 1/2
December 31.................................................................     12 1/8      8 7/8

1997:
March 31....................................................................  $  12 1/4  $ 8 11/16
June 30 (through April 3, 1997).............................................      8 7/8     8 7/16

    The Company has not paid a dividend to its stockholders since the dividend declared in the fourth quarter of 1993, and has no plans to pay cash dividends on the Common Stock in the foreseeable future. Any future dividends will depend upon the Company's earnings, capital requirements, financial condition and other relevant factors, including the existence or absence of any contractual limitations on the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of December 31, 1996, and as adjusted to give effect to the sale of the Preferred Stock offered hereby (without giving effect to the exercise of the Underwriters' over-allottment option). The table should be read in conjunction with the audited consolidated financial statements of the Company and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" relating to the Company incorporated by reference and included elsewhere in this Prospectus.

                                                                                          AS OF DECEMBER 31, 1996
                                                                                          ------------------------
                                                                                            ACTUAL     AS ADJUSTED
                                                                                          -----------  -----------

                                                                                               (IN THOUSANDS)
Cash, cash equivalents and short-term investments.......................................  $    91,130   $ 210,755
                                                                                          -----------  -----------
                                                                                          -----------  -----------
Debt:
  Entertainment Group Credit Facility...................................................  $   247,500   $ 247,500
  6 1/2% Convertible Debentures due August 1, 2002......................................       59,739      59,739
  9 1/2% Debentures due August 1, 1998..................................................       59,398      59,398
  9 7/8% Debentures due March 15, 1997..................................................       15,038      15,038
  10% Debentures due October 1, 1999....................................................        5,467       5,467
  Snapper Revolver......................................................................       46,419      46,419
  Other long-term debt, including capital leases........................................       25,498      25,498
                                                                                          -----------  -----------
      Total debt........................................................................      459,059     459,059
Stockholders' equity:
  Preferred stock.......................................................................      --          125,000
  Common stock..........................................................................       66,153      66,153
  Paid-in surplus.......................................................................      959,558     954,183
  Other.................................................................................       (2,680)     (2,680)
  Accumulated deficit...................................................................     (803,349)   (803,349)
                                                                                          -----------  -----------
      Total stockholders' equity........................................................      219,682     339,307
                                                                                          -----------  -----------
      Total capitalization..............................................................  $   678,741   $ 798,366
                                                                                          -----------  -----------
                                                                                          -----------  -----------

             PRO FORMA CONSOLIDATED CONDENSED FINANCIAL INFORMATION
                                 OF THE COMPANY

    The following unaudited Pro Forma Balance Sheet of MIG as of December 31, 1996 and unaudited Pro Forma Statement of Operations for the year ended December 31, 1996 illustrates the effect of the Offering, the acquisitions of Goldwyn and MPCA and the consolidation of Snapper at the beginning of the period presented. The unaudited Pro Forma Balance Sheet assumes that the Offering occurred on December 31, 1996 and the Unaudited Pro Forma Combining Statement of Operations assumes that the Offering, the acquisitions of Goldwyn and MPCA and the consolidation of Snapper occurred at the beginning of the period presented.

    The unaudited Pro Forma Combining Financial Statements are not necessarily indicative of either future results of operations or results that might have been achieved if the foregoing transactions had been consummated as of the indicated dates. The unaudited Pro Forma Combining Financial Statements should be read in conjunction with (i) the consolidated financial statements and the related notes thereto of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations" relating to the Company included elsewhere in this Prospectus and (ii) the consolidated financial statements and related notes thereto of Goldwyn incorporated by reference elsewhere in this Prospectus.

                      METROMEDIA INTERNATIONAL GROUP, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET

                                 (IN THOUSANDS)

                                                                                 DECEMBER 31, 1996
                                                                       -------------------------------------
                                                                                    PRO FORMA
                                                                       HISTORICAL  ADJUSTMENTS   PRO FORMA
                                                                       ----------  -----------  ------------
Cash and cash equivalents............................................  $   91,130   $ 119,625(1) $    210,755
Accounts receivable..................................................      70,734          --         70,734
Inventories..........................................................      54,404          --         54,404
Film inventories.....................................................      66,156          --         66,156
Other current assets.................................................       8,123          --          8,123
                                                                       ----------  -----------  ------------
Current assets.......................................................     290,547     119,625        410,172

Film inventories.....................................................     186,143          --        186,143
Property and equipment, net..........................................      73,928          --         73,928
Intangibles..........................................................     258,783          --        258,783
Other assets.........................................................     135,339          --        135,339
                                                                       ----------  -----------  ------------
    Total assets.....................................................  $  944,740   $ 119,625   $  1,064,365
                                                                       ----------  -----------  ------------
                                                                       ----------  -----------  ------------

Accounts payable and accrued expenses................................  $  134,050   $      --   $    134,050
Short-term debt......................................................      55,638          --         55,638
Other current liabilities............................................      53,253          --         53,253
                                                                       ----------  -----------  ------------
Current liabilities..................................................     242,941          --        242,941

Deferred revenues....................................................      48,188          --         48,188
Long-term debt.......................................................     403,421          --        403,421
Other liabilities....................................................      30,508          --         30,508
                                                                       ----------  -----------  ------------
    Total liabilities................................................     725,058          --        725,058
                                                                       ----------  -----------  ------------
Stockholders' equity:
  Preferred stock....................................................          --     125,000(1)      125,000
  Common stock.......................................................      66,153          --         66,153
  Paid-in surplus....................................................     959,558      (5,375)       954,183
  Other..............................................................      (2,680)         --         (2,680)
  Accumulated deficit................................................    (803,349)         --       (803,349)
                                                                       ----------  -----------  ------------
    Total stockholders' equity.......................................     219,682     119,625        339,307
                                                                       ----------  -----------  ------------
    Total liabilities and stockholders' equity.......................  $  944,740   $ 119,625   $  1,064,365
                                                                       ----------  -----------  ------------
                                                                       ----------  -----------  ------------

                      METROMEDIA INTERNATIONAL GROUP, INC.
             UNAUDITED PRO FORMA COMBINING STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             YEAR ENDED DECEMBER 31, 1996
                                  ----------------------------------------------------------------------------------
                                                                                            PRO FORMA
                                                                                           MERGER AND      COMPANY
                                    COMPANY                                               CONSOLIDATION   PRO FORMA
                                  HISTORICAL      SNAPPER        GOLDWYN        MPCA       ADJUSTMENTS    COMBINED
                                  -----------   HISTORICAL     HISTORICAL    HISTORICAL   -------------  -----------
                                               -------------  -------------  -----------
                                               (UNAUDITED)(8) (UNAUDITED)(8) (UNAUDITED)(8)
Revenues........................   $ 201,755     $ 130,623      $  54,112     $  10,920     $      --     $ 397,410
Costs and expenses:
  Cost of sales and rentals and
  operating expenses............    (161,564)     (102,687)       (53,617)      (11,769)       10,062(4)   (319,575)
  Selling, general and
  administrative................     (81,481)      (38,658)       (10,543)       (3,801)         (528)(6)   (135,011)
  Depreciation and
  amortization..................     (13,232)       (6,001)        (1,984)           --           354(2)    (24,069)
                                                                                               (2,509)(5)
                                                                                                 (697)(7)
                                  -----------  -------------  -------------  -----------  -------------  -----------
Operating loss..................     (54,522)      (16,723)       (12,032)       (4,650)        6,682       (81,245)
Interest expense................     (36,256)       (6,859)        (5,823)         (300)           --       (49,238)
Interest income.................       8,838            --             --            41            --         8,879
                                  -----------  -------------  -------------  -----------  -------------  -----------
Loss before provision for income
  taxes, equity in losses in
  joint ventures................     (81,940)      (23,582)       (17,855)       (4,909)        6,682      (121,604)

Provision for income taxes......      (1,414)           --           (779)           --           779(3)     (1,414)
Equity in losses of joint
  ventures......................     (11,079)           --             --            --            --       (11,079)
                                  -----------  -------------  -------------  -----------  -------------  -----------
Loss from continuing
  operations....................   $ (94,433)    $ (23,582)     $ (18,634)    $  (4,909)    $   7,461     $(134,097)
                                  -----------  -------------  -------------  -----------  -------------  -----------
                                  -----------  -------------  -------------  -----------  -------------  -----------
Number of shares issued and
  outstanding...................      54,293           n/a            n/a           n/a                      56,812(9)
                                  -----------  -------------  -------------  -----------                 -----------
                                  -----------  -------------  -------------  -----------                 -----------
Loss per share..................   $   (1.74)          n/a            n/a           n/a                   $
                                  -----------  -------------  -------------  -----------                 -----------
                                  -----------  -------------  -------------  -----------                 -----------
Ratio of earnings to fixed
  charges(10)...................         n/a           n/a            n/a           n/a                         n/a
                                  -----------  -------------  -------------  -----------                 -----------
                                  -----------  -------------  -------------  -----------                 -----------

------------------------
(1) Reflects the issuance of 2.5 million shares of Preferred Stock at $50.00 per share, net of estimated issuance cost of $5.4 million.

(2) Reflects elimination of six months of historical Goldwyn goodwill amortization.

(3) Reflects elimination of historical Goldwyn income tax expense.

(4) Reflects elimination of film inventory write downs included in Goldwyn's historical results of operations due to purchase accounting adjustments to reduce Goldwyn's film inventories to net realizable value.

(5) Reflects six months of amortization of goodwill related to the acquisition of Goldwyn and MPCA.

(6) Reflects six months of compensation expense in connection with the issuance of restricted stock in the MPCA acquisition.

(7) Reflects ten months of amortization of goodwill related to the consolidation of Snapper.

(8) Reflects Snapper's results of operations for the period January 1, 1996 through October 31, 1996 and the results of operations for Goldwyn and MPCA from January 1, 1996 through July 1, 1996.

(9) Reflects issuance of stock related to the acquisitions of Goldwyn and MPCA as if outstanding for entire period presented.

(10) For purposes of this computation, earnings are defined as pre-tax earnings or loss before discontinued operations and extraordinary items and fixed charges. Fixed charges are the sum of (i) interest costs, (ii) amortization of deferred financing costs, premium and debt discounts, (iii) the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third) and (iv) dividends on preferred stock. The ratio of earnings to fixed charges of the Company after giving effect to the Offering was less than 1.00 for the year ended December 31, 1996; thus, earnings available for fixed charges were inadequate to cover fixed charges for the period. The deficiency in earnings to fixed charges for pro forma
    December 31, 1996 after giving effect to the Offering was $      .

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data presented below as of and for the years ended December 31, 1996 and December 31, 1995 and as of and for each of the years in the three year period ended February 28, 1995 have been derived from financial statements audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements as of December 31, 1996 and December 31, 1995 and for each of the years in the two year period ended December 31, 1996 and for the year ended February 28, 1995 together with the report of KPMG Peat Marwick LLP, are contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and included elsewhere in this Prospectus.

                                                            YEARS ENDED
                                                            DECEMBER 31,            YEARS ENDED FEBRUARY 28,
                                                       ----------------------  ----------------------------------
                                                        1996(1)     1995(2)       1995        1994        1993
                                                       ----------  ----------  ----------  ----------  ----------

                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues...........................................  $  201,755  $  138,970  $  194,789  $  175,713  $  222,318
  Equity in losses of joint ventures.................     (11,079)     (7,981)     (2,257)       (777)     --
  Loss from continuing operations before discontinued
    operations and extraordinary item................     (94,433)    (87,024)    (69,411)   (132,530)    (72,973)
  Net income (loss)..................................    (115,243)   (412,976)    (69,411)   (132,530)    250,240
  Loss per common share from continuing operations
    before discontinued operations and extraordinary
    item.............................................       (1.74)      (3.54)      (3.43)      (7.71)     (19.75)
  Loss before extraordinary item per common share....       (2.04)     (15.51)      (3.43)      (7.71)     (19.75)
  Net income (loss) per common share.................       (2.12)     (16.83)      (3.43)      (7.71)      67.74
  Ratio of earnings to fixed charges(3)..............         n/a         n/a         n/a         n/a         n/a
  Weighted average common shares outstanding.........      54,293      24,541      20,246      17,188       3,694
  Dividends per common share.........................      --          --          --          --          --

BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets.......................................  $  944,740  $  599,638  $  391,870  $  520,651  $  704,356
  Total debt.........................................     459,059     304,643     237,027     284,500     325,158

------------------------

(1) The consolidated financial statements for the twelve months ended December 31, 1996 include two months (November and December 1996) of the results of operations of the Company's Snapper subsidiary and the results of operations for Goldwyn and MPCA since July 2, 1996.

(2) The consolidated financial statements for the twelve months ended December 31, 1995 include operations for Actava and Sterling from November 1, 1995 and two months for Orion (January and February 1995) that were included in the February 28, 1995 consolidated financial statements. The revenues and net loss for the two month duplicate period are $22.5 million and $11.4 million, respectively.

(3) For purposes of this computation, earnings are defined as pre-tax earnings or loss before discontinued operations and extraordinary items and fixed charges. Fixed charges are the sum of (i) interest costs, (ii) amortization of deferred financing costs, premium and debt discounts, (iii) the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third) and (iv) dividends on preferred stock. The ratio of earnings to fixed charges of the Company was less than 1.00 for the years ended December 31, 1996 and 1995 and for the years ended February 28, 1995, 1994 and 1993; thus, earnings available for fixed charges were inadequate to cover fixed charges for such periods. The deficiency in earnings to fixed charges for the years ended December 31, 1996 and 1995 and for the years ended February 28, 1995, 1994 and 1993 was $93,019, $86,257,
    $68,111, $130,430 and $67,273, respectively.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

    THE SECTION BELOW INCLUDES PORTIONS OF "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" RELATING TO THE COMPANY WHICH HAVE BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AS UPDATED IN CERTAIN PLACES TO REFLECT THE CONSUMMATION OF THE SALE OF THE PREFERRED STOCK OFFERED HEREBY. A DETAILED "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" RELATING TO THE COMPANY, INCLUDING AN ANALYSIS OF THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS, IS INCORPORATED BY REFERENCE FROM THE COMPANY'S FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1996. SPECIAL NOTE:
CERTAIN STATEMENTS SET FORTH BELOW UNDER THIS CAPTION CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE REFORM ACT. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 96 FOR ADDITIONAL INFORMATION RELATING TO SUCH STATEMENTS.

GENERAL

    In connection with the November 1 Merger, for accounting purposes only, Orion and MITI were deemed to be the joint acquirers of Actava and Sterling. The acquisition of Actava and Sterling was accounted for as a reverse acquisition. As a result of the reverse acquisition, the historical financial statements of the Company for periods prior to the November 1 Merger are the combined financial statements of Orion and MITI, rather than Actava's.

    The operations of Actava and Sterling have been included in the accompanying consolidated financial statements from November 1, 1995. During 1995, the Company adopted a formal plan to dispose of Snapper, and as a result, Snapper was classified as an asset held for sale and the results of its operations were not included in the consolidated results of operations of the Company from November 1, 1995 to October 31, 1996. Subsequently, the Company announced its intention not to continue to pursue its previously adopted plan to dispose of Snapper and to actively manage Snapper to maximize its long term value to the Company. The operations of Snapper are included in the accompanying consolidated financial statements as of November 1, 1996. In addition, at November 1, 1995, the Company's investment in RDM, was deemed to be a non-strategic asset and is included in the accompanying consolidated financial statements as a discontinued operation and an asset held for sale. The Company intends to dispose of its RDM stock during 1997.

    The Company believes that the historical results of operations are not indicative of future operating performance because (i) the majority of the Communications Group's joint ventures are in their early stages of contruction and marketing, (ii) approximately one-half of the Entertainment Group's film inventories are stated at estimated net realizable value and as such do not generate gross profit upon recognition of revenues and (iii) the Entertainment Group had a reduced theatrical release schedule through calendar 1995 and as a result had reduced theatrical, video and ancillary revenues and gross profits.

    The strategic business activities of the Company consist of two business segments: (i) the development and operation of communications businesses, which include wireless cable television, paging services, radio broadcasting, and various types of telephony services, and (ii) the production and distribution in all media of motion pictures, television programming and other filmed entertainment product and the exploitation of its library of over 2,200 feature film and television titles. The Company also owns a non-strategic business, Snapper, which is engaged in the manufacture of lawn and garden products.

THE COMMUNICATIONS GROUP

    The Company, through the Communications Group, is the owner of various interests in joint ventures that are currently in operation or planning to commence operations in Eastern Europe, the republics of the former Soviet Union, the PRC and other selected emerging markets.

    The Communications Group's joint ventures currently offer wireless cable television, AM/FM radio, paging, cellular telecommunications, international toll calling and trunked mobile radio. Joint ventures are principally entered into with governmental agencies or ministries under the existing laws of the respective countries.

    The consolidated financial statements include the accounts and results of operations of the Communications Group, its majority owned and controlled joint ventures, CNM Paging, Radio Juventas, Radio Skonto, Romsat, SAC, Vilnius Cable and Protocall Ventures Ltd. ("Protocall"), and its subsidiaries. The following table lists the Communications Group's majority owned and controlled joint ventures at September 30, 1996:

                                                                                                   POPULATION/HH
JOINT VENTURE                                    BUSINESS                       MARKET            COVERED (MM)(1)
----------------------------------  ----------------------------------  ----------------------  -------------------
CNM Paging........................  Paging                              Bucharest, Romania                23.0
Radio Juventus....................  Radio                               Budapest, Hungary                  3.5
Radio Skonto......................  Radio                               Riga, Latvia                       0.9
SAC...............................  Radio                               Moscow, Russia                    12.0
Romsat............................  Cable Television                    Bucharest, Romania                 0.9
Vilnius Cable.....................  Cable Television                    Vilnius, Lithuania                 2.0
Protocall.........................  Trunked Mobile Radio                Belgium, Portugal,
                                                                        Romania, Spain                    33.7

------------------------

(1) Information for Romsat and Vilnius Cable are households covered. All other information is for population covered.

    Investments in other companies and joint ventures which are not majority owned, or in which the Communications Group does not control, but exercises significant influence, have been accounted for using the equity method. Investments of the Communications Group or its consolidated subsidiaries over which significant influence is not exercised are carried under the cost method. See Note 8 to the "Notes to the Consolidated Financial Statements" of the Company for the year ended December 31, 1996, included elsewhere in this Prospectus for these joint ventures and their summary financial information.

THE ENTERTAINMENT GROUP

    The Entertainment Group consists of Orion and, as of July 2, 1996, Goldwyn and MPCA and their respective subsidiaries. Until November 1, 1995, Orion operated under certain agreements entered into in connection with the terms of its Modified Third Amended Joint Consolidated Plan of Reorganization (the "Plan"), which severely limited the Entertainment Group's ability to finance and produce additional feature films. Therefore, the Entertainment Group's primary activity prior to the November 1 Merger was the ongoing distribution of its library of theatrical motion pictures and television programming. The Entertainment Group believes the lack of a continuing flow of newly produced theatrical product while operating under the Plan adversely affected its results of operations. As a result of the removal of the restrictions on the Entertainment Group to finance, produce, and acquire entertainment products in connection with the November 1 Merger, the Entertainment Group has begun to produce, acquire, and release new theatrical product. In addition, the Entertainment Group operates a movie theater circuit.

    Theatrical motion pictures are produced initially for exhibition in theaters in the United States and Canada. Foreign theatrical exhibition generally begins within the first year after initial release. Home video distribution in all territories usually begins six to twelve months after theatrical release in that territory, with pay television exploitation beginning generally six months after initial home video release. Exhibition of the Entertainment Group's product on network and on other free television outlets begins generally 3 to 5 years from the initial theatrical release date in each territory.

SNAPPER

    Snapper manufacturers Snapper-Registered Trademark- brand premium-priced power lawnmowers, lawn tractors, garden tillers, snow throwers and related parts and accessories. The lawnmowers include rear engine riding mowers, front engine riding mowers or lawn tractors, and self-propelled and push-type walk-behind mowers. Snapper also manufactures a line of commercial lawn and turf equipment under the Snapper brand. Snapper provides lawn and garden products through distribution channels to domestic and foreign retail markets.

RESULTS OF OPERATION--SEGMENT INFORMATION

    The following table sets forth the operating results and financial condition of the Company's Entertainment Group and Communications Group for the calendar years ended December 31, 1996 and 1995 and for the fiscal year ended February 28, 1995. Financial information summarizing the results of operations of Snapper, which, until November, 1996, was classified as an asset held for sale, is presented in the consolidated financial statements of the Company and the related notes thereto incorporated by reference and included elsewhere in this Prospectus.

                              SEGMENT INFORMATION

                                                                        CALENDAR YEAR  CALENDAR YEAR  FISCAL YEAR
                                                                            1996           1995          1995
                                                                        -------------  -------------  -----------
                                                                                     (IN THOUSANDS)
Entertainment Group:
    Net revenues......................................................   $   165,164    $   133,812   $   191,244
    Cost of sales and rentals and operating expenses..................      (139,307)      (132,951)     (187,477)
    Selling, general and administrative...............................       (24,709)       (24,049)      (22,888)
    Depreciation and amortization.....................................        (5,555)          (694)         (767)
                                                                        -------------  -------------  -----------
    Loss from operations..............................................        (4,407)       (23,882)      (19,888)

Communications Group:
    Net revenues......................................................        14,047          5,158         3,545
    Cost of sales and rentals and operating expenses..................        (1,558)       --            --
    Selling, general and administrative...............................       (37,463)       (26,803)      (19,067)
    Depreciation and amortization.....................................        (6,403)        (2,101)       (1,149)
                                                                        -------------  -------------  -----------
    Loss from operations..............................................       (31,377)       (23,746)      (16,671)
                                                                        -------------  -------------  -----------
Snapper:
    Net revenues......................................................        22,544        --            --
    Cost of sales and rental and operating expenses...................       (20,699)       --            --
    Selling, general and adminsitrative...............................        (9,954)       --            --
    Depreciation and amortization.....................................        (1,256)       --            --
                                                                        -------------  -------------  -----------
    Loss from operations..............................................        (9,365)       --            --
                                                                        -------------  -------------  -----------
Corporate Headquarters and Eliminations:
    Net revenues......................................................       --             --            --
    Cost of sales and rental and operating expenses...................       --             --            --
    Selling, general and administrative...............................        (9,355)        (1,109)      --
    Depreciation and amortization.....................................           (18)       --            --
                                                                        -------------  -------------  -----------
    Loss from operations..............................................        (9,373)        (1,109)      --
                                                                        -------------  -------------  -----------
Consolidated--Continuing Operations:
    Net revenues......................................................       201,755        138,970       194,789
    Cost of sales and rentals and operating expenses..................      (161,564)      (132,951)     (187,477)
    Selling, general and administrative...............................       (81,481)       (51,961)      (41,955)
    Depreciation and amortization.....................................       (13,232)        (2,795)       (1,916)
                                                                        -------------  -------------  -----------
    Loss from operations..............................................       (54,522)       (48,737)      (36,559)
                                                                        -------------  -------------  -----------
Interest expense......................................................       (36,256)       (33,114)      (32,389)

                                                                        CALENDAR YEAR  CALENDAR YEAR  FISCAL YEAR
                                                                            1996           1995          1995
                                                                        -------------  -------------  -----------
                                                                                     (IN THOUSANDS)
Interest income.......................................................         8,838          3,575         3,094
Provision for income taxes............................................        (1,414)          (767)       (1,300)
Equity in losses of joint ventures....................................       (11,079)        (7,981)       (2,257)
Discontinued operations...............................................       (16,305)      (293,570)      --
Extraordinary item....................................................        (4,505)       (32,382)      --
                                                                        -------------  -------------  -----------
Net loss..............................................................   $  (115,243)   $  (412,976)  $   (69,411)
                                                                        -------------  -------------  -----------
                                                                        -------------  -------------  -----------

THE COMPANY CONSOLIDATED--RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    During the year ended December 31, 1996 ("calendar 1996"), the Company reported a loss from continuing operations of $94.4 million, a loss from discontinued operations of $16.3 million and a loss on extinguishment of debt of $4.5 million, resulting in a net loss of $115.2 million. This compares to a loss from continuing operations of $87.0 million, a loss from discontinued operations of $293.6 million and a loss on extinguishment of debt of $32.4 million, resulting in a net loss of $413.0 million for the year ended December 31, 1995 ("calendar 1995"). The loss from continuing operations increased by $7.4 million as a result of increases in the operating losses at the Communications Group, corporate overhead and the consolidation of Snapper losses as of November 1, 1996, which were partially offset by a decrease in the operating losses at the Entertainment Group.

    The calendar 1996 loss from discontinued operations and extraordinary item is attributable to the writedown of the investment in RDM to its net realizable value and the loss associated with the refinancing of the Orion debt facility as part of the acquisitions of Goldwyn and MPCA, respectively.

    The calendar 1995 loss from discontinued operations represents the writedown of the portion of the purchase price of the Company allocated to Snapper on November 1, 1995 to its net realizable value.

    The extraordinary loss relating to the early extinguishment of debt in calendar 1995 was a result of the repayment and termination of the Plan debt, which was refinanced with funds provided under the Old Orion Credit Facility (see Note 9 to the "Notes to the Consolidated Financial Statements" of the Company for the year ended December 31, 1996, included elsewhere in this Prospectus) and a non-interest bearing promissory note from the Company, and to the charge-off of the unamortized discount associated with such obligations.

    Interest expense increased $3.1 million for calendar 1996. The increase in interest expense was primarily due to the interest on the debt at corporate headquarters for twelve months in calendar 1996 as compared to two months in calendar 1995. This increase was partially offset by the reduction in interest expense for the Communications Group since the funding of their operations is from the Company and for the Entertainment Group due principally to lower interest rates on their outstanding debt balance for each respective period. The average interest rates on average debt outstanding of $363.3 million and $254.8 million in calendar 1996 and calendar 1995, were 10.0% and 11.4%, respectively.

    Interest income increased $5.3 million principally as a result of funds invested at corporate headquarters and increased interest resulting from increased borrowings under the Communications Group's credit facilities with its joint ventures for their operating and investing cash requirements.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED FEBRUARY 28, 1995

    During calendar 1995, the Company reported a loss from continuing operations of $87.0 million, a loss from discontinued operations of $293.6 million and a loss on extinguishment of debt of $32.4 million, resulting in a net loss of $413.0 million. This compares to a net loss of $69.4 million for the year ended February 28, 1995 ("fiscal 1995"), all of which came from continuing operations. The loss from continuing operations increased by $17.6 million from calendar 1995 as compared to fiscal 1995, primarily as a result of an increase in the Communications Group's operating loss in calendar 1995.

    The effect of the acquisitions of Actava and Sterling on calendar 1995 results of operations was to increase revenues by $198,000, to increase selling, general and administrative expenses by $1.6 million, and to increase interest expense by $2.2 million.

    The calendar 1995 loss from discontinued operations represents the writedown of the portion of the purchase price of the Company allocated to Snapper in the November 1 Merger to its net realizable value.

    The extraordinary loss relating to the early extinguishment of debt in calendar 1995 was a result of the repayment and termination of the Plan debt, which was refinanced with funds provided under the Old Orion Credit Facility (see Note 9 to the "Notes to the Consolidated Financial Statements" of the Company for the year ended December 31, 1996, included elsewhere in this Prospectus) and a noninterest bearing promissory note from the Company, and to the charge-off of the unamortized discount associated with such obligations.

    Interest expense increased by $700,000 to $33.1 million in calendar 1995 due to increased borrowings by the Communications Group to finance operations and investment activities of its joint ventures and two months of interest on the debt at corporate headquarters as part of the November 1 Merger, partially offset by lower debt levels at the Entertainment Group. The average interest on average debt outstanding of $254.8 million and $245.2 million in calendar 1995 and fiscal 1995, were 11.4% and 10.9% respectively.

    Interest income increased $500,000 to $3.6 million in calendar 1995 due principally to interest charged by the Communications Group to the joint ventures for credit facilities.

THE COMMUNICATIONS GROUP--RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    REVENUES. Revenues increased to $14 million for calendar 1996 from $5.2 million for calendar 1995. Revenues of unconsolidated joint ventures for calendar 1996 and 1995 appear in Note 8 to the "Notes to the Consolidated Financial Statements" of the Company for the year ended December 31, 1996, included elsewhere in this Prospectus. The growth in revenue of the consolidated joint ventures has resulted primarily from an increase in radio operations in Hungary, paging service operations in Romania and an increase in management and licensing fees. Revenue from radio operations increased to $9.4 million for calendar 1996 from $3.9 million for calendar 1995. Radio paging services generated revenues of $2.9 million for calendar 1996 as compared to $700,000 for calendar 1995. Management fees and licensing fees increased to $1.8 million for calendar 1996 from $600,000 for calendar 1995. In 1995, the Company changed its policy of consolidating these operations by recording the related accounts and results of operations based on a three month lag. As a result, the calendar 1995 consolidated statement of operations reflects nine months of these operations as compared to twelve months for calendar 1996. Had the Company applied this method from October 1, 1994, the net effect on the results of operations would not have been material.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $10.7 million or 40% for calendar 1996 as compared to calendar 1995. The increase relates principally to the hiring of additional staff and additional expenses associated with the increase in the number of joint ventures and the need for the Communications Group to support and assist the operations of the joint ventures, as well as additional staffing at the radio stations and radio paging operations.

    DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and amortization expense increased to $6.4 million for calendar 1996. The increase is attributed principally to the amortization of goodwill in connection with the November 1 Merger.

    EQUITY IN LOSSES OF JOINT VENTURES. The Communications Group accounts for the majority of its joint ventures under the equity method of accounting since it generally does not exercise control of these ventures. Under the equity method of accounting, the Communications Group reflects the cost of its investments, adjusted for its share of the income or losses of the joint ventures, on its balance sheet and reflects generally only its proportionate share of income or losses of the joint ventures in its statement of operations.

    The Communications Group recognized equity in losses of its joint ventures of approximately $11.1 million for calendar 1996 as compared to $8.0 million for calendar 1995.

    The losses recorded for calendar 1996 and calendar 1995 represent the Communications Group's equity in the losses of the joint ventures for the twelve months ended September 30, 1996 and 1995, respectively. Equity in the losses of the joint ventures by the Communications Group are generally reflected according to the level of ownership of the joint venture by the Communications Group until such joint venture's contributed capital has been fully depleted. Subsequently, the Communications Group recognizes the full amount of losses generated by the joint venture since the Communications Group is generally the sole funding source of the joint ventures.

    The increase in losses of the joint ventures of $3.1 million from calendar 1995 to calendar 1996 is partially attributable to the acquisition during 1996 of Protocall, which included five new trunked mobile radio ventures and increased the loss by $600,000. Further, a loss of $500,000 was incurred in connection with the expansion of radio operations. The Communications Group's paging ventures in Estonia and Riga, and a wireless cable television venture in Tblisi were responsible for $600,000, $900,000 and $1.0 million, respectively, of the increased loss. These losses were attributable to increased costs associated with promotional discount campaigns at the paging ventures, which resulted ultimately in increased subscribers, and a writedown of older receivable balances at the cable television venture. Losses were offset by an increase in equity in income of $1.2 million realized at the Communications Group's international toll calling venture in Tblisi, Georgia.

    Revenues generated by unconsolidated joint ventures were $43.8 million for calendar 1996 as compared to $19.3 million for calendar 1995.

    SUBSCRIBER GROWTH. Many of the joint ventures are in early stages of development and consequently ordinarily generate operating losses in the first years of operation. The Company believes that subscriber growth is an appropriate indicator to evaluate the progress of the subscriber based businesses. The following table presents the reported wireless cable television, paging and trunked mobile radio joint ventures subscriber growth:

                                                                                      WIRELESS                 TRUNKED
                                                                                        CABLE                  MOBILE
                                                                                     TELEVISION    PAGING       RADIO
                                                                                     -----------  ---------  -----------
December 31, 1995..................................................................      37,900      14,460      --
March 31, 1996.....................................................................      44,632      20,683      --
June 30, 1996......................................................................      53,706      29,107      --
September 30, 1996.................................................................      62,568      37,636       6,104
December 31, 1996..................................................................      69,118      44,836       6,642

    FOREIGN CURRENCY. The Communications Group's strategy is to minimize its foreign currency exposure risk. To the extent possible, in countries that have experienced high rates of inflation, the Communications Group bills and collects all revenues in U.S. dollars or an equivalent local currency amount adjusted on a monthly basis for exchange rate fluctuations. The Communications Group's joint ventures are generally permitted to maintain U.S. dollar accounts to service their U.S. dollar denominated credit lines, thereby reducing foreign currency risk. As the Communications Group and its joint ventures expand their operations and become more dependent on local currency based transactions, the Communications Group expects that its foreign currency exposure will increase. The Communications Group does not hedge against foreign exchange rate risks at the current time and therefore could be subject in the future to any declines in exchange rates between the time a joint venture receives its funds in local currencies and the time it distributes such funds in U.S. dollars to the Company.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    REVENUES. Revenues increased to $5.2 million in calendar 1995 from $3.5 million in the year ended December 31, 1994 ("calendar 1994"). This growth in revenue from calendar 1994 to calendar 1995 resulted primarily from an increase in radio operations in Hungary and paging service operations in Romania. However, in calendar 1995 the Company changed its policy of consolidating these operations by recording the related accounts and results of operations based on a three month lag. As a result, the December 31, 1995 consolidated balance sheet includes the accounts for these operations at September 30, 1995 as compared to the December 31, 1994 balances included in 1994, and the calendar 1995 statement of operations reflects nine months of these operations as compared to twelve months for calendar 1994. Had the Company applied this method from October 1, 1994, revenues would have increased over the revenues reported but the net effect on the results of operations would not have been material.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $7.7 million or 41% in calendar 1995 as compared to calendar 1994. The increases relate principally to the hiring of additional staff and additional expenses associated with the increase in the number of joint ventures and the need for the Communications Group to support and assist the operations of the joint ventures. During calendar 1995, the Communications Group completed the staffing of its Vienna office and opened an office in Hong Kong.

    DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and amortization expense increased to $2.1 million for calendar 1995 from $1.1 million for calendar 1994.

    EQUITY IN LOSSES OF JOINT VENTURES. The Communications Group recognized equity in losses of its joint ventures of approximately $8.0 million in calendar 1995 as compared to $2.3 million in calendar 1994. The increase in losses of the joint ventures of $5.7 million is primarily attributable to losses of $4.0 million incurred as part of the expansion of its wireless cable television operations, and the opening of a radio station in Moscow which resulted in a loss of $1.3 million. As of September 30, 1995, there were 6 wireless cable television TV joint ventures in operation as compared to 4 in the prior year. The Communications Group's wireless cable television joint ventures in Moscow and Riga were responsible for $2.1 million and $1.3 million, respectively, of this increased loss. These losses were due to one-time writedowns of older equipment and additional expenses incurred for programming and marketing related to expanding the services provided and ultimately increasing the number of subscribers. All other wireless cable television operations, including two new joint ventures and the expansion of two others that were in their second year of operations, increased losses by $700,000. The increased loss experienced by the radio station in Moscow was attributable to a substantial revision in its programming format and the establishment of sales and related support staff needed to successfully compete in the Moscow market.

    Losses from the Communications Group's other operations, including five paging entities, three of which were started in calendar 1995, and one telephony operation, increased by $400,000 in calendar 1995.

    The losses recorded for calendar 1995 represent the Communications Group's equity in losses of the joint ventures for the twelve months ended September 30, 1995. On January 1, 1994, the Communications Group changed its policy of accounting for the joint ventures by recording its equity in their losses based upon a three month lag. Accordingly, results of operations for calendar 1995, reflect equity in the losses of the joint ventures for the period from October 1, 1994 to September 30, 1995. Had the Communications Group applied this method from October 1, 1993, the effect on reported operating results for calendar 1994 would not have been material.

    FOREIGN CURRENCY. The Communications Group's strategy is to minimize its foreign currency exposure risk. To the extent possible, in countries that have experienced high rates of inflation, the Communications Group bills and collects all revenues in U.S. dollars or an equivalent local currency amount adjusted on a monthly basis for exchange rate fluctuations. The Communications Group's joint ventures are generally permitted to maintain U.S. dollar accounts to service their U.S. dollar denominated credit lines, thereby reducing foreign currency risk. As the Communications Group and its joint ventures expand their operations and become more dependent on local currency based transactions, the Communications Group expects that its foreign currency exposure will increase. The Communications Group does not hedge against foreign exchange rate risks at the current time and therefore could be subject in the future to any declines in exchange rates between the time a joint venture receives its funds in local currencies and the time it distributes such funds in U.S. dollars to the Company.

THE ENTERTAINMENT GROUP--RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    REVENUES. Total revenues for calendar year 1996 were $165.2 million, an increase of $31.4 million or 23% from calendar year 1995.

    Revenues increased during calendar 1996, reflecting the additional revenues associated with the acquisitions of Goldwyn and MPCA (the "Acquired Businesses"), including revenues from the theatrical exhibition business. This increase was partially offset by the decrease in revenues in home video and pay television, which resulted from the Entertainment Group's reduced theatrical release schedule. Although the Entertainment Group released 13 pictures theatrically during calendar 1996, several of these titles had limited releases and/or were acquired solely for domestic theatrical distribution and consequently will generate little or no ancillary revenues. The Entertainment Group anticipates that its reduced theatrical release schedule during the last few years, as well as the acquisition of limited distribution rights for certain current titles, will continue to have an adverse effect on its ancillary revenues.

    Theatrical revenues for calendar 1996 were $20.3 million, an increase of $15.6 million or 332% from the previous year. Such increase was due to the theatrical release of 13 pictures during calendar 1996 compared to 3 theatrical releases in calendar 1995.

    Domestic home video revenues for calendar 1996 were $30.9 million, a decrease of $9.1 million or 23% from the previous year. The decrease in domestic home video revenue is due primarily to a reduction in rental units sold for calendar 1996 video releases as compared to calendar 1995 video releases.

    Home video subdistribution revenues for calendar 1996 were $8.3 million, an increase of $4.4 million or 113% from calendar 1995. These revenues are generated primarily in the foreign marketplace through a subdistribution arrangement with Sony Pictures Entertainment, Inc. ("Sony"). The increase for calendar 1996 was due primarily to the release of the remaining titles under this agreement in certain major territories. All 23 pictures covered by this agreement have been released theatrically.

    Pay television revenues were $20.5 million in calendar 1996, a decrease of $11.1 million or 35% from the previous year. The decrease in pay television revenues is due to the lack of available titles in calendar 1996 in the primary pay cable window compared to 6 available titles during calendar 1995. The Entertainment Group's reduced theatrical release schedule in calendar 1996 as well as limited ancillary rights to certain theatrical releases in calendar 1996 will continue to have an adverse effect on future pay television revenues.

    Free television revenues for calendar 1996 were $55.5 million, an increase of $1.9 million or 4% from the previous year. In both the domestic and international marketplaces, Orion derives significant revenue from the licensing of free television rights. Major international contracts in calendar 1996 that contributed to revenues include agreements with British Sky Broadcasting, Ltd., for rights in the United Kingdom, Mitsubishi Corporation, for rights in Japan and Principal Network, for rights in Italy. In calendar 1995, the most significant agreements were TV de Catalunya, for rights in Spain, RTL Plus, for rights in Germany and Principal Network, for rights in Italy. The Entertainment Group's reduced theatrical release schedule while operating under the Plan has had and will continue to have an adverse effect on free television revenues.

    Film exhibition revenues for calendar 1996 were $29.6 million. As the acquisition of the Acquired Businesses occurred on July 2, 1996, only six months of operations has been included in the calendar 1996 statement of operations.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $24.7 million in calendar 1996, an increase of $700,000 from the previous year. The increase is attributed to the inclusion of the Acquired Businesses' selling, general and administrative expenses for the six months ended December 31, 1996 offset almost entirely by nonrecurring costs associated with the Plan in calendar 1995, by reductions in insurance costs and by reductions in outside computer consulting costs.

    DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and amortization charges were $5.6 million in calendar 1996, an increase of $4.9 million from the previous year. The increase is attributed to the inclusion of the depreciation of the theatre group property and equipment as well as the amortization of the goodwill associated with the Acquired Businesses.

    OPERATING LOSS. Operating loss decreased $19.5 million in calendar 1996 to $4.4 million from an operating loss of $23.9 million in calendar 1995. Two main factors contributed to the decreased operating loss in calendar 1996. First, calendar 1995 results were adversely affected by approximately $15.7 million of writedowns to estimated net realizable value of the carrying amounts on certain film product. No such writedowns occurred in calendar 1996. Secondly, Landmark, acquired on July 2, 1996, contributed positively to calendar 1996 operating results.

    The Entertainment Group is likely to generate operating losses until profitable new product is produced and released, as approximately one-half of its film inventories are stated at estimated net realizable value and do not generate gross profit upon recognition of revenues.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED FEBRUARY 28, 1995

    REVENUES. Total revenues for calendar 1995 were $133.8 million a decrease of $57.4 million or 30% from fiscal 1995.

    Theatrical revenues for calendar 1995 were $4.7 million, a decrease of $4.3 million or 48% from the previous year. While operating under the Plan, the Entertainment Group's ability to produce or acquire additional theatrical product was limited. This lack of product has negatively impacted theatrical revenues and will continue to do so until the Entertainment Group produces or acquires significant new product for theatrical distribution.

    Domestic home video revenues for calendar 1995 were $40.0 million, a decrease of $11.9 million or 23% from the previous year. The decrease in domestic home video revenue was due primarily to the Entertainment Group's reduced theatrical release schedule in calendar 1995. The Entertainment Group had available only one of its theatrical releases for sale to the domestic home video rental market in calendar 1995 compared to six such titles in fiscal 1995. The Entertainment Group's reduced theatrical release schedule in both calendar 1995 and fiscal 1995 has had and will continue to have an adverse effect on home video annual revenues until new product is available for distribution.

    Home video subdistribution revenues for calendar 1995 were $3.9 million, a decrease of $2.8 million or 42% from fiscal 1995. These revenues are primarily generated in the foreign marketplace through a subdistribution agreement with Sony. All 23 pictures covered by this agreement have been released theatrically. The Entertainment Group's reduced theatrical release schedule in calendar 1995 and fiscal

1995 has negatively impacted home video subdistribution revenues and will continue to do so in the future until the Entertainment Group produces or acquires significant new product for theatrical distribution.

    Pay television revenues were $31.6 million in calendar 1995, a decrease of $29.3 million or 48% from the previous year. The decrease in pay television revenues was due to the availability of 6 titles during calendar 1995 in the pay cable market compared to eleven titles during fiscal 1995. The Entertainment Group's reduced theatrical release schedule in calendar 1995 and fiscal 1995 will continue to have an adverse effect on future pay television revenues.

    Free television revenues for calendar 1995 were $53.6 million a decrease of $9.1 million or 15% from the previous year. In both the domestic and international marketplaces, the Entertainment Group derives significant revenue from the licensing of free television rights. Major international contracts in calendar 1995 that contributed to revenues were with TV de Catalunya, for rights in Spain, RTL Plus, for rights in Germany and Principal Network, for rights in Italy. In fiscal 1995, the most significant licensees were TV de Catalunya, Principal Network and Mitsubishi, for rights in Japan. The Entertainment Group's reduced theatrical release schedule while operating under the Plan has had and will continue to have an adverse effect on free television revenues.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $1.1 million to $24.0 million during calendar 1995 from $22.9 million during fiscal 1995.

    DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and amortization charges for calendar 1995 were $694,000 compared to $767,000 for fiscal 1995.

    OPERATING LOSS. Operating loss increased $4 million in calendar 1995 to $23.9 million from an operating loss of $19.9 million in fiscal 1995. The most significant contributions to the Entertainment Group's fiscal 1995 operating results, which was absent in calendar 1995, came from the recognition of significant domestic pay television license fees pursuant to a settlement of certain litigation with the Entertainment Group's pay television licensee, Showtime Networks, Inc. The calendar 1995 and fiscal 1995 results were adversely affected by writedowns to estimated net realizable value of the carrying amounts on certain film product totaling approximately $15.7 million for calendar 1995 compared to writedowns for fiscal 1995 totaling approximately $17.1 million. In addition, approximately two-thirds of the Entertainment Group's film inventories were stated at estimated realizable value and did not generate gross profit upon recognition of revenues.

SNAPPER--RESULTS OF OPERATIONS

OPERATIONS FOR THE TWO-MONTHS ENDED DECEMBER 31, 1996

    REVENUES. Snapper's 1996 period sales were $22.5 million. Snapper continued to implement its program to sell products directly to dealers. In implementing this program to restructure its distribution network, Snapper repurchased certain distributor inventory which resulted in sales reductions of $3.1 million. Sales of snowthrowers contributed the majority of the revenues during the two-month period. In addition, Snapper sold older lawn and garden equipment repurchased from distributors at close-out pricing during the period. Due to the seasonal nature of selling lawn and garden equipment, these two-months do not reflect an average sales period for Snapper.

    Gross profit during the period was $1.8 million. These low profit results were caused by reduced production due to the normal factory shut down periods in the holiday season. In addition, a lower sales margin was realized on the close-out pricing for the older lawn and garden equipment sold during the period.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses were $10.0 million for the period. In addition to normal selling, general and administrative expenses, these expenses reflect expenditures relating to the acquisition of 16 distributorships during the final two-months of 1996.

    OPERATING LOSSES. Snapper experienced an operating loss of $9.4 million during this two-month period. This loss was the result of the reduced production levels and the acquisition of the distributorships during the period. Management anticipates that Snapper will not be profitable for the full year of 1997 as it continues to repurchase certain finished goods from distributors for resale to dealers in subsequent periods. Management believes that these actions will benefit Snapper's operating and financial performance in the future.

LIQUIDITY AND CAPITAL RESOURCES

THE COMPANY

    The Company is a holding company and, accordingly, does not generate cash flows. The Entertainment Group and Snapper are restricted under covenants contained in their respective credit agreements from making dividend payments or advances to the Company. The Communications Group is dependent on the Company for significant capital infusions to fund its operations and make acquisitions, as well as fulfill its commitments to make capital contributions and loans to its joint ventures. Such funding requirements are based on the anticipated funding needs of its joint ventures and certain acquisitions committed to by the Company. Future capital requirements of the Communications Group including future acquisitions will depend on available funding from the Company and on the ability of the Communications Group's joint ventures to generate positive cash flows. There can be no assurance that the Company will have the funds necessary to support the current needs of the Communications Group's current investments or any of the Communications Group's additional opportunities or that the Communications Group will be able to obtain financing from third parties. If such financing is unavailable, the Communications Group may not be able to further develop existing ventures and the number of additional ventures in which it invests may be significantly curtailed.

    The Company is obligated to make principal and interest payments under its own various debt agreements (see Note 9 to the "Notes to the Consolidated Financial Statements" of the Company for the year ended December 31, 1996, included elsewhere in this Prospectus), in addition to funding its working capital needs, which consist principally of corporate overhead and payments on self insurance claims (see Note 1 to the "Notes to the Consolidated Financial Statements" of the Company for the year ended December 31, 1996, included elsewhere in this Prospectus). The Company does not currently anticipate receiving dividends from its subsidiaries but intends to use its cash on hand, net proceeds from this Offering and proceeds from asset sales described below to meet these cash requirements.

    At December 31, 1996, $15 million of the Company's 9 7/8% Senior Subordinated Debentures due in 1997 remained outstanding. All of these debentures were subsequently paid on March 17, 1997.

    The Company's 9 1/2% Subordinated Debentures are due in 1998 and approximately $59.5 million remained outstanding at December 31, 1996. These debentures do not require annual principal payments.

    The Company's $75.0 million face value 6 1/2% Convertible Subordinated Debentures are due in 2002. The debentures are convertible into Common Stock at a conversion price of $41 5/8 per share at the holder's option and do not require annual principal payments.

    Interest on the Company's outstanding subordinated debentures is approximately $11.8 million for 1997.

    At December 31, 1996, the Company had $82.7 million of cash on hand remaining from the 1996 Offering of 18.4 million shares of Common Stock. Net proceeds from the 1996 Offering were $190.6 million.

    The Company anticipates disposing of its investment in RDM during 1997. The carrying value of the Company's investment in RDM at December 31, 1996 was approximately $31.2 million. However, no assurances can be given that the Company will be able to dispose of RDM in a timely fashion and on favorable terms.

    Management believes that its long term liquidity needs will be satisfied through a combination of (i) the Company's successful implementation and execution of its growth strategy to become a global communications, media and entertainment company; (ii) the Communications Group's joint ventures achieving positive operating results and cash flows through revenue and subscriber growth and control of operating expenses; and (iii) the Entertainment Group's ability to generate positive cash flows sufficient to meet its planned film production release schedule and service the new Entertainment Group Credit Facility. If the Company is unable to successfully implement its strategy, the Company may be required to (i) seek, in addition to the Offering, financing through public or private sale of debt or equity securities of the Company or one of its subsidiaries; (ii) otherwise restructure its capitalization; or (iii) seek a waiver or waivers under one or more of its subsidiaries' credit facilities to permit the payment of dividends to the Company.

    The Company believes that it will report significant operating losses for the year ended December 31, 1997. In addition, because its Communications Group is in the early stages of development, the Company expects this group to generate significant net losses as it continues to build out and market its services. Accordingly, the Company expects to generate consolidated net losses for the foreseeable future.

THE COMMUNICATIONS GROUP

    The Communications Group has invested significantly (in cash through capital contributions, loans and management assistance and training) in its joint ventures. The Communications Group has also incurred significant expenses in identifying, negotiating and pursuing new wireless telecommunications opportunities in emerging markets. The Communications Group and primarily all of its joint ventures are experiencing continuing losses and negative operating cash flow since the businesses are in the development and start up phase of operations.

    The wireless cable television, paging, wireless loop telephony, cellular telecommunications and international toll calling businesses require significant capital investment. The Communications Group generally is the primary source of funding for its joint ventures with the exception of its GSM joint ventures. The GSM joint ventures have been funded to date on a pro rata basis by the Communications Group and its strategic partners. The Communications Group has and continues to have discussions with vendors, commercial lenders and international financial institutions to provide funding for the GSM joint ventures. The Communications Group's joint venture agreements generally provide for the initial contribution of assets or cash by the joint venture partners, and for the provision of a line of credit from the Communications Group to the joint venture. Under a typical arrangement, the Communications Group's joint venture partner contributes the necessary licenses or permits under which the joint venture will conduct its business, studio or office space, transmitting tower rights and other equipment. The Communications Group's contribution is generally cash and equipment, but may consist of other specific assets as required by the joint venture agreement.

    Credit agreements between the joint ventures and the Communications Group are intended to provide such ventures with sufficient funds for operations and equipment purchases. The credit agreements generally provide for interest to be accrued at rates ranging from the prime rate to the prime rate plus 6% and for payment of principal and interest from 90% of the joint venture's available cash flow, as defined, prior to any distributions of dividends to the Communications Group or its joint venture partners. The credit agreements also often provide the Communications Group the right to appoint the general director of the joint venture and the right to approve the annual business plan of the joint venture. Advances under the credit agreements are made to the joint ventures in the form of cash, for working capital purposes, as direct payment of expenses or expenditures, or in the form of equipment, at the cost of the equipment plus cost of shipping. As of December 31, 1996, the Communications Group was committed to provide funding under the various credit lines in an aggregate amount of approximately $69.6 million, of which $18.9 million remained unfunded. The Communications Group's funding commitments under a credit agreement are contingent upon its approval of the joint venture's business plan. The Communications Group reviews the actual results compared to the approved business plan on a periodic basis. If the review indicates a material variance from the approved business plan, the Communications Group may terminate or revise its commitment to fund the credit agreements.

    The Communications Group's consolidated and unconsolidated joint ventures' ability to generate positive operating results is dependent upon their ability to attract subscribers to their systems, and their ability to control operating expenses and the sale of commercial advertising time. Management's current plans with respect to the joint ventures are to increase subscriber and advertiser bases and thereby operating revenues by developing a broader band of programming packages for wireless cable and radio broadcasting and offering additional services and options for paging and telephony services. By offering the large local populations of the countries in which the joint ventures operate desired services at attractive prices, management believes that the joint ventures can increase their subscriber and advertiser bases and generate positive operating cash flow, reducing their dependence on the Communications Group for funding of working capital. Additionally, advances in wireless subscriber equipment technology are expected to reduce capital requirements per subscriber. Further initiatives to develop and establish profitable operations include reducing operating costs as a percentage of revenue and assisting joint ventures in developing management information systems and automated customer care and service systems. No assurances can be given that such initiatives will be successful.

    The ability of the Communications Group and its consolidated and unconsolidated joint ventures to establish profitable operations is subject to political, economic and social risks inherent in doing business in Eastern Europe, the republics of the former Soviet Union, the PRC and other selected emerging markets. These include matters arising out of government policies, economic conditions, imposition of or changes to taxes or other similar charges by governmental bodies, foreign exchange rate fluctuations and controls, civil disturbances, deprivation or unenforceablility of contractual rights, and taking of property without fair compensation. If the joint ventures do become profitable and generate sufficient cash flows in the future, there can be no assurance that the joint ventures will pay dividends or return capital at any time.

    For the year ended December 31, 1996, the Communications Group's primary source of funds was from the Company in the form of non-interest bearing intercompany loans.

    Until the Communications Group's consolidated and unconsolidated operations generate positive cash flow, the Communications Group will require significant capital to fund its operations, and to make capital contributions and loans to its joint ventures. The Communications Group relies on the Company to provide the financing for these activities. The Company believes that as more of the Communications Group's joint ventures commence operations and reduce their dependence on the Communications Group for funding, the Communications Group will be able to finance its own operations and commitments from its operating cash flow and the Communications Group will be able to attract its own financing from third parties. There can, however, be no assurance that additional capital in the form of debt or equity will be available to the Communications Group at all or on terms and conditions that are acceptable to the Company, and as a result, the Communications Group will continue to depend upon the Company for its financing needs.

THE ENTERTAINMENT GROUP

    Since the November 1 Merger, the restrictions imposed by the agreements entered into in connection with the Plan, which hindered the Entertainment Group's ability to produce and acquire new motion picture product, were eliminated. As a result, the Entertainment Group has begun producing, acquiring and financing theatrical films consistent with the covenants set forth in the credit agreement relating to the Entertainment Group Credit Facility. The principal sources of funds required for the Entertainment Group's motion picture production, acquisition and distribution activities will be cash generated from operations, proceeds from the presale of subdistribution and exhibition rights, primarily in foreign markets, and borrowings under the Revolving Credit Facility. In addition, the Company is exploring various off balance sheet financing arrangements to augment its resources.

    The cost of producing theatrical films varies depending on the type of film produced, casting of stars or established actors, and many other factors. The industry-wide trend over recent years has been an increase in the average cost of producing and releasing films. The revenues derived from the production and distribution of a motion picture depend primarily upon its acceptance by the public, which cannot be predicted, and does not necessarily correlate to the production or distribution costs incurred. The Company will attempt to reduce the risks inherent in its motion picture production activities by closely monitoring the production and distribution costs of individual films and limiting the Entertainment Group's investment in any single film.

    The Term Loan requires quarterly repayments of $7.5 million commencing September 1996 and a final payment of $50 million on maturity (June 30, 2001), and the Revolving Credit Facility has a final maturity of June 30, 2001. For the years ended December 31, 1997 and 1998, the Entertainment Group will be required to make principal payments of approximately $38.4 million, and $32.5 million, respectively, to meet the scheduled maturities of its outstanding long-term debt.

    The Entertainment Group Credit Facility contains customary covenants, including limitations on the incurrence of additional indebtedness and guarantees, the creation of new liens, restrictions on the development costs and budgets for new films, limitations on the aggregate amount of unrecouped print and advertising costs the Entertainment Group may incur, limitations on the amount of the Entertainment Group's leases, capital and overhead expenses, (including specific limitations on the capital expenditures of the Entertainment Group's theatre group subsidiary) prohibitions on the declaration of dividends or distributions by the Entertainment Group to the Company (other than $15 million of subordinated loans which may be repaid to the Company), limitations on the merger or consolidation of the Entertainment Group or the sale by the Entertainment Group of any substantial portion of its assets or stock and restrictions on the Entertainment Group's line of business, other than activities relating to the production and distribution of entertainment product and other covenants and provisions described above. See Note 9 to the "Notes to the Consolidated Financial Statements" of the Company for the year ended December 31, 1996, included elsewhere in this Prospectus. The Entertainment Credit Facility is secured by a security interest in all of the Entertainment Group's assets and the Revolving Credit Facility is guaranteed by the Company's largest shareholder, Metromedia Company, and its Chairman, John W. Kluge.

    At December 31, 1996, the Entertainment Group had $37.5 million available under the Revolving Credit Facility, which management intends to utilize together with cash generated from operations to finance its operations in 1997. In addition to the Entertainment Group Credit Facility and cash generated from operations, management intends to explore such alternatives as increasing its revolving line of credit, obtaining off balance sheet financing, or obtaining short term funding from the Company in order to augment its resources to finance anticipated levels of production and distribution activities and to meet debt obligations as they become due during 1997 and 1998.

SNAPPER

    Cash flows used in operations totaled $7.1 million dollars for the two-month period ended December 31, 1996. This shortfall in cash generated by the operations was due to the seasonality of sales and related cash collections and the repurchase of distributor inventories.

    Snapper's liquidity is generated from operations and borrowings. On November 26, 1996, Snapper entered into the Snapper Credit Agreement (as defined below) with AmSouth (as defined below), pursuant to which AmSouth has agreed to make available to Snapper the Snapper Revolver (as defined below) for a period ending on the Snapper Revolver Termination Date (as defined below). The Snapper Revolver is guaranteed by the Company.

    The Snapper Revolver contains customary covenants, including delivery of certain monthly, quarterly and annual financial information, delivery of budgets and other information related to Snapper. See Note 9 to the "Notes to the Consolidated Financial Statements" of the Company for the year ended December 31, 1996, included elsewhere in this Prospectus.

    At December 31, 1996 Snapper was not in compliance with certain financial covenants under the Snapper Revolver. Subsequent to December 31, 1996, Snapper and AmSouth amended the Snapper Credit Agreement. As part of the amendment to the Snapper Credit Agreement, AmSouth waived the covenant defaults as of December 31, 1996. Furthermore, the amendment replaces certain existing financial covenants with covenants regarding minimum quarterly cash flow and equity requirements, as defined. In addition, Snapper and AmSouth have agreed to the major terms and conditions of a $10.0 million credit facility. The closing of the credit facility remains subject to the execution of definitive loan documentation.

    Management believes that available cash on hand, borrowings from the Snapper Revolver, the $10.0 million working capital facility, and the cash flow generated by operating activities will provide sufficient funds for Snapper to meet its obligations.

THE COMPANY CONSOLIDATED

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    CASH FLOWS FROM OPERATING ACTIVITIES. Cash used in operations for calendar 1996 was $16.6 million compared to cash provided by operations of $22.1 million for calendar 1995, a decrease of $38.7 million.

    The calendar 1996 net loss of $115.2 million includes a loss on discontinued operations of $16.3 million and a loss on early extinguishment of debt of $4.5 million. The calendar 1995 net loss of $413.0 million includes a loss on discontinued operations of $293.6 million and a loss on early extinguishment of debt of $32.4 million. The calendar 1996 net loss, exclusive of the losses on discontinued operations and extraordinary items was $94.4 million compared to a $87 million loss in calendar 1995.

    Losses from operations include significant non-cash items of depreciation, amortization and equity in losses of joint ventures. Non-cash items decreased $25.0 million from $115.6 million in calendar 1995 to $90.6 million in calendar 1996. The decrease in non-cash items principally relates to reduced amortization of film costs, partially offset by increased depreciation and amortization related to the November 1 Merger and the acquisitions of Goldwyn and MPCA.

    Net changes in assets and liabilities decreased cash flows from operations in calendar 1996 and calendar 1995 by $12.8 million and $6.5 million, respectively. After adjusting net losses for discontinued operations, extraordinary items, non-cash items and net changes in assets and liabilities, the Company utilized $16.6 million of cash in operations in calendar 1996 as compared to operations providing $22.1 million of cash flow for calendar 1995.

    The decrease in cash flows for 1996 generally resulted from the increased losses in the Communications Group's consolidated and equity joint ventures due to the start-up nature of these operations and increases in selling, general and administrative expenses at the Communications Group and corporate headquarters. Net interest expense has decreased principally due to the increase in interest income resulting from the increase in borrowings by the joint ventures under the various credit agreements with the Communications Group for their operating and investing cash requirements and from funds invested at corporate headquarters.

    CASH FLOWS FROM INVESTING ACTIVITIES. Net cash used in investing activities amounted to $102.9 million for the calendar 1996. During calendar 1996, the Company collected $5.4 million from the proceeds from sale of short-term investments and paid $41.0 million and $67.2 million for investments in and advances to joint ventures and investments in film inventories, respectively.

    The increase in investment in film inventories reflects the removal of the restrictions of the Plan in connection with the November 1 Merger. The Entertainment Group has begun to increase its investing activities by increasing its investment in films as well as the related costs and expenses associated with releasing the films.

    CASH FLOWS FROM FINANCING ACTIVITIES. Cash provided by financing activities was $183.8 million for calendar 1996 as compared to cash used in financing activities of $85.2 million for calendar 1995.

    The principal reason for the increase of $269 million for calendar 1996 was the completion of a public offering pursuant to which the Company issued 18.4 million shares of common stock, the proceeds of which, net of transaction costs, was $190.6 million. Of the $360.3 million in additions to long-term debt, $29.0 million was borrowed under the Old Orion Credit Facility, $200 million represents the Term Loan (as defined below), and $77.3 million was borrowed under the Revolving Credit Facility (as defined below). See Note 9 to the "Notes to the Consolidated Financial Statements" of the Company for the year ended December 31, 1996, included elsewhere in this Prospectus. Such borrowings were principally for the acquisition, production and distribution of theatrical product as well as the payments on outstanding obligations. Of the $357.3 million payments of long term debt, $152.7 million were payments of the Old Orion Credit Facility, $87.9 million were payments on the outstanding debt of Goldwyn and MPCA, $14.8 million were payments on the Revolving Credit Facility, $15.0 million was payment under the Term Loan, $28.8 million was the repayment of the revolving credit agreement by the Company. In addition, during 1996 Snapper refinanced its credit facility which resulted in a payment of $38.6 million on the old credit facility and borrowings of $46.6 million on the new credit facility.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED FEBRUARY 28, 1995

    CASH FLOWS FROM OPERATING ACTIVITIES. Cash provided by operating activities decreased $54.8 million or 71% from fiscal 1995 to calendar 1995.

    The calendar 1995 net loss of $413 million includes a loss on discontinued operations of $293.6 million and a loss on early extinguishment of debt of $32.4 million. The calendar 1995 net loss, exclusive of the losses on discontinued operations and extraordinary items, was $87 million compared to a $69.4 million net loss in fiscal 1995.

    Losses from operations include significant non-cash items of depreciation, amortization and equity in loss of joint ventures. Non-cash items decreased $46 million or 28% from $161.6 million in fiscal 1995 to $115.6 million in calendar 1995. The decrease in non-cash items principally relates to amortization of film costs. Net changes in assets and liabilities decreased cash flows from operations in calendar 1995 and fiscal 1995 by $6.5 million and $15.2 million, respectively. After adjusting net losses for discontinued operations, extraordinary items, non-cash items and net changes in assets and liabilities, the Company's cash flow from operating activities was $22.1 million and $76.9 million in calendar 1995 and fiscal 1995, respectively.

    As discussed below, the decrease in cash flows in calendar 1995 generally resulted from the reduction in revenues caused by the Entertainment Group's reduced release schedule and increases in selling, general and administrative expenses at the Communications Group and the Entertainment Group. Net interest expense remained relatively constant from fiscal 1995 to calendar 1995. The Entertainment Group's reduced release schedule, which is the result of the restrictions imposed upon the Entertainment Group while operating under the Plan, has negatively impacted and will continue to negatively impact cash provided from operations.

    CASH FLOWS FROM INVESTING ACTIVITIES. Cash flows from investing activities increased $126.1 million from a use of funds in fiscal 1995 of $49.9 million to cash provided in calendar 1995 of $76.2 million.

    The principal reasons for this increase in cash from investing activities was the collection of notes receivable from Metromedia Company of $45.3 million and net cash acquired in the November 1 Merger of $66.7 million, net of advances to Snapper of $4.2 million in calendar 1995.

    Investments in film inventories decreased $18.1 million or 79% from $22.8 million in fiscal 1995 to $4.7 million in calendar 1995. Such decrease reflects the releasing costs of the last five pictures fully or substantially financed by the Entertainment Group in fiscal 1995 compared to minimal investments in films since the removal of the restrictions of the Plan in connection with the November 1 Merger for calendar 1995.

    Investments in the Communications Group's joint ventures increased $5.5 million or 34% from $16.4 million in fiscal 1995 to $21.9 million in calendar 1995. The increase represents an increase in the number of the Communications Group's joint ventures as well as additional funding of existing ventures. In addition, fiscal 1995 included net cash paid for East News Channel Trading and Service, Kft of $7.0 million.

    CASH FLOWS FROM FINANCING ACTIVITIES. Cash used in financing activities increased $48.3 million or 131% from $36.9 million in fiscal 1995 to $85.2 million in calendar 1995.

    The increase in cash used in financing activities principally resulted from the repayment of approximately $210.0 million of Plan debt of the Entertainment Group in connection with the November 1 Merger. See Note 9 to the "Notes to the Consolidated Financial Statements" of the Company for the year ended December 31, 1996, included elsewhere in this Prospectus. The Entertainment Group repaid its outstanding plan debt with $135.0 million of proceeds from the Term Loan and amounts advanced from the Company.

    The remaining payments on notes and subordinated debt in calendar 1995 and fiscal 1995 principally represent the Entertainment Group's repayments of Plan debt under the requirements of the Plan.

    In addition to the Term Loan, proceeds from the issuance of long-term debt in calendar 1995 includes the Company and Entertainment Group borrowings under revolving credit agreements of $28.8 million and $11.9 million respectively. Proceeds from the issuance of long-term debt in fiscal 1995 represent borrowings by the Entertainment Group and the Communications Group from Metromedia Company.

    Proceeds from the issuance of stock decreased $15.4 million from $17.7 million in fiscal 1995 to $2.3 million in calendar 1995.

                                    BUSINESS

THE COMMUNICATIONS GROUP

    The Communications Group was founded in 1990 to take advantage of the rapidly growing demand for modern communications services in Eastern Europe, the republics of the former Soviet Union and in other selected emerging markets and launched its first operating system in 1992. At December 31, 1996, the Communications Group owned interests in and participated with partners in the management of joint ventures that had 29 operational systems, consisting of 9 wireless cable television systems, 6 AM/FM radio stations, 9 paging systems, 1 international toll calling service and 4 trunked mobile radio systems. In addition, the Communications Group has interests in and participated with partners in the management of joint ventures that, as of December 31, 1996, had 6 pre-operational systems, consisting of 1 wireless cable television system, 1 paging system, 2 cellular telecommunications systems, 1 trunked mobile radio system and 1 company providing sales, financing and service for wireless local loop telecommunications equipment to telecomunications operators, each of which the Company believes will be launched during 1997. The Communications Group generally owns 50% or more of the joint ventures in which it invests. The Company believes that the Communications Group is poised for significant growth, as it continues to expand its existing systems' subscriber base, construct and launch new systems in areas where it is currently licensed and obtain new licenses in other attractive markets. The Company's objective is to establish the Communications Group as a major multiple-market provider of modern communications services in Eastern Europe, the republics of the former Soviet Union, the PRC and other selected emerging markets.

    The Communications Group's joint ventures experienced rapid growth in 1996. The Communications Group's joint ventures reported aggregate subscribers to its various services at December 31, 1996 of 120,596, a growth of 130% over aggregate subscribers at December 31, 1995 of 52,360. Total combined revenues reported by consolidated and unconsolidated joint ventures in which the Communications Group had an investment for the year ended December 31, 1996 were
56.2 million, as compared to $23.9 million for the year ended December 31, 1995. The Communications Group invested in consolidated and unconsolidated subsidiaries approximately $49.9 million during calendar 1996 in the construction and development of its consolidated and unconsolidated joint ventures' communications networks and broadcasting stations, of which $33.3 million, or 67%, was invested subsequent to the 1996 Offering. The Communications Group's joint ventures acquired a total of 16 licenses to provide its various services in 1996 in both existing and new markets. In addition, in January 1997, one of the Communications Group's joint ventures acquired an existing wired network in Romania, adding a total of approximately 37,000 connected cable television subscribers.

    The Communications Group's markets generally have large populations, with high density and strong economic potential, but lack reliable and efficient communications services. The Communications Group believes that most of these markets have a growing number of persons who desire and can afford high quality communications services. The Communications Group has assembled a management team consisting of executives who have significant experience in the communications services industry and developing markets. This management team believes that the Communications Group's systems can be constructed with relatively low capital investments and focuses on markets where the Company can provide multiple communications services. The Company believes that the establishment of a far-reaching communications infrastructure is crucial to the development of the economies of these countries, and such development will, in turn, supplement the growth of the Communications Group.

    The Communications Group believes that the performance of its joint ventures has demonstrated that there is significant demand for its services in its license areas. While the Communications Group's operating systems have experienced rapid growth to date, many of the systems are still in the early stages of rolling out their services, and, therefore, the Communications Group believes it will significantly increase its subscriber and customer bases as these systems mature. In addition, as one of the first entrants into these markets, the Communications Group believes that it has developed a reputation for providing quality service and has formed important relationships with local entities. As a result, the Company believes it is well positioned to capitalize on opportunities to provide additional communications services in its markets as new licenses are awarded.

    The following chart summarizes operating statistics by service type of both the pre-operational and operational systems constructed by the Communications Group's joint ventures:

                                                                                                                  AGGREGATE
                                                                                                                  SUBSCRIBERS
                                                                                             TARGET POPULATION/   REPORTED
                                               PRE-OPERATIONAL            MARKETS            HOUSEHOLDS(MM)(A)       AT
COMMUNICATIONS                                   MARKETS AT            OPERATIONAL AT       REPORTED AT DECEMBER  DECEMBER
  SERVICE                                       DECEMBER 31,            DECEMBER 31,                31,            31,(K)
-------------------------------------------  -------------------  ------------------------  --------------------  ---------
                                                    1996             1996         1995        1996       1995       1996
                                             -------------------     -----        -----     ---------  ---------  ---------
Wireless Cable Television..................               1(b)             9            7         9.5        7.2     69,118
AM/FM Radio................................              --                6            5        23.8       22.2          (l)
Paging (c).................................               1(d)             9            8        89.5       73.3     44,836
Cellular Telecommunications................               2(e)            --           --         8.2         --         --
International Toll Calling (f).............              --                1            1         5.5        5.5          (l)
Trunked Mobile Radio (g)...................               1(h)             4           --        36.2         --      6,642
Wireless Local Loop (i)....................               1               --           --        72.6(j)        --        --


COMMUNICATIONS
  SERVICE
-------------------------------------------
                                               1995
                                             ---------
Wireless Cable Television..................     37,900
AM/FM Radio................................           (l)
Paging (c).................................     14,460
Cellular Telecommunications................         --
International Toll Calling (f).............           (l)
Trunked Mobile Radio (g)...................         --
Wireless Local Loop (i)....................         --

------------------------

(a) Covers both pre-operational markets and operational markets. Target population is provided for paging, telephony and trunked mobile radio systems and target households is provided for wireless cable television systems and radio stations.

(b) Subsequent to December 31, 1996, one of the Communications Group joint ventures acquired a wired network in Romania adding approximately 37,000 connected cable television subscribers.

(c) Target population for the Communications Group's paging joint ventures includes the total population in the jurisdictions where such joint ventures are licensed to provide services. In many markets, however, the Communication Group's paging system currently only covers the capital city and is expanding into additional cities.

(d) Since December 31, 1996, the Communications Group has commenced a paging operation in Vienna, Austria, which is licensed to provide paging services nationwide.

(e) The Communications Group owns 23.6% of Baltcom GSM, which, subsequent to December 31, 1996, completed construction and launched commercial service of a cellular telecommunications system in Latvia which plans to provide nationwide service. The Communications Group also owns 34.3% of a joint venture that holds a license and is constructing a nationwide cellular telecommunications system in Georgia. In addition, subsequent to December 31, 1996, the Communications Group acquired 57% of a company which owns an interest in a joint venture which is constructing a cellular telecommunications system for up to 50,000 subscribers in the City of Ningbo, PRC.

(f) Provides international toll calling services between Georgia and the rest of the world and is the only Intelstat-designated representative in Georgia to provide such services.

(g) Target population for the Communications Group's trunked mobile radio systems includes total population in the jurisdictions where such joint ventures are licensed to provide services. In many markets, the Communications Group's systems are currently only operational in major cities.

(h) Since December 31, 1996, the Company has commenced trunked mobile radio services in Almaty and Atyrau, Kazakstan.

(i) The Communications Group owns a 60% interest in a pre-operational joint venture in the PRC that provides wireless local loop telecommunications equipment, financing, network planning, installation and maintenance services to telecommunications operators.

(j) Indicates population of the Hebei and Tianjin Provinces in the PRC in which the Communications Group's joint venture has tested its equipment.

(k) The Communications Group reports the number of subscribers to its various services on a three-month lag. Accordingly, the aggregate number of subscribers reported by the Communications Group's consolidated and unconsolidated joint ventures at December 31, 1996 and 1995 reflect the number of subscribers at September 30, 1996 and 1995.

(l) Not applicable.

    In addition to its existing projects and licenses, the Communications Group is exploring a number of investment opportunities in wireless telephony systems in certain markets in Eastern Europe, including Romania, the republics of the former Soviet Union, including Kazakstan, the PRC and other selected emerging markets and has installed test systems in certain of these markets. The Communications Group believes that its wireless local loop telephony technology will be a high quality and cost effective alternative to the existing, often antiquated and overloaded, telephone systems in these markets. The Communications Group also believes that its system has a competitive advantage in these markets because its equipment can be installed quickly, at a competitive price, as compared to alternative wireline providers which often take several years to provide telephone service. In addition, unlike certain other existing wireless telephony systems in the Communications Group's target markets, the equipment the Communications Group uses utilizes digital, high-speed technology, which can be used for high-speed facsimile and data transmission, including Internet access. In February 1997, the Communications Group, through MAC, acquired AAT which owns interests in and participates in the management of two separate joint ventures in the PRC. These joint ventures have entered into agreements in the PRC with China Unicom to (i) construct and develop a local telephone network for up to 1,000,000 lines in the Sichuan Province, which will utilize wireless local loop technology and (ii) construct and develop a wireless GSM cellular telecommunications system for up to 50,000 subscribers in the City of Ningbo.

  STRATEGIES

    The Communications Group intends to expand its subscriber and customer bases, as well as its revenues and cash flow by pursuing the following strategies:

    UTILIZING LOW COST WIRELESS TECHNOLOGY THAT ALLOWS FOR RAPID BUILD-OUT. The use of wireless technologies has allowed and will continue to allow the Communications Group to build-out its existing and future license areas faster and at a lower cost than the construction of comparable wired networks. Many of the cities where the Communications Group has or is pursuing wireless licenses have limitations on wireline construction above ground and/or underground.

    COMPLETING BUILD-OUT OF EXISTING LICENSE AREAS. Since its formation in 1990, the Communications Group has been investing in joint ventures to obtain communications licenses in emerging markets. Since the 1996 Offering, the Communications Group has accelerated the construction and marketing of its communications systems. In the calendar year ended December 31, 1996, the Communications Group invested in consolidated and unconsolidated subsidiaries approximately $49.9 million in the construction and development of its consolidated and unconsolidated joint ventures' communications networks and broadcast stations in existing license areas, of which $33.3 million, or 67%, was invested subsequent to the 1996 Offering. For example, in 1996, the Company expanded the build-out of its paging operations in Uzbekistan by adding several cities as part of its long-term plan to provide nationwide paging service.

    AGGRESSIVELY GROWING THE SUBSCRIBER AND ADVERTISER BASE IN EXISTING LICENSE AREAS. The Communications Group's existing license areas, in the aggregate, represent a large potential revenue base. The Communications Group is aggressively marketing its services in these areas and is experiencing significant increases in subscriber count and advertising base. The Communications Group believes it will continue to rapidly add subscribers by (i) targeting each demographic in its markets with customized communications services; (ii) cross-marketing and bundling communications services to existing customers; (iii) providing technologically-advanced services and a high level of customer service; (iv) providing new and targeted programming on its radio stations to increase advertising revenue; and (v) opportunistically acquiring additional existing systems in its service areas and in other strategic areas to increase its subscriber base.

    PURSUING ADDITIONAL LICENSES IN EXISTING MARKETS. The Communications Group is pursuing opportunities to provide additional communications services in regions in which it currently operates. Recently, for example, the Communications Group launched commercial cellular telecommunications services in Latvia where it already provides wireless cable television, paging and radio broadcasting services. This strategy enables the Communications Group to leverage its existing infrastructure and brand loyalty and to capitalize on marketing opportunities afforded by bundling its services and build brand loyalty and awareness. The Communications Group believes that it has several competitive advantages that will enable it to obtain additional licenses in these markets, including: (i) established relationships with local strategic joint venture partners and local government; (ii) a proven track record of handling and operating quality systems; and (iii) a fundamental understanding of the regions' political, economic and cultural climate.

    INVESTING IN NEW MARKETS. The Communications Group is actively pursuing investments in joint ventures to obtain new licenses for wireless communications services in markets in which it presently does not have any licenses. The Company is targeting emerging markets with strong economic potential which lack adequate communications services. In evaluating whether to enter a new market, the Communications Group assesses, among other factors, the (i) potential demand for the Communications Group's services and the availability of competitive services; (ii) strength of local partners; and (iii) political, social and economic climate. The Communications Group has identified several attractive opportunities in Eastern Europe and the Pacific Rim. For example, two of the Communications Group's joint ventures began to provide paging services in Austria and radio broadcasting in Prague, Czech Republic and in February 1997, the Communications Group acquired AAT, a company which owns interests in and participates in the management of joint ventures with agreements to provide wireless telephony equipment and services in certain provinces in the PRC.

  WIRELESS CABLE TELEVISION

    OVERVIEW. The Communications Group commenced offering wireless cable television services in 1992 with the launch by its joint venture of Kosmos TV in Moscow, Russia ("Kosmos") and Baltcom TV in Riga, Latvia ("Baltcom"). The Communications Group currently has interests in joint ventures which offer wireless cable television services in 9 markets in Eastern Europe and the republics of the former Soviet Union that reported 69,118 subscribers at December 31, 1996, an increase of approximately 82% from December 31, 1995. In addition, the Communications Group has an interest in a joint venture which is licensed to provide wireless cable television service and is building a system in St. Petersburg, Russia and in January 1997, one of the Communications Group's joint ventures acquired an existing wired network in Romania, adding a total of approximately 37,000 connected cable television subscribers. The Communications Group believes that there is a growing demand for multi-channel television services in each of the markets where its joint ventures are operating, which demand is being driven by several factors including: (i) the lack of quality television and alternative entertainment options in these markets; (ii) the growing demand for Western-style entertainment programming; and (iii) the increase in disposable income in each market which increases the demand for entertainment services.

    TECHNOLOGY. Each of the Communications Group's wireless television joint ventures utilizes microwave multipoint distribution system ("MMDS") technology. The Communications Group believes that MMDS is the most attractive technology to utilize for multi-channel television services in these markets because (i) the initial construction costs of a MMDS system generally are significantly lower than wireline cable or direct-to-home ("DTH") satellite transmission; (ii) the time required to construct a wireless cable network is significantly less than the time required to build a standard wireline cable television network covering a comparably-sized service area; (iii) the obstacles to obtaining the required permits and rights-of-way to construct wired networks in the Communications Group's markets are substantial; (iv) the high communications tower typically utilized by the MMDS network combined with the high density of multi-family dwelling units in these markets gives the MMDS networks very high line of sight ("LOS") penetration; and (v) the wide bandwidth of the spectrum typically licensed by each of the Company's joint ventures gives each system the ability to broadcast a wide variety of attractive international and localized programming.

    In each system operated by the Communications Group's joint ventures, encrypted multichannel signals are broadcast in all directions from a transmission tower which, in the case of such joint ventures' systems, is typically the highest structure in the city and, as a result, has very high LOS penetration. Specialized compact receiving antenna systems, installed by the Company on building rooftops as part of the system, receive the multiple channel signals transmitted by the transmission tower. The signal is then transmitted to each subscriber via a coaxial cabling system within the building. In each city where the Company provides or expects to provide service, a substantial percentage of the population (e.g., approximately 90% in Moscow) lives in large, multi-dwelling apartment buildings. This infrastructure significantly reduces installation costs and eases penetration of wireless cable television services into a city because a single MMDS receiving location can bring service to numerous apartment buildings housing a large number of people. In order to take advantage of such benefits, in many areas the Company is wiring buildings so that it can serve all of the apartment dwellers in such buildings through one microwave receiving location. Subscribers to the Company's premium tiered services typically utilize a set-top converter which descrambles the signal and are also used as channel selectors. The Company generally utilizes the same equipment across all its wireless cable television systems, which enables it to realize purchasing efficiencies in the build-out of its networks.

    While the Communications Group's wireless cable television systems are generally a leading provider of multi-channel television services in each of its markets, in many markets there are several small undercapitalized wireline competitors. The Communications Group's joint ventures in Bucharest, Romania and Chisinau, Moldova have each acquired existing wireline systems and are in the process of integrating them into their wireless systems. The Communications Group believes there are additional acquisition/consolidation opportunities in several of its markets and will pursue the acquisition of select competitors on an opportunistic basis.

    PROGRAMMING. The Communications Group believes that programming is a critical component in building successful cable television systems. The Communications Group currently offers a wide variety of programming including English, French, German and Russian programming, some of which is dubbed or subtitled into the local language. In order to maximize penetration and revenues per subscriber, the cable television joint ventures generally offer multiple tiers of service including, at a minimum, a "lifeline" service, a "basic" service and a "premium" service. Generally, the lifeline service provides programming of local off-air channels and an additional two to four channels with a varied mixture of European or American sports, music, international news or general entertainment. The basic and premium services generally include the channels which make up the lifeline service, as well as an additional number of satellite channels and a movie channel that offers recent and classic movies. The content of each programming tier varies from market to market, but generally includes channels such as MTV, Eurosport, NBC Super Channel, Bloomberg TV, Cartoon Network/TNT, BBC World, CNN, SKY News, Discovery Channel and an adult channel. Each tier also offers localized programming.

    One of the Communications Group's joint ventures offers "pay-per-view" movies and plans to add similar services to its program lineups in certain of its other markets. The subscriber pays for "pay-per-view" services in advance, and the intelligent decoders that the joint venture uses automatically deduct the purchase of a particular service from the amount paid in advance. In addition, one of the Communications Group's joint ventures has created a movie channel, "TV21," consisting of U.S. and European films dubbed into Russian language and distributes this channel to most of the Communications Group's other wireless cable television ventures. Centralized dubbing and distribution of this movie channel has enabled the Communications Group to avoid the cost of separately creating a similar movie channel in its other markets.

    The Communications Group has been able to capitalize on synergies with the Entertainment Group by establishing the MEN programming package which it licenses to cable television companies in Romania. MEN contains a number of subtitled channels with the main attraction being the "Orion Film Channel," a channel containing movies primarily distributed by the Entertainment Group. The Communications Group is exploring the roll-out of MEN in certain other markets.

    MARKETING. While each wireless cable television joint venture initially targets its wireless cable television services toward foreign national households, embassies, foreign commercial establishments and international and local hotels, each system offers multiple tiers, at least one of which is targeted toward, and generally within the economic reach of, a substantial and growing percentage of the local population in each market. The Communications Group offers several tiers of programming in each market and strives to price the lowest tier at a level that is affordable to a large percentage of the population and that generally compares, in price, to alternative entertainment products. The Communications Group believes that a growing number of subscribers to local broadcast services will demand the superior quality programming and increased viewing choices offered by its MMDS service. Upon launching a particular system, the Communications Group uses a combination of event sponsorships, billboard, radio and broadcast television advertising to increase awareness in the marketplace about its services.

    COMPETITION. Each of the Communications Group's wireless cable television systems competes with off-the-air broadcast television stations. In addition, in many markets there are several existing wireline cable television providers which are generally undercapitalized, small, local companies that are providing limited programming to subscribers in limited service areas. In many of its wireless cable television markets, the Communications Group competes with providers of DTH programming services, which offer subscribers programming directly from satellite transponders. The Communications Group believes that it has significant competitive advantages over DTH providers in its lower cost and its ability to offer localized programming.

  AM/FM RADIO

    OVERVIEW. The Communications Group entered the radio broadcasting business in Eastern Europe through the acquisition of Radio Juventus in Hungary in 1994. Today, the Company is a leading operator of radio stations in Eastern Europe and the republics of the former Soviet Union and owns and operates, through joint ventures, stations in six markets.

    The Communications Group's radio broadcasting strategy is generally to acquire underdeveloped "stick" properties (i.e. stations with insignificant ratings and little or no positive cash flow) at attractive valuations. The Communications Group then installs experienced radio management to improve performance through increased marketing and focused programming. Management utilizes its programming expertise to specifically tailor the programming of each station utilizing sophisticated research techniques to identify opportunities within each market and programs its stations to provide complete coverage of a demographic or format type. This strategy allows each station to deliver highly effective access to a target demographic and capture a higher percentage of the radio advertising audience share.

    PROGRAMMING. Programming in each of the Communications Group's AM and FM markets is designed to appeal to the particular interests of a specific demographic group in such markets. The Communications Group's radio programming formats generally consist of popular music from the United States, Western Europe, and the local region. News is delivered by local announcers in the language appropriate to the region, and announcements and commercials are locally produced. By developing a strong listenership base comprised of a specific demographic group in each of its markets, the Communications Group believes it will be able to attract advertisers seeking to reach these listeners. The Communications Group believes that the technical programming and marketing expertise that it provides to its joint ventures enhances the performance of the joint ventures' radio stations.

    MARKETING. Radio station programming is generally targeted towards that segment which the Communications Group believes to be the most affluent within the 25- to 55-year-old demographic in each of its radio markets. Each station's format is intended to appeal to the particular listening interests of this consumer group in its market. This is intended to enable the commercial sales departments of each joint venture to present to advertisers the most desirable market for their products and services, thereby heightening the value of the station's commercial advertising time. Advertising on these stations is sold to local and international advertisers.

    COMPETITION. While the Communications Group's radio stations are generally leaders in each of their respective markets, in each market there are a number of competing stations currently in operation or anticipated to be in service shortly. Other media businesses, including broadcast television, cable television, newspapers, magazines and billboard advertising also compete with the Communications Group's radio stations for advertising revenues.

  PAGING

    OVERVIEW. The Communications Group commenced offering radio paging services in 1994 with the launch of paging networks serving the countries of Estonia and Romania. Paging systems are useful as a means for one-way business/personal communications without the need for a recipient to access a telephone network, which in many of the Communication Group's markets is often overloaded or unavailable. At December 31, 1996, the Communications Group's paging joint ventures were licensed to offer paging services in markets containing approximately 89.5 million persons. The Communications Group's joint ventures generally provide service in the capital or major cities in these countries and is currently expanding the services of such operations to cover additional areas. The Communications Group believes that these joint ventures are leading providers of paging service in their respective markets and, as of December 31, 1996, reported an aggregate of 44,836 subscribers, which is an increase of approximately 210% from 14,460 subscribers at December 31, 1995.

    Management believes that its paging joint ventures will continue to experience rapid subscriber growth due to (i) the low landline telephone penetration that characterizes each of its markets; (ii) the rapid increase in the number of individuals, corporations and other organizations that desire communication services that offer substantial mobility, accessibility and the ability to receive timely information; and (iii) the continued economic growth in these markets which is expected to make paging services relatively more affordable to the general population.

    The Communications Group offers several types of pagers. However, substantially all of the Communications Group's subscribers choose alphanumeric pagers, which emit a variety of tones and display as many as 63 characters. Subscribers may also purchase additional services, such as paging priority, group calls and other options. The Communications Group provides a choice of pagers, which are typically purchased by the subscriber or leased for a small monthly fee. The Communications Group also provides 24-hour operator service with operators who are capable of taking and sending messages in several languages.

    TECHNOLOGY. Paging is a one-way wireless messaging technology which uses an assigned frequency and a specific pager identifier to contact a paging customer within a geographic service area. Each customer who subscribes to a paging service is assigned a specific pager number. Transmitters broadcast the appropriate signal or message to the subscriber's pager, which has been preset to monitor a designated radio frequency. Each pager has a unique number identifier, a "cap code," which allows it to pick up only those messages sent to that pager. The pager signals the subscriber through an audible beeping signal or an inaudible vibration and displays the message on the subscriber's pager. Depending on the market, the joint ventures offer alphanumeric pagers which have Latin and/or Cyrillic (Slavic language) character display.

    The effective signal coverage area of a paging transmitter typically encompasses a radius of between 15 and 20 miles from each transmitter site. Obstructions, whether natural, such as mountains, or man-made, such as large buildings, can interfere with the signal. Multiple transmitters are often used to cover large geographic areas, metropolitan areas containing tall buildings or areas with mountainous terrain.

    Each of the Communications Group's paging joint ventures uses either terrestrial radio frequency ("Rf") control links that originate from one broadcast transmitter which is controlled by a local paging terminal and broadcast to each of the transmitters; or a satellite uplink which is controlled by the paging terminal, which transmits to a satellite and downlinks to a receiving dish adjacent to each of the transmitters. Once a message is received by each transmitter in a simulcast market, they in turn broadcast the paging information using the paging broadcast frequency. The Rf control link frequency is different from the paging broadcast frequency. For non-contiguous regional coverage, either telephone lines or microwave communication links are used in lieu of an Rf control link or satellite link.

    MARKETING. Paging services are targeted toward people who spend a significant amount of time outside of their offices, have a need for mobility or are businesspeople without ready access to telephones. The Communications Group targets its paging system primarily to local businesses, the police, the military and expatriates. Paging provides an affordable way for local businesses to communicate with employees in the field and with their customers. Subscribers are charged a monthly fee which entitles a subscriber to receive an unlimited number of pages each month.

    COMPETITION. The Communications Group believes that its joint ventures are leading providers of paging services in each of their respective markets. In some of the Communications Group's paging markets, however, the Communications Group has experienced and expects to continue to experience competition from existing small, local, paging operators who have limited areas of coverage, and from, in a few cases, paging operators established by Western European and United States investors with substantial experience in paging. The Communications Group believes it competes effectively against these companies with its high quality, reliable, 24-hour service. The Communications Group does not have or expect to have exclusive franchises with respect to its paging operations and may therefore face more significant competition in its markets in the future from highly capitalized entities seeking to provide similar services.

  CELLULAR TELECOMMUNICATIONS

    OVERVIEW. The Communications Group owns a 23.6% interest in Baltcom GSM, which has recently completed construction and launched commercial service of a cellular telecommunications system in Latvia which plans to provide nationwide service. The Communications Group also owns a 34.3% interest in Magticom, a joint venture that holds a license for and has recently begun construction on a national cellular telephone system in the country of Georgia. Western Wireless, a leading U.S. cellular provider, is a partner in each of these joint ventures. The Communications Group believes that there is a large demand for cellular telephone service in each of Latvia and Georgia due to the limited supply and poor quality of wireline telephone service in these markets as well as the rapidly growing demand for the mobility offered by cellular telephony service. Landline telephone penetration is 25% in Latvia and 9% in Georgia. The demand for reliable and mobile telephone service is increasing rapidly and the pace is expected to continue as commerce in these regions continues to experience rapid growth.

    In addition, through AAT, the Communications Group has entered into a joint venture agreement with Ningbo United Telecommunications Investment Co., Ltd. to
(i) finance and assist China Unicom in the construction of an advanced GSM cellular telephone network and (ii) provide consulting and management support services to China Unicom in its operation of such network within the City of Ningbo, PRC. This project will have a capacity of up to 50,000 subscribers. Construction of the project has recently been completed and the joint venture has begun to market the network to potential subscribers. The Communications Group's joint venture is entitled to 73% of the distributed cash flow, as defined in the agreement, from the network for a 15-year period.

    TECHNOLOGY. The Communications Group's cellular telephone network in Latvia has been constructed and the cellular telephone network in Georgia is being constructed using GSM technology. GSM is the standard for cellular service throughout Western Europe, which will allow the Communications Group's customers to "roam" throughout the region. GSM's mobility is a significant competitive advantage compared to competing Advanced Mobile Phone System ("AMPS") services which cannot offer roaming service in most neighboring countries in Europe or Nordic Mobile Telephone ("NMT") services which are based on what the Communications Group believes is an older and less reliable technology.

    MARKETING. The Communications Group targets its cellular telephony services toward the rapidly growing number of individuals, corporations and other organizations with a need for mobility, ready access to a high quality voice transmission service and the ability to conduct business outside of the workplace or home. The Communications Group sells cellular phones at a small mark-up to cost. This pass-through strategy encourages quick market penetration and early acceptance of cellular telephony as a desirable alternative to fixed land-based telephony systems.

    Management believes that its cellular systems will benefit from several competitive advantages in each of its markets. The Communications Group intends to market its cellular telephony service to customers of its existing wireless cable television and paging services in both Latvia and Georgia. The Communications Group believes that this database of names will be useful in marketing its cellular telephony services, as these are customers who have already exhibited an interest in modern communications services. In addition, these joint ventures intend to market these systems by providing a comprehensive set of packages with different service features which permit the subscriber to choose the package that most closely fits his or her needs.

    COMPETITION. Baltcom GSM's primary competitor in Latvia is Latvia Mobile Telecom ("LMT"), which is partly owned by a state-owned enterprise. LMT commenced service in 1995 and currently has approximately 20,000 subscribers. LMT operates a second system using the older, less efficient NMT technology that the Communications Group believes will pose less of a competitive threat than LMT's GSM system. The Communications Group believes that its primary competitors in Georgia will be Geocell, a Georgian-Turkish joint venture that recently launched commercial service using a GSM system as well as an existing smaller provider of cellular telephony services which uses the AMPS technology in its network.

    The Communications Group also faces competition from the primary provider of telephony services in each of its markets, which are the national PTTs. However, given the low penetration rates in Latvia and Georgia and underdeveloped landline telephone system infrastructure, the Communications Group believes that cellular telephony provides an attractive alternative to customers who need fast, reliable and quality telephone service.

  INTERNATIONAL TOLL CALLING

    OVERVIEW. The Communications Group owns approximately 30% of Telecom Georgia. Telecom Georgia handles all international calls inbound to and outbound from the Republic of Georgia to the rest of the world. Telecom Georgia has interconnect arrangements with several international long distance carriers such as Sprint and Telespazio. For every international call made to the Republic of Georgia, a payment is due to Telecom Georgia by the interconnect carrier and for every call made from the Republic of Georgia to another country, Telecom Georgia charges its subscribers and pays a destination fee to the interconnect carrier.

    Since Telecom Georgia commenced operations, long distance traffic in and out of Georgia has increased dramatically as Telecom Georgia has expanded the number of available international telephone lines. Incoming call traffic increased from approximately 200,000 minutes per month in 1993 to the current rate of 1,000,000 minutes per month, and outgoing call traffic increased from approximately 100,000 minutes per month in 1993 to the current rate of 230,000 minutes. Telecom Georgia has instituted several marketing programs in order to maintain this growth.

    COMPETITION. The Communications Group does not currently face any competition in the international long distance business in Georgia, as Telecom Georgia is the only entity licensed to handle all international call traffic in and out of Georgia.

  TRUNKED MOBILE RADIO

    OVERVIEW. The Communications Group currently owns interests in joint ventures which operate 4 trunked mobile radio services in Europe and certain republics of the former Soviet Union, servicing an aggregate of 6,642 subscribers at December 31, 1996. After December 31, 1996, one of the Communications Group's joint ventures launched trunked mobile radio services in Kazakstan. Trunked mobile radio systems provide mobile voice communications among members of user groups and interconnection to the public switched telephone network and are commonly used by construction teams, security services, taxi companies, service organizations and other groups with a need for significant internal communications. Trunked mobile radio allows such users to communicate with members of a closed user group without incurring the expense or delay of the public switched telephone network, and also provides the ability to provide dispatch service (i.e. one sender communicating to a large number of users on the same network). In many cases, the Communications Group's trunked mobile radio systems are also connected to the public switched telephone network thus providing some or all of the users the flexibility of communicating outside the closed user group. The Communications Group believes that lower costs and the ability to provide dispatch services affords trunked mobile radio significant advantages over cellular telephony or the public switched telephone network in fleet applications.

    COMPETITION. The Communications Group is a leading provider of trunked mobile radio in its markets although it faces competition from other trunked mobile radio service providers and from private networks in all of the markets in which it operates. Trunked mobile radio also faces competition from cellular providers, especially for users who need access to the public switched telephone network for most of their needs, pagers for users who need only one-way communication and private branch exchanges (PBXs), where users do not need mobile communications.

  DEVELOPMENT OPPORTUNITIES

    WIRELESS TELEPHONY. The Communications Group is currently exploring a number of investment opportunities in wireless local loop telephony systems in certain countries in Eastern Europe, the republics of the former Soviet Union, the PRC and other selected emerging markets and has installed test systems in certain of these markets. The Communications Group believes that the proposed wireless local loop telephony technology it is using is a time and cost effective means of improving the communications infrastructure in such markets. The current telephone systems in these markets are antiquated and overloaded, and consumers in these markets typically must wait several years to obtain telephone service.

    The Communications Group plans to partner with the local telephone service provider in each of its target markets to provide wireless local loop telephony services to customers. The Company believes that wireless local loop technology is a rapid and cost effective method to increase the number of subscribers to local telephone services. Wireless local loop telephony systems can provide telephone access to a large number of apartment dwellers through a single microwave transceiver installed on their building. This microwave transceiver sends signals to and from a receiver located adjacent to a central office of the public switched telephone network where the signal is routed from or into such network. This system eliminates the need to build fixed wireline infrastructure between the central office and the subscribers' building, thus reducing the time and expense involved in expanding telephone service to customers.

    The Communications Group, through AAT, has entered into a joint venture agreement with China Huaneng Technology Development Corporation, to (i) assist China Unicom in the development and construction of advanced telecommunications systems in Sichuan Province, PRC; and (ii) provide telephone consulting and financing services to China Unicom within Sichuan Province. With a population of over 100 million and a telephone penetration rate estimated at less than 2%, the Sichuan Province project provides a large potential market for AAT's products and services. The project involves a 20-year period of cooperation between the Communications Group's joint venture and China Unicom for the development of a local telephone network in Sichuan Province with an initial capacity of 50,000 lines, and a projected growth of up to 1,000,000 lines within the next five years. The Communications Group expects that the fixed wireless local loop technology it is using will be used in the project. For its services, the Communications Group's joint venture is entitled to 78% of the distributable cash flow, as defined in the agreement, from the network for a 20-year period for each phase of the network developed.

    While the existing wireline telephone systems in Eastern Europe and the former Soviet Republics are often antiquated, the fact that the network infrastructure is already in place means that it is a source of competition for the Communications Group's proposed wireless telephony operations. The Communications Group does not have or expect to have exclusive franchises with respect to its wireless telephony operations and may therefore face more significant competition in the future from highly capitalized entities seeking to provide services similar to or competitive with the Communications Group's services in its markets.

    In certain markets, cellular telephone operators exist and represent a competitive alternative to the Communications Group's proposed wireless local loop telephony systems. A cellular telephone can be operated in the same manner as a wireless loop telephone in that either type of service can simulate the conventional telephone service by providing local and international calling from a fixed position in its service area. However, while cellular telephony enables a subscriber to move from one place in a city to another while using the service, wireless local loop telephony is intended to provide fixed telephone services which can be deployed as rapidly as cellular telephony but at a lower cost. This lower cost makes wireless local loop telephony a more attractive alternative telephony alternative to a large portion of the populations in the Communications Group's markets that do not require mobile communications. In addition, because the wireless local loop technology which the Communications Group is using operates at 64 kilobits per second, it can be used for high speed facsimile and data transmission, including Internet access.

  JOINT VENTURE OWNERSHIP STRUCTURES/LIQUIDITY ARRANGEMENTS

    The following table summarizes the Communications Group's joint ventures at December 31, 1996 as well as the amount contributed, amount loaned and total amount invested by the Communications Group in such joint ventures as of December 31, 1996:

                                                                          AMOUNT           AMOUNT          TOTAL
                                                        COMPANY         CONTRIBUTED      LOANED TO       INVESTMENT
                                                       OWNERSHIP         TO JOINT          JOINT          IN JOINT
                JOINT VENTURE(1)                           %              VENTURE         VENTURE         VENTURE
-------------------------------------------------  -----------------  ---------------  --------------  --------------
                                                                       (US DOLLARS, IN THOUSANDS)
WIRELESS CABLE TELEVISION
  Kosmos TV (Moscow, Russia).....................             50%        $   1,093       $    8,959     $     10,052
  Baltcom TV (Riga, Latvia)......................             50               819           11,201           12,020
  Ayety TV (Tbilisi, Georgia)....................             49               779            6,116            6,895
  Romsat Cable TV (Bucharest, Romania)...........             99               682            1,680            2,362
  Sun TV (Chisinau, Moldova).....................             50               400            3,582            3,982
  Alma TV (Almaty, Kazakstan)....................             50               222            3,147            3,369
  Cosmos TV (Minsk, Belarus).....................             50               400            1,581            1,981
  Vilnius Cable (Vilnius, Lithuania).............             55               434            1,029            1,463
  Kamalak TV (Tashkent, Uzbekistan)..............             50               754            5,489            6,243
  Teleplus (St. Petersburg, Russia)(5)...........             45               554               --              554
PAGING
  Baltcom Estonia (Estonia)......................             39               396            3,895            4,291
  CNM (Romania)..................................             54               490            3,709            4,199
  Kamalak Paging (Tashkent, Samarkand, Bukhara
    and Andijan, Uzbekistan)(2)..................             50                --               --               --
  Paging One (Tbilisi, Georgia)..................             45               250              801            1,051
  Paging Ajara (Ajara, Georgia)..................             35                43              212              255
  Raduga Poisk (Nizhni Novgorod, Russia).........             45               330               78              408
  Alma Page (Almaty and Ust-Kamenogorsk,
    Kazakstan)(3)................................             50                --               --               --
  Baltcom Plus (Latvia)..........................             50               250            2,577            2,827
  Pt-Page (St. Petersburg, Russia)...............             40             1,058               --            1,058
  Paging One Services (Austria)(5)(6)............            100             1,007            1,048            2,055
RADIO BROADCASTING
  Radio Juventus (Budapest, Siofok and Khebegy,
    Hungary).....................................            100             8,107              274            8,381
  SAC (Moscow, Russia)...........................             83               631            2,892            3,523
  Radio Karusha (St. Petersburg, Russia).........             50               133              769              902
  Radio Nika (Socci, Russia).....................             51               224              120              344
  Radio Skonto (Riga, Latvia)....................             55               302              227              529
  Radio One (Prague, Czech Republic).............             80               283               --              283
INTERNATIONAL TOLL CALLING
  Telecom Georgia (Georgia)......................             30             2,554               --            2,554
TRUNKED MOBILE RADIO
  Protocall Ventures, Ltd.(4)....................             56             2,530            2,600            5,130
  Spectrum (Kazakstan)(5)(7).....................             31                36               --               36
CELLULAR TELECOMMUNICATIONS
  Baltcom GSM (Latvia)(5)(8).....................             24             7,883               --            7,883
  Magticom (Georgia)(5)..........................             34             2,450               --            2,450
WIRELESS LOCAL LOOP
  Metromedia-Jinfeng (PRC)(5)(9).................             60             3,019               --            3,019
                                                                           -------          -------    --------------
TOTAL............................................                        $  38,113       $   61,986     $    100,098
                                                                           -------          -------    --------------
                                                                           -------          -------    --------------

------------------------

 (1) The parenthetical notes the area of operations for the operational joint ventures and the area for which the joint venture is licensed for the pre-operational joint ventures.

 (2) The Communications Group's cable and paging services in Uzbekistan are provided by the same company, Kamalak TV. All amounts contributed and loaned to Kamalak TV are listed above under wireless cable television.

 (3) The Communications Group's cable and paging services in Kazakstan are provided by the same company, Alma TV. All amounts contributed and loaned to Alma TV are listed above under wireless cable television.

 (4) The Communications Group's owns its trunked mobile radio ventures through Protocall, in which it has a 56% ownership interest. Through Protocall, the Communications Group owns interests in (i) Belgium Trunking (24%), which provides services in Brussels and Flanders, Belgium; (ii) Radiomovel Telecomunicacoes (14%), which provides services in Portugal; (iii) Teletrunk Spain (6-16%, depending on the venture), which provides services through 4 joint ventures in Madrid, Valencia, Aragon and Catalonia, Spain; and (iv) National Business Communications ("NBC") (58%), which provides services in Bucharest, Cluj, Brasov, Constanta and Timisoira, Romania. A portion of the Communications Group's interest in NBC is held directly. Includes $30,097 and $215,000, respectively, contributed and loaned, respectively, to NBC directly by the Company.

 (5) Pre-operational.

 (6) Paging One Services launched commercial paging service in Vienna, Austria in February 1997.

 (7) Spectrum, owned in part by the Communication Group's Protocall joint venture, launched commercial trunked mobile radio service in Almaty and Atyrau, Kazakstan in March 1997.

 (8) Baltcom GSM launched commercial GSM cellular service in Latvia in March
    1997.

 (9) Metromedia-Jinfeng is a pre-operational joint venture that plans to provide wireless local loop telecommunications equipment, financing, network planning, installation and maintenance services to telecommunications operators in the PRC.

    Generally, the Communications Group owns, on average, 50% or more of the equity in a joint venture with the balance of such equity being owned by a local entity, often a government-owned enterprise. Typically, the Communications Group's joint venture provides frequency licenses and/or transmission facilities. In some cases, the Communications Group owns or acquires interests in entities (including competitors) that are already licensed and are providing service. Each joint venture's day-to-day activities is managed by a local management team selected by its board of directors or its shareholders. The operating objectives, business plans, and capital expenditures of a joint venture are approved by the joint venture's board of directors, or in certain cases, by its shareholders. In most cases, an equal number of directors or managers of the joint venture are selected by the Communications Group and its local partner. In other cases, a differing number of directors or managers of the joint venture may be selected by the Communications Group on the basis of the percentage ownership interest of the Communications Group in the joint venture.

    In many cases, the credit agreement pursuant to which the Company loans funds to a joint venture provides the Company with the right to appoint the general manager of the joint venture and to approve unilaterally the annual business plan of the venture. These rights continue so long as amounts are outstanding under the credit agreement. In other cases, such rights may also exist by reason of the Company's percentage ownership interest in the joint venture or under the terms of the joint venture's governing instruments.

    The Communications Group's joint ventures are limited liability entities which are permitted to enter into contracts, acquire property and assume and undertake obligations in their own names. Because the joint ventures are limited liability companies, the joint ventures' equity holders have limited liability to the extent of their investment. Under the joint venture agreements, each of the Communications Group and the local joint venture partner is obligated to make initial capital contributions to the joint venture. In general, a local joint venture partner does not have the resources to make cash contributions to the joint venture. In such cases, the Company has established or plans to establish an agreement with the joint venture whereby, in addition to cash contributions by the Company, each of the Company and the local partner makes in-kind contributions (usually communications equipment in the case of the Company and frequencies, space on transmitting towers and office space in the case of the local partner), and the joint venture signs a credit agreement with the Company pursuant to which the Company loans the venture certain funds. Typically, such credit agreements provide for interest payments to the Company at rates ranging generally from prime to prime plus 6% and for payment of principal and interest from 90% of the joint venture's available cash flow. Prior to repayment of its credit agreement, the joint ventures are significantly limited or prohibited from distributing profits to its shareholders. As of December 31, 1996, the Company had obligations to fund (i) an additional $5.5 million to the equity of its joint ventures (or to complete the payment of shares purchased by the Company) and
(ii) up to an additional $18.9 million to fund the various credit lines the Company has extended to its joint ventures. The Company's funding commitments under such credit lines are contingent upon its approval of the joint ventures' business plans. To the extent that the Company does not approve a joint venture's business plan, the Company is not required to provide funds to such joint venture under the credit line. The distributions (including profits) from the joint venture to the Company and the local partner are made on a pro rata basis in accordance with their respective ownership interests.

    In addition to loaning funds to the joint ventures, the Communications Group often provides certain services to many of the joint ventures for a fee. The Communications Group often does not require start-up joint ventures to reimburse it for certain services that it provides such as engineering advice, assistance in locating programming, and assistance in ordering equipment. As each joint venture grows, the Company institutes various payment mechanisms to have the joint venture reimburse it for such services where they are provided. The failure of the Company to obtain reimbursement of such services will not have a material impact on its results of operations.

    Under existing legislation in certain of the Communications Group's markets, distributions from a joint venture to its partners will be subject to taxation. The laws in the Communications Group's markets vary markedly with respect to the tax treatment of distributions to joint venture partners and such laws have also recently been revised significantly in many of the Communications Group's markets. There can be no assurance that such laws will not continue to undergo major changes in the future which could have a significant negative impact on the Company and its operations.

THE ENTERTAINMENT GROUP

  OVERVIEW

    The Company's Entertainment Group is one of the largest independent producers and distributors of motion picture and television product in the United States and one of the few entertainment companies, other than the major motion picture studios and their affiliates, that is capable of distributing entertainment product in all media worldwide. The Entertainment Group also holds a valuable library of over 2,200 feature film and television titles, including Academy Award-Registered Trademark- winning films such as DANCES WITH WOLVES and SILENCE OF THE LAMBS, action films such as the three-film ROBOCOP series and classic motion pictures such as WUTHERING HEIGHTS, THE PRIDE OF THE YANKEES and GUYS AND DOLLS. This library provides the Entertainment Group with a stable stream of revenues and cash flow to support, in part, its various production operations and other activities. The Entertainment Group is a well-established, full-service distributor of motion picture and television product with access to all significant domestic and international markets. The Entertainment Group distributes feature films produced or acquired by it to domestic theaters and distributes motion pictures and television entertainment product in the domestic home video and television markets through its in-house distribution divisions and subsidiaries. Internationally, the Entertainment Group primarily distributes its feature films and other product through a combination of output deals and other distribution deals with third party licensees and subdistributors.

    Through its Orion, Orion Classics and Goldwyn labels, the Entertainment Group produces and acquires a full range of commercial films with well-defined target audiences. The Entertainment Group's management has significant experience in the production of motion picture and television entertainment of this type and was responsible for producing the box office successes BEVERLY HILLS NINJA, DUMB AND DUMBER, THREESOME and the Academy
Award-Registered Trademark- winning The MADNESS OF KING GEORGE. The Entertainment Group released theatrically 13 feature films in the year ended December 31, 1996 and it expects to release theatrically approximately 17 feature films during the year ended December 31, 1997, including the Academy Award-Registered Trademark- nominated best foreign language feature film PRISONER OF THE MOUNTAINS, which was released in January 1997. The Entertainment Group also owns Landmark, which management believes is the leading specialty theatre circuit in the United States, consisting of 50 theatres with a total of 138 screens at December 31, 1996.

  LOW COST PRODUCTION AND ACQUISITION OF FEATURE FILMS

    The Entertainment Group focuses on producing or acquiring commercial and specialized films with well-defined target audiences and marketing campaigns, at costs lower than those for feature films produced or acquired by the major motion picture studios. The Company believes that the Entertainment Group will successfully control costs and increase returns by carefully selecting projects that: (i) are based on exploitable concepts, such as action-adventure and specialized motion pictures; (ii) are aimed at and cost-effectively marketed to specific niche audiences; (iii) employ affordable, well-recognized or emerging talent; and (iv) fit within pre-established cost/performance criteria. The Entertainment Group also currently plans to avoid peak seasonal release periods such as early summer, Christmas and other holidays, when competition for screens is most intense and marketing costs are highest. The Entertainment Group also plans to continue to be a leader in the production, acquisition and distribution of specialized motion pictures and art films, including those films management believes may have crossover commercial potential. This strategy is based on management's success with producing such films as BEVERLY HILLS NINJA and the Entertainment Group's 1996 release BIG NIGHT as well as its earlier feature films MUCH ADO ABOUT NOTHING, THE MADNESS OF KING GEORGE and EAT DRINK MAN WOMAN.

    The Entertainment Group intends to produce or acquire and release an average of approximately 10-15 theatrical features per year, in which the Entertainment Group's portion of the production cost will generally range from $5.0 million to $10.0 million. The Entertainment Group also expects to spend, on average, between $3.5 million and $10.0 million on print and advertising costs for feature films it produces or acquires. The Entertainment Group's acquisition program contemplates output arrangements with producers and the acquisition of existing catalogs, as well as film-by-film acquisitions. In addition, in order to expand its production capabilities and minimize its exposure to the performance of any particular film, the Entertainment Group intends to finance a significant portion of each film's budget by "pre-selling" or pre-licensing foreign distribution rights. Furthermore, certain of the Entertainment Group's executives will, on behalf of the Company, enter into "producer-for-hire" agreements with other studios for which the Entertainment Group and such executives will receive a fee. See "--United States Motion Picture Industry Overview--Motion Picture Production and Financing" and "--Motion Picture Distribution" below. The Entertainment Group believes that its ability to successfully produce or acquire and distribute a significant number of feature films each year will enhance the marketability of its existing library as it markets these films with films already in the library.

  DISTRIBUTION AND RELEASE OF FEATURE FILMS AND OTHER PRODUCT

    THEATRICAL. The Entertainment Group's existing distribution system enables it to release the feature films it produces or acquires in all media in all significant domestic and international marketplaces, through its in-house domestic theatrical, television and home video distribution divisions and its international distribution division. The Entertainment Group believes that its full-service distribution system is a significant asset which gives it an advantage over other independent film companies which must generally rely upon one of the major motion picture studios to release their product theatrically and in other outlets such as home video. In addition, this distribution system allows the Entertainment Group to acquire, at low and sometimes no cost, entertainment product produced by third parties who generally bear most or all of the financial risk of producing the feature film, but who lack the distribution system to release the product in some or all of the domestic media. In addition, in certain of these "rent-a-system" arrangements, the third party producer will also advance the print and advertising costs for each such film, thereby further limiting the Entertainment Group's financial exposure in a film. For example, during 1996, Orion theatrically released a number of films produced by Live Entertainment for which Orion was paid a percentage distribution fee, including two feature films, THE ARRIVAL and THE SUBSTITUTE, both of which grossed in excess of $10.0 million in the U.S. theatrical market. Live Entertainment bore all of the production and distribution costs of such films. Although there can be no assurance that the Entertainment Group will be successful in attracting these types of transactions on these terms, the Company plans to continue to enter into similar "rent a system" transactions in the future. In addition, the Entertainment Group intends to continue to co-produce (with limited financial exposure to the Entertainment Group) larger budget movies with major studios. For example, in 1996, Goldwyn produced, in conjunction with Walt Disney Pictures, THE PREACHER'S WIFE, starring Denzel Washington and Whitney Houston and directed by Penny Marshall which was released in December 1996, and had a gross profit participation in the film. Also in 1996, Goldwyn announced an agreement with New Line Cinema for production of a remake of THE SECRET LIFE OF WALTER MITTY.

    The Entertainment Group films are released under the Orion, Orion Classics and Goldwyn labels. Orion markets primarily mainstream commercial films, Goldwyn produces and acquires specialized and "arthouse" motion pictures with crossover potential and Orion Classics focuses on arthouse pictures. During 1996, the Entertainment Group released 13 pictures including, BIG NIGHT, I SHOT ANDY WARHOL, THE SUBSTITUTE AND THE ARRIVAL.

    During 1997, the Entertainment Group plans to release approximately 17 pictures in the U.S. theatrical market. Its widest releases in 1997 are expected to be EIGHT HEADS IN A DUFFLE BAG, a comedy starring Joe Pesci, which will be distributed to between 1,500 and 1,800 screens nationwide and GANG RELATED, a police action-thriller starring Jim Belushi, Dennis Quaid, and the late Tupac Shakur in his last screen performance.

    The following is a list of the Entertainment Group's scheduled 1997 releases:

  EXPECTED                                                                                            RELEASE
RELEASE DATE              TITLE                      CAST                   DESCRIPTION                LABEL
------------  ------------------------------  -------------------  ------------------------------  -------------

JANUARY 31    PRISONER OF THE MOUNTAINS (1)   Oleg Menshikov       An Academy                      ORION
                                              Sergei Bodrov, Jr.   Award-Registered Trademark-     CLASSICS
                                                                   nominee and Golden Globe
                                                                   nominee for Best Foreign
                                                                   Language Film, this adaptation
                                                                   of a Tolstoy novella follows
                                                                   the experiences of two Russian
                                                                   soldiers who are captured and
                                                                   held hostage in a Chechen
                                                                   mountain community.

FEBRUARY 28   HARD EIGHT (2)                  Gwyneth Paltrow      A taut noir story of a          GOLDWYN
                                              Samuel L. Jackson    seasoned gambler whose
                                              John C. Reilly       friendship with a young man is
                                              Phillip Baker Hall   threatened by a dark secret
                                                                   from his past.

MARCH 7       CITY OF INDUSTRY (1)            Harvey Keitel        A hard-edged film-noir          ORION
                                              Stephen Dorff        thriller concerning two
                                              Timothy Hutton       brothers, small time L.A.
                                              Famke Janssen        criminals, whose plans for a
                                                                   final jewelry heist go awry
                                                                   when an unpredictable partner
                                                                   is brought into the deal.

APRIL 11      KISSED (1)                      Molly Parker         A story of a striking young     GOLDWYN
                                              Peter Outerbridge    woman who has a particular
                                                                   fascination with life and
                                                                   death. A romance with an
                                                                   obsessive medical student
                                                                   threatens to expose her secret
                                                                   passion and redefine the
                                                                   bounds of love.

APRIL 18      EIGHT HEADS IN A DUFFLE BAG     Joe Pesci            A raucous comedy about a mob    ORION
              (3)                             David Spade          bag man whose luggage
                                              Kristy Swanson       containing eight human heads,
                                              George Hamilton      crucial proof of a recent hit,
                                              Dyan Cannon          gets switched at the airport
                                              Andy Comeau          and goes south of the border
                                                                   with a family vacationing in
                                                                   Mexico.

MAY           ROUGH MAGIC (2)                 Bridget Fonda        A romantic adventure involving  GOLDWYN
                                              Russell Crowe        magic, mysticism and Mexico.
                                              Jim Broadbent
                                              D.W. Moffet
                                              Paul Rodriguez

SUMMER        ULEE'S GOLD (4)                 Peter Fonda          A Jonathan Demme (Academy       ORION
                                              Patricia Richardson  Award-Registered Trademark-
                                                                   winning director of Orion's
                                                                   SILENCE OF THE LAMBS)
                                                                   presentation, the poignant
                                                                   story of a stubborn, solitary
                                                                   beekeeper in the tupelo
                                                                   marshes of the Florida
                                                                   panhandle who must abandon his
                                                                   isolating routine in order to
                                                                   save his family and
                                                                   ultimately, himself.

SUMMER        NAPOLEON (4)                    Voices of:           A live-action adventure story   GOLDWYN
                                              Bronson Pinchot      of an adorable puppy who gets
                                              David Odgen Stiers   lost in the wild Australian
                                              Blythe Danner        outback. Befriended by exotic
                                              Joan Rivers          animals, Napoleon overcomes
                                                                   his fears and discovers the
                                                                   magic of nature.

AUGUST        PAPERBACK ROMANCE (1)           Anthony LaPaglia     A story of star-crossed lovers  GOLDWYN
                                              Gia Carides          who find themselves thrown
                                                                   together in a madcap adventure
                                                                   reminiscent of the classic
                                                                   '30's romantic comedies.

  EXPECTED                                                                                            RELEASE
RELEASE DATE              TITLE                      CAST                   DESCRIPTION                LABEL
------------  ------------------------------  -------------------  ------------------------------  -------------
SEPTEMBER 17  GANG RELATED (4)                Jim Belushi          An exciting, thought-provoking  ORION
                                              Tupac Shakur         thriller about two detectives
                                              Lela Rochan          in a metropolitan police
                                              Dennis Quaid         department who get in over
                                              James Earl Jones     their heads when their
                                                                   money-on-the-side scheme
                                                                   involving murder and stolen
                                                                   police evidence horribly
                                                                   backfires with the unintended
                                                                   death of an undercover DEA
                                                                   agent. This film is Tupac
                                                                   Shakur's final film role.

FALL          THE LOCUSTS (3)                 Vince Vaughn         A dark tale of romance and      ORION
                                              Ashley Judd          mystery set in 1960 rural
                                              Paul Rudd            Kansas. When a drifter with a
                                              Jeremy Davies        mysterious past comes to the
                                              Kate Capshaw         feedlot of a sultry, black
                                                                   widow figure with a strangely
                                                                   withdrawn son, family secrets
                                                                   and painful truths are
                                                                   revealed as a trio of damaged
                                                                   souls search for love and
                                                                   respect, desperately trying to
                                                                   connect.

FALL          THE BIG RED (5)                 Johnathon Schaech    A twisted road comedy by the    GOLDWYN
                                                                   director of ADVENTURES OF
                                                                   PRISCILLA, QUEEN OF THE
                                                                   DESERT, a con-artist escapes a
                                                                   deal gone wrong in New York
                                                                   and winds up in the Australian
                                                                   outback in a strange town,
                                                                   whose inhabitants are an
                                                                   oddball collection of misfits.

FALL          BEST MEN (3)                    Drew Barrymore       A film about five lifelong      ORION
                                              Dean Cain            friends in a nowhere town
                                              Luke Wilson          headed for their buddies'
                                              Sean Patrick         wedding whose lives take a
                                              Flanery              major detour as they find
                                              Andy Dick            themselves holding up a bank
                                              Mitchell Whitfield   in a rebellious search for
                                              Fred Ward            independence.

TBA           STOREFRONT HITCHCOCK (4)        Robyn Hitchcock      A concert/performance film      ORION
                                                                   showcasing the singular         CLASSICS
                                                                   personal style of British
                                                                   singer/songwriter Robyn
                                                                   Hitchcock, directed by
                                                                   Jonathan Demme, who directed
                                                                   Orion's Academy
                                                                   Award-Registered Trademark-
                                                                   winning film SILENCE OF THE
                                                                   LAMBS as well as David Byrne
                                                                   in STOP MAKING SENSE, one of
                                                                   the all-time favorite
                                                                   concert/performance films ever
                                                                   made.

TBA           THIS WORLD, THEN THE FIREWORKS  Billy Zane           A film-noir potboiler, set in   ORION
              (1)                             Gina Gershon         the 1950's, based on one of     CLASSICS
                                              Sheryl Lee           master crime writer Jim
                                              Rue McClanahan       Thompson's most riveting
                                                                   stories, involving sexual
                                                                   perversity, dysfunctional
                                                                   family ties, greed and lust.

TBA           I LOVE YOU . . . DON'T TOUCH    Julie Davis          A bold and sexy romantic        GOLDWYN
              ME (1)                                               comedy about a young woman's
                                                                   attempt to reconcile her need
                                                                   for love and desire for sex.
                                                                   Critically acclaimed
                                                                   directorial debut of Julie
                                                                   Davis.

TBA           MUSIC FROM ANOTHER ROOM (3)     Brenda Blethyn       A comedy which follows a man's  ORION
                                              Jude Law             search for his one true love,
                                              Jennifer Tilly       whose birth he assisted in as
                                              Martha Plimpton      a 5 year old.
                                              Jon Tenney
                                              Jeremy Piven

------------------------
(1) All domestic media, limited term.
(2) Domestic theatrical only.
(3) All domestic media, in perpetuity.
(4) All media worldwide, in perpetuity.
(5) All media worldwide, except Australia, in perpetuity.

    HOME VIDEO. The Entertainment Group distributes its own product and product produced by third parties, in the United States and Canada, through its in-house home video division. In addition to releasing its new product to which it owns home video rights, the Entertainment Group will continue to exploit titles from its existing library, including previously released rental titles, re-issued titles and initially released titles, in the expanding sell-through and premium market sectors and through arrangements with mail-order and other selected licensees. In addition to distribution in the traditional videocassette sector, the Entertainment Group also intends to pursue opportunities to distribute its library in video discs (see "-- United States Motion Picture Industry Overview" and "--Emerging Technologies" below) and other emerging multimedia formats. The Company provides exclusive distribution services for Major League Baseball Properties home video product which the Entertainment Group believes it was able to attract because of its existing home video distribution system.

    PAY-PER-VIEW, PAY TELEVISION, BROADCAST AND BASIC CABLE TELEVISION AND OTHER ANCILLARY MARKETS. The Entertainment Group currently licenses its new product and product from its film and television library to both domestic and foreign pay-per-view, pay television, broadcast and basic cable television and other ancillary markets. The Entertainment Group has historically been successful in selling its library titles to the free and pay television and home video markets worldwide. The Entertainment Group believes that pay and free television markets are expected to continue to experience significant growth, primarily as a result of technological advances and the expansion of the multi-channel television industry worldwide, permitting the Entertainment Group to market its titles in new geographic markets. With an extensive library which contains a variety of film and television titles, the Entertainment Group believes it is well-positioned to benefit from this anticipated increase in demand for programming. In addition, the Entertainment Group believes that its increased production and acquisition of feature films will enable it to better exploit its extensive library in these markets as it is able to license such new product together with existing titles from its film and television library. To date, the Entertainment Group has licensed its product with domestic pay television programmers both through output deals with pay cable providers such as Showtime and HBO and through distribution deals with a variety of television services. The emergence of digital compression, video-on-demand, DTH and other new technologies is expected to increase the worldwide demand for entertainment programming largely by increasing existing transmission capabilities and by increasing the percentage of the population which can access multi-channel television systems.

    FOREIGN MARKETS. The Entertainment Group distributes its new product and its existing library in traditional media and established markets outside of the United States and Canada, to the extent of its rights, while actively pursuing new areas of exploitation. The Entertainment Group intends to aggressively market its library in (i) new international markets in which the multi-channel television industry has recently emerged or is in the early stages of development, and (ii) territories which have not been reached by privatized free television, cable television, home video and other traditional media, but where the industry is expected to develop in the future. The Entertainment Group will also explore opportunities to acquire and distribute new product in overseas markets, adding freshness and value to the library. Other strategies include the acquisition of foreign language programming for foreign distribution in combination with the English language library product.

  LANDMARK THEATRE CIRCUIT

    The Entertainment Group believes that its Landmark theatre circuit, with, at December 31, 1996, 138 screens in 50 theaters, is the largest exhibitor of specialized motion pictures and art films in the United States. The operation of these theaters provides the Entertainment Group with relatively stable cash flows and allows the Entertainment Group to participate in revenues from the exhibition of its films as well as films produced and distributed by others. The Entertainment Group's strategy is to (i) expand in existing and new major markets through internal growth and acquisitions; (ii) upgrade and multiplex existing locations where there is demand for additional screens; and (iii) maximize revenues and cash flow from its existing theaters by capitalizing on the demand for art and specialty films in the U.S. by continuing to reduce operating and overhead costs as a percentage of revenues.

    Landmark currently operates theaters in 18 cities in California, Colorado, Louisiana, Massachusetts, Minnesota, Ohio, Texas, Washington and Wisconsin. Landmark emphasizes the exhibition of specialized motion pictures and art films and commercial films with literary and artistic components which appeal to the specialized film audience. The seating capacity for all theaters operated by Landmark is approximately 39,000, of which 56% is in theaters located in California. The following table summarizes the location and number of theaters and screens operated by Landmark:

LOCATION                                                                      THEATERS       SCREENS
--------------------------------------------------------------------------  -------------  -----------
Belmont, California.......................................................            1             3
Berkeley, California......................................................            6            19
Los Angeles, California...................................................            3             7
Corona Del Mar, California................................................            1             1
Palo Alto, California.....................................................            4             6
Pasadena, California......................................................            1             1
Sacramento, California....................................................            2             6
San Diego, California.....................................................            5             9
San Francisco, California.................................................            5            14
Denver, Colorado..........................................................            3             8
New Orleans, Louisiana....................................................            1             4
Cambridge, Massachusetts..................................................            1             9
Minneapolis, Minnesota....................................................            2             6
Cleveland, Ohio...........................................................            1             3
Dallas, Texas.............................................................            1             3
Houston, Texas............................................................            2             6
Seattle, Washington.......................................................            9            28
Milwaukee, Wisconsin......................................................            2             5
                                                                                     --
                                                                                                  ---
                                                                                     50           138

    The exhibition of first-run specialized motion pictures and art films is a niche in the film exhibition business that is distinct from the exhibition of higher budget, wide-release films. For the most part, specialized motion pictures and art films are marketed by different distributors and exhibited in different theaters than commercial films produced by the major studios. Exhibitors of wide-release films typically must commit a substantial percentage of their screens to a small number of films. Landmark typically shows approximately 30 to 40 different films on its screens at any given time. In the normal course of its business, Landmark actively pursues opportunities to acquire or construct new theaters in promising locations and closes theaters that are not performing well or for which it may not be feasible to renew the lease.

  COMPETITION AND SEASONALITY

    All aspects of the Entertainment Group's operations are conducted in a highly competitive environment. To the extent that the Entertainment Group seeks to distribute the films contained in its library or acquire or produce product, the Entertainment Group will need to compete with many other motion picture distributors, including the "majors" (including producers owned or affiliated with the majors), most of which are larger and have substantially greater resources and histories of obtaining film properties, as well as significantly broader access to production, distribution and exhibition opportunities. Many of the Entertainment Group's competitors have substantially greater assets and resources. By reason of their resources, these competitors may have access to programming that would not generally be available to the

Entertainment Group and may also have the ability to market programming more extensively than the Entertainment Group.

    Distributors of theatrical motion pictures compete with one another for access to desirable motion picture screens, especially during the summer, holiday and other peak movie-going seasons, and several of the Entertainment Group's competitors in the theatrical motion picture distribution business have become affiliated with owners of chains of motion picture theaters. In addition, program suppliers of home video product compete for the open to buy dollars of video specialty stores and mass merchant retailers. A larger portion of these dollars are designated for "megahit" theatrically based sell-thru titles, video games and other entertainment media. The success of all the Entertainment Group's product is heavily dependent upon public taste, which is both unpredictable and susceptible to change.

    Although there are no other nationwide exhibitors of specialty motion pictures, Landmark faces direct competition in each market from local or regional exhibitors of specialized motion pictures and art films. To a lesser degree, Landmark also competes with other types of motion picture exhibitors. Other organizations, including the national and regional circuits, major studios, production companies, television networks and cable companies are or may become involved in the exhibition of films comparable to the type of films exhibited by Landmark. Many of these companies have greater financial and other resources than Landmark. As a result of new theater development and conversion of single-screen theaters to multiplexes, there is an increasing number of motion picture screens in the geographic areas in which Landmark operates. At the same time, many motion picture exhibitors have been merging or consolidating their operations, resulting in fewer competitors with an increased number of motion picture screens competing for the available pictures. This combination of factors may tend to increase competition for films that are popular with the general public. Landmark also competes with national and regional circuits and independent exhibitors with respect to attracting patrons and acquiring new theaters.

  UNITED STATES MOTION PICTURE INDUSTRY OVERVIEW

    The United States motion picture industry encompasses the production and theatrical exhibition of feature-length motion pictures and the subsequent distribution of such pictures in home video, television and other ancillary markets. The industry is dominated by the major studios, including Universal Studios, Inc., Warner Bros. (including New Line Cinema), Twentieth Century Fox, Sony Pictures Entertainment (including Columbia Pictures, Tri-Star Pictures and Sony Classics), Paramount Pictures, The Walt Disney Company (including Buena Vista, Touchstone Pictures, Hollywood Pictures and Miramax) and MGM (including United Artists), which historically have produced and distributed the majority of theatrical motion pictures released annually in the United States. The major studios generally own their production studios and have national or worldwide distribution organizations. The average reported cost of making a film in 1995-96 was approximately $39.8 million, and the average reported cost of marketing and advertising a film in the same period was approximately $19.8 million, making the total reported cost of an average film approximately $60 million.

    In recent years, "independent" motion picture production companies played an important role in the production of motion pictures for the worldwide feature film market. The independents do not own production studios and have more limited distribution capabilities than the major studios, often distributing their product through "majors." Independents typically produce fewer motion pictures at substantially lower average production costs than major studios. Several of the more prominent independents, including Miramax and New Line, were acquired by large entertainment companies, giving them access to greater financial resources.

    MOTION PICTURE PRODUCTION AND FINANCING. The production of a motion picture begins with the screenplay adaptation of a popular novel or other literary work acquired by the producer or the development of an original screenplay having its genesis in a story line or scenario conceived of or acquired by the producer. In the development phase, the producer typically seeks production financing and tentative commitments from a director, the principal cast members and other creative personnel. A proposed production schedule and budget also are prepared during this phase.

    Upon completing the screenplay and arranging financial commitments, pre-production of the motion picture begins. In this phase, the producer (i) engages creative personnel to the extent not previously committed; (ii) finalizes the filming schedule and production budget; (iii) obtains insurance and secures completion guarantees; (iv) if necessary, establishes filming locations and secures any necessary studio facilities and stages; and (v) prepares for the start of actual filming. Principal photography, the actual filming of the screenplay, may extend from six to twelve weeks or more, depending upon such factors as budget, location, weather and complications inherent in the screenplay.

    Following completion of principal photography, the motion picture is edited, optical, dialogue, music and any special effects are added, and voice, effects and music sound tracks and picture are synchronized during post-production. This results in the production of the negative from which the release prints of the motion picture are made.

    The cost of a theatrical motion picture produced by an independent production company for limited distribution ranges from approximately $4 million to $10 million as compared with an average of approximately $40 million for commercial films produced by major studios for wide release. Production costs consist of acquiring or developing the screenplay, film studio rental, cinematography, post-production costs and the compensation of creative and other production personnel. Distribution expenses, which consist primarily of the costs of advertising and release prints, are not included in direct production costs and vary widely depending on the extent of the release and nature of the promotional activities.

    Independent and smaller production companies generally avoid incurring substantial overhead costs by hiring creative and other production personnel and retaining the other elements required for pre-production, principal photography and post-production activities on a project-by-project basis. Unlike the major studios, the independents and smaller production companies also typically finance their production activities from discrete sources. Such sources include bank loans, pre-sales, co-productions, equity offerings and joint ventures. Independents generally attempt to complete their financing of a motion picture production prior to commencement of principal photography, at which point substantial production costs begin to be incurred and must be paid.

    Pre-sales are used by independent film companies and smaller production companies to finance all or a portion of the direct production costs of a motion picture, thereby limiting such companies' financial exposure to the project. Pre-sales consist of fees paid to the producer by third parties in return for the right to exhibit the motion picture when completed in theaters or to distribute it in home video, television, foreign or other ancillary markets. Producers with distribution capabilities may retain the right to distribute the completed motion picture either domestically or in one or more foreign markets. Other producers may separately license theatrical, home video, television, foreign and all other distribution rights among several licensees.

    Both major studios and independent film companies often acquire motion pictures for distribution through a customary industry arrangement known as a negative pickup, under which the studio or independent film company agrees to acquire from an independent production company all rights to a film upon completion of production. The independent production company normally finances production of the motion picture pursuant to financing arrangements with banks or other lenders in which the lender is granted a security interest in the film and the independent production company's rights under its arrangement with the studio or independent. When the studio or independent picks up the completed motion picture, it assumes the production financing indebtedness incurred by the production company in connection with the film. In addition, the independent production company is paid a production fee and generally is granted a participation in the net profits from distribution of the motion pictures.

    MOTION PICTURE DISTRIBUTION. Motion picture distribution encompasses the distribution of motion pictures in theaters and in ancillary markets such as home video, pay-per-view, pay television, broadcast television, foreign and other markets. The distributor typically acquires rights from the producer to distribute a motion picture in one or more markets. For its distribution rights, the distributor typically agrees to advance the producer a certain minimum royalty or guarantee, which is to be recouped by the distributor out of revenues generated from the distribution of the motion picture and is generally nonrefundable. The producer also is entitled to receive a royalty equal to an agreed-upon percentage of all revenues received from distribution of the motion picture in excess of revenues covered by the royalty advance.

    THEATRICAL DISTRIBUTION. The theatrical distribution of a motion picture involves the manufacture of release prints, the promotion of the picture through advertising and publicity campaigns and the licensing of the motion picture to theatrical exhibitors. The size and success of the promotional advertising campaign can materially affect the revenues realized from the theatrical release of a motion picture. The costs incurred in connection with the distribution of a motion picture can vary significantly, depending on the number of screens on which the motion picture is to be exhibited and the ability to exhibit motion pictures during peak exhibition seasons. Competition among distributors for theaters during such peak seasons is great. Similarly, the ability to exhibit motion pictures in the most popular theaters in each area can affect theatrical revenues.

    The distributor and theatrical exhibitor generally enter into a license agreement providing for the exhibitor's payment to the distributor of a percentage of the box office receipts for the exhibition period, in some cases after deduction of the theater's overhead, or a flat negotiated weekly amount. The distributor's percentage of box office receipts generally ranges from an effective rate of 35% to over 50%, depending upon the success of the motion picture at the box office and other factors. Distributors carefully monitor the theaters which have licensed the picture to ensure that the exhibitor promptly pays all amounts due the distributor. Substantial delays in collections are not unusual.

    Motion pictures may continue to play in theaters for up to six months following their initial release. Concurrently with their release in the United States, motion pictures generally are released in Canada and may also be released in one or more other foreign markets. Typically, the motion picture then becomes available for distribution in other markets as follows:

                                                                                  MONTHS AFTER      APPROXIMATE
                                                                                 INITIAL RELEASE  RELEASE PERIOD
                                                                                 ---------------  ---------------
Domestic home video............................................................       4-6 months        --
Domestic pay-per-view..........................................................       6-9 months         3 months
Domestic pay television........................................................     10-18 months     12-21 months
Domestic network or basic cable................................................     30-36 months     18-36 months
Domestic syndication...........................................................     30-36 months  3-15 years
Foreign home video.............................................................      6-12 months        --
Foreign television.............................................................     18-24 months  3-12 years

    HOME VIDEO. Home video distribution consists of the promotion and sale of videocassettes and videodiscs to local, regional and national video retailers which rent or sell such products to consumers primarily for home viewing.

    PAY-PER-VIEW. Pay-per-view television allows cable television subscribers to purchase individual programs, including recently released motion pictures and live sporting, music or other events, on a "per use" basis. The subscriber fees are typically divided among the program distributor, the pay-per-view operator and the cable system operator.

    PAY TELEVISION. Pay television allows cable television subscribers to view HBO, Cinemax, Showtime, The Movie Channel, Encore and other pay television network programming offered by cable system operators for a monthly subscription fee. The pay television networks acquire a substantial portion of their programming from motion picture distributors.

    BROADCAST AND BASIC CABLE TELEVISION. Broadcast television allows viewers to receive, without charge, programming broadcast over the air by affiliates of the major networks (ABC, CBS, NBC and Fox), independent television stations and cable and satellite networks and stations. In certain areas, viewers may receive the same programming via cable transmission for which subscribers pay a basic cable television fee. Broadcasters or cable systems operators pay fees to distributors for the right to air programming a specified number of times.

    FOREIGN MARKETS. In addition to their domestic distribution activities, some motion picture distributors generate revenues from distribution of motion pictures in foreign theaters, home video, television and other foreign markets. There has been a dramatic increase in recent years in the worldwide demand for filmed entertainment. This growth is largely due to the privatization of television stations, introduction of direct broadcast satellite services, growth of home video and increased cable penetration. In many foreign markets, a film company may also enter into a pre-sale distribution arrangement whereby a third party distributor in a foreign territory pays an advance to the film company equal to a specified percentage of a film's budget. The third party distributor is responsible for all marketing and distribution costs in such territory, recoups its advance, costs, a fee and a portion of the film receipts and pays an overage to the film company. Under this type of arrangement, the third party distributor is responsible for any shortfalls in recoupment. In these arrangements, the third party distributor receives most distribution rights to films in their territory for a period of years. Some arrangements contain carve-outs of television rights which the film company then sells directly to television programmers (sometimes in a separate similar arrangement). These arrangements provide film companies with upside potential through participations in overages. In an alternative arrangement in other foreign markets, a third party distributor will fund all marketing and distribution expenses up front, but the film company is responsible for reimbursing such expenditures if they are not recouped by the third party distributor through film receipts. The third party distributor sells the film to theatrical exhibitors, video stores and sometimes television programming outlets in the territory. The distributor receives a small fee on the film's gross receipts, recoups its marketing and distribution expenses and remits the balance of the receipts to the film company.

    OTHER MARKETS. Revenues also may be derived from the distribution of motion pictures to airlines, schools, libraries, hospitals and the military, licensing of rights to perform musical works and sound recordings embodied in a motion picture, and rights to manufacture and distribute games, dolls, clothing and similar commercial articles derived from characters or other elements of a motion picture.

  EMERGING TECHNOLOGIES

    VIDEO-ON-DEMAND. Perhaps the most important advance in the last five years has been the development of the video-on-demand technology through the creation of digital video compression. Digital compression involves the conversion of the analog television signal into digital form and the compression of more than one video signal into one standard channel for delivery to customers. Compression technology will be applied not only to cable but to satellite and over-the-air broadcast transmission systems. This offers the opportunity to dramatically expand the capacity of current transmission systems which is expected to create demand for the Company's product.

    DVD. Another new technology that has emerged is digital variable disc or "DVD." DVD is an MPEG-encoded, multi-layered, high density compact disc. Similar in size to an audio compact disc ("CD"), each DVD can hold up to four two-hour movies but take up less space than a videotape and do not degrade over time. Just as CDs have replaced records as the dominant medium for prerecorded music, DVD is expected to become a widely-accepted format for home video programming. The Company believes that it will experience additional demand for its library product, particularly sell-through product, as DVD equipment becomes more prevalent.

    DTH. Recently, a number of international, well-capitalized companies have launched DTH systems in the United States (such as DirecTV, USSB, ASkyB) and in other major markets, including Japan (such as DirecTV, Perfect TV, JSKYB). Each of these systems will require programming for their multi-channel systems thereby creating additional demand for the Company's library.

SNAPPER

    Snapper manufactures Snapper-Registered Trademark- brand power lawn and garden equipment for sale to both residential and commercial customers. The residential equipment includes self-propelled and push-type walk behind lawnmowers, rear engine riding lawnmowers, garden tractors, zero turn radius lawn equipment, garden tillers, snow throwers and related parts and accessories. The commercial mowing equipment and mid-mount commercial equipment includes commercial quality self-propelled walk-behind lawnmowers, and wide area and front-mount zero turn radius lawn equipment.

    Snapper products are premium-priced, generally selling at retail from $300 to $8,500, and are currently sold through three types of distribution networks. Snapper sells and supports directly a 4,000 dealer network for the distribution of its products. Snapper also has a two-step distribution process whereby it sells to eight distributors that in turn service approximately 2,000 dealers throughout the United States. The third type of distribution done by Snapper is to the Home Depot retail chain. A limited selection of residential walk-behind lawnmowers and rear engine riding lawnmowers are sold at approximately 300 Home Depot locations.

    A large percentage of the residential sales of lawn and garden equipment are made during a seventeen-week period from early spring to mid-summer. Although some sales are made to dealers and distributors prior to this period, the largest volume of sales to the ultimate consumer is made during this time. The main sales revenues during the late fall and winter periods are related to snow thrower shipments. Snapper has an agreement with a financial institution which makes floor-plan financing for Snapper products available to dealers. This agreement provides financing for dealer inventories and accelerates cash flow to Snapper. Under the terms of this agreement, a default in payment by one of the dealers to the program is non-recourse to Snapper. If there is a default and the equipment is retained by the dealer inventory, Snapper is obligated to repurchase any new and unused equipment.

    Snapper also makes available, through General Electric Credit Corporation, a retail customer revolving credit plan. This credit plan allows consumers to pay for Snapper products over time. Customers also receive Snapper credit cards which can be used to purchase additional Snapper products.

    Snapper manufactures its products in McDonough, Georgia at facilities totaling approximately 1,000,000 square feet. Excluding engines and tires, Snapper manufactures a substantial portion of the component parts to its products. Most of the parts and material for Snapper's products are commercially available from a number of sources.

    During the three years ended December 31, 1996, Snapper spent an average of $3.0 million per year for research and development. Although it holds several design and mechanical patents, Snapper is not dependent upon such patents, nor does it believe that patents play an important role in its business. Snapper does believe, however, that the registered trademark
"Snapper-Registered Trademark-" is an important asset in its business. Snapper walk-behind mowers are subject to Consumer Product Safety Commission safety standards and are designed and manufactured in accordance therewith.

    The lawn and garden industry is highly competitive, with the competition being based on price, image, quality and service. Although no one company dominates the market, the Company believes that Snapper is a significant manufacturer of lawn and garden products. Approximately 50 companies manufacture products that compete with Snapper's. Snapper's principal brand name competitors in the sale of lawn and garden equipment include The Toro Company, Lawn-Boy (a product of The Toro Company), Sears, Roebuck and Co., Deere and Company, Ariens Company, Honda Corporation, Murray Ohio Manufacturing Co., American Yard Products, Inc., MTD Products, Inc. and Simplicity Manufacturing, Inc.

INVESTMENT IN RDM

    In December 1994, the Company acquired 19,169,000 shares of RDM common stock, or approximately 39% of the outstanding RDM common stock, in exchange for all of the issued and outstanding capital stock of four of its wholly-owned subsidiaries (the "Exchange Transaction"). RDM, through its operating subsidiaries, is a leading manufacturer of fitness equipment and toy products in the United States. RDM's common stock is listed on the New York Stock Exchange. As of December 31, 1996, the closing price per share of RDM common stock was $1 1/4 and the quoted market value of the Company's investment in Roadmaster was approximately $24.0 million. As disclosed in Amendment No. 1 to its Schedule 13D relating to RDM, filed with the SEC on March 1, 1996, the Company intends to dispose of its investment in RDM.

    In connection with the Exchange Transaction, the Company, RDM and certain officers of RDM entered into a shareholders agreement, pursuant to which, among other things, the Company obtained the right to designate four individuals to serve on RDM's nine-member Board of Directors, subject to certain reductions.

LEGAL PROCEEDINGS

    Between February 25, 1991 and March 4, 1991, three lawsuits were filed against the Company (formerly named Fuqua Industries, Inc.) in the Delaware Chancery Court. On May 1, 1991, these three lawsuits were consolidated by the Delaware Chancery Court in IN RE FUQUA INDUSTRIES, INC. SHAREHOLDERS LITIGATION, Civil Action No. 11974. The named defendants are certain current and former members of the Company's Board of Directors and certain former members of the Board of Directors of Intermark, Inc., predecessor to Triton Group Ltd. ("Intermark"), which owned approximately 25% of the outstanding shares of the Common Stock. The Company was named as a nominal defendant in this lawsuit. The action was brought derivatively in the right and on behalf of the Company and was purportedly filed as a class action lawsuit on behalf of all holders of the Common Stock other than the defendants. The complaint alleges, among other things, a long standing pattern and practice by the defendants of misusing and abusing their power as directors and insiders of the Company by manipulating the affairs of the Company to the detriment of the Company's past and present stockholders. The complaint seeks (i) monetary damages from the director defendants, including a joint and several judgment for $15.7 million for alleged improper profits obtained by Mr. J.B. Fuqua in connection with the sale of his shares in the Company to Intermark; (ii) injunctive relief against the Company, Intermark and its former directors, including a prohibition against approving or entering into any business combination with Intermark without specified approval; and (iii) costs of suit and attorney's fees. On December 29, 1995, the plaintiffs filed a consolidated second amended derivative and class action complaint, purporting to assert additional facts in support of their claim regarding an alleged plan, but deleting their prior request for injunctive relief. On January 31, 1996, all defendants moved to dismiss the second amended complaint and filed a brief in support of that motion. A hearing regarding the motion to dismiss was held on November 6, 1996. The decision relating to the motion is pending.

    On May 20, 1996, a purported class action lawsuit against Goldwyn and its directors was filed in the Superior Court of the State of California for the County of Los Angeles in MICHAEL SHORES V. SAMUEL GOLDWYN COMPANY, ET AL., case no. BC 150360. The complaint alleges that Goldwyn's Board of Directors breached its fiduciary duties to the stockholders of Goldwyn by agreeing to sell Goldwyn to the Company at no premium, yet providing Mr. Samuel Goldwyn, Jr., The Samuel Goldwyn, Jr. Family Trust and Mr. Meyer Gottlieb with additional consideration, and seeks damages resulting therefrom. The Company believes that the suit is without merit and intends to vigorously defend such action.

ENVIRONMENTAL MATTERS

    Snapper's manufacturing plant is subject to federal, state and local environmental laws and regulations. Compliance with such laws and regulations has not, and is not expected to, materially affect Snapper's competitive position. Snapper's capital expenditures for environmental control facilities, its incremental operating costs in connection therewith and Snapper's environmental compliance costs were not material in 1996 and are not expected to be material in future years.

    The Company has agreed to indemnify a former subsidiary of the Company for certain obligations, liabilities and costs incurred by the subsidiary arising out of environmental conditions existing on or prior to the date on which the subsidiary was sold by the Company in 1987. Since that time, the Company has been involved in various environmental matters involving property owned and operated by the subsidiary, including clean-up efforts at landfill sites and the remediation of groundwater contamination. The costs incurred by the Company with respect to these matters have not been material during any year through and including the fiscal year ended December 31, 1996. As of December 31, 1996, the Company had a remaining reserve of approximately $1.3 million to cover its obligations to its former subsidiary. During 1996, the Company was notified by certain potentially responsible parties at a superfund site in Michigan that the former subsidiary may also be a potentially responsible party at the superfund site. The former subsidiary's liability, if any, has not been determined but the Company believes that such liability will not be material.

    The Company, through a wholly-owned subsidiary, owns approximately 17 acres of real property located in Opelika, Alabama (the "Opelika Property"). The Opelika Property was formerly owned by Diversified Products Corporation, a former subsidiary of the Company ("DP") that used the Opelika Property as a storage area for stockpiling cement, sand, and mill scale materials needed for or resulting from the manufacture of exercise weights. In June 1994, DP discontinued the manufacture of exercise weights and no longer needed to use the Opelika Property as a storage area. The Opelika Property was transferred to the Company's wholly-owned subsidiary in connection with the sale of the Company's former sporting goods subsidiary. In connection with such sale, the Company entered into an Environmental Indemnity Agreement (the "Environmental Indemnity Agreement") under which the Company is obligated for costs and liabilities resulting from the presence on or migration of regulated materials from the Opelika Property. The Company's obligations under the Environmental Indemnity Agreement with respect to the Opelika Property are not limited. The Environmental Indemnity Agreement does not cover environmental liabilities relating to any property now or previously owned by DP except for the Opelika Property.

    On January 22, 1996, the Alabama Department of Environmental Management ("ADEM") wrote a letter to the Company stating that the Opelika Property contains an "unauthorized dump" in violation of Alabama environmental regulations. The letter from ADEM requires the Company to present for ADEM's approval a written environmental remediation plan for the Opelika Property. The Company has retained an environmental consulting firm to develop an environmental remediation plan for the Opelika Property. In 1997, the Company received the consulting firm's report. The Company has conducted a grading and capping in accordance with the remediation plan and has reported to ADEM that the work was completed and the Company will undertake to monitor the property on a quarterly basis. Since quarterly testing will be conducted, the Company believes that the reserves of approximately $1.8 million will be adequate to cover any further cost of remediation if required.

                                   MANAGEMENT

    The executive officers of the Company and certain executive officers of the Company's subsidiaries and their respective ages and positions are as follows:

NAME                                                       AGE                             OFFICE
-----------------------------------------------------      ---      -----------------------------------------------------
John W. Kluge........................................          82   Chairman
Stuart Subotnick.....................................          55   Vice Chairman, President and Chief Executive Officer
Silvia Kessel........................................          46   Executive Vice President, Chief Financial Officer and
                                                                    Treasurer
Arnold L. Wadler.....................................          53   Executive Vice President, General Counsel and
                                                                    Secretary
Robert A. Maresca....................................          62   Senior Vice President

COMMUNICATIONS GROUP:
Carl C. Brazell......................................          55   Co-President
Richard J. Sherwin...................................          53   Co-President

ENTERTAINMENT GROUP:
Samuel Goldwyn, Jr. .................................          70   Chairman of Goldwyn
Meyer Gottlieb.......................................          57   President and Chief Operating Officer of Goldwyn
Bradley R. Krevoy....................................          40   Senior Executive Vice President of Orion and
                                                                    Co-President of MPCA
Steven Stabler.......................................          41   Senior Executive Vice President of Orion and
                                                                    Co-President of MPCA
Leonard White........................................          56   President and Chief Executive Officer of Orion

    The following is a biographical summary of the experience of the executive officers of the Company and certain executive officers of the Company's subsidiaries.

    MR. KLUGE has served as Chairman of the Board of Directors of the Company since the consummation of the November 1 Merger and as Chairman of the Board of Orion since 1992. In addition, Mr. Kluge has served as Chairman and President of Metromedia Company and its predecessor-in-interest, Metromedia, Inc. for over six years. Mr. Kluge is also a director of The Bear Stearns Companies, Inc., Occidental Petroleum Corporation and Conair Corporation. Mr. Kluge is Chairman of the Company's Executive Committee.

    MR. SUBOTNICK has served as Vice Chairman of the Board of Directors since the consummation of the November 1 Merger and as President and Chief Executive Officer of the Company since December, 1996. In addition, Mr. Subotnick has served as Vice Chairman of the Board of Orion since November 1992. Mr. Subotnick has served as Executive Vice President of Metromedia Company and its predecessor-in-interest, Metromedia, Inc., for over six years. Mr. Subotnick is also a director of Carnival Cruise Lines, Inc, and, since February 28, 1997, RDM. Mr. Subotnick is Chairman of the Audit Committee and a member of the Executive and Nominating Committees of the Company.

    MS. KESSEL has served as Executive Vice President, Chief Financial Officer and Treasurer since August 29, 1996 and, from November 1, 1995 until that date, as Senior Vice President, Chief Financial Officer and Treasurer of the Company. In addition, Ms. Kessel has served as Executive Vice President of Orion since January 1993, Senior Vice President of Metromedia since 1994 and President of Kluge & Company since January 1994. Prior to that time, Ms. Kessel served as Senior Vice President and a Director of Orion from June 1991 to November 1992 and Managing Director of Kluge & Company (and its predecessor) from

April 1990 to January 1994. Ms. Kessel has been a member of the Board of Directors of RDM since February 28, 1997. Ms. Kessel is a member of the Nominating Committee of the Company.

    MR. WADLER has served as Executive Vice President, General Counsel and Secretary since August 29, 1996 and, from November 1, 1995 until that date, as Senior Vice President, General Counsel and Secretary of the Company. In addition, Mr. Wadler has served as a Director of Orion since 1991 and as Senior Vice President, Secretary and General Counsel of Metromedia Company for over six years. Mr. Wadler is Chairman of the Nominating Committee of the Company.

    MR. MARESCA has served as a Senior Vice President of the Company since November 1, 1995. Mr. Maresca has served as a Senior Vice President--Finance of Metromedia Company for over six years.

    MR. BRAZELL has served as Co-President and Director of MITI and a predecessor company since 1993. Prior to that time, Mr. Brazell served as President and Chief Executive Officer of Command Communications, Inc., an owner of radio properties, and prior to that served in various capacities in the radio broadcasting industry, including serving as President of the radio division of Metromedia, Inc., the predecessor-in-interest to Metromedia Company.

    MR. SHERWIN has served as Co-President and Director of MITI and a predecessor company since October, 1990. Prior to that time, Mr. Sherwin served as the Chief Operating Officer of Graphic Scanning Corp., a paging and wireless telecommunications company. Mr. Sherwin has served as Chairman of the Board and a director of the Personal Communications Industry Association.

    MR. GOLDWYN founded Goldwyn in 1979 and has been its Chairman of the Board of Directors and Chief Executive Officer since that time. Mr. Goldwyn has been involved in the filmed entertainment business his entire adult life and has produced a number of feature films. Mr. Goldwyn is also a prize-winning documentary producer, an Emmy Award-winning television producer, a writer for theatrical motion pictures and television and a director. Mr. Goldwyn has served as a member of the Board of Governors of the Academy of Motion Picture Arts and Sciences.

    MR. GOTTLIEB has served as Chief Operating Officer and a director of Goldwyn since 1979 and President of Goldwyn since 1987. Mr. Gottlieb assisted Mr. Goldwyn in creating the business plan which resulted in the founding of Goldwyn. From 1975 to 1979, Mr. Gottlieb was associated with Mr. Goldwyn in various executive positions in the motion picture production and distribution organization that was the predecessor to Goldwyn. Mr. Gottlieb is a member of the Academy of Motion Picture Arts and Sciences.

    MR. KREVOY has served as the Co-Chairman of the Board of Directors and Co-President of MPCA since 1985. From the inception of MPCA in 1985 until the present, Mr. Krevoy has presided over all aspects of MPCA's film production and corporate management, sharing duties with Mr. Stabler. Mr. Krevoy's recent production credits include BEVERLY HILLS NINJA, DUMB AND DUMBER, IF LUCY FELL, BIO-DOME and THREESOME. Prior to MPCA, Mr. Krevoy served as Executive Vice President of Concorde Pictures and President of Concorde Pictures International, overseeing the completion of more than 200 motion pictures. Mr. Krevoy is a member of the executive branch of the Academy of Motion Picture Arts and Sciences.

    MR. STABLER has served as the Co-Chairman of the Board of Directors and Co-President of MPCA since 1985. From the inception of MPCA in 1985 until the present, Mr. Stabler has presided over all aspects of MPCA's film production and corporate management, sharing duties with Mr. Krevoy, Mr. Stabler's production credits include BEVERLY HILLS NINJA, DUMB AND DUMBER, IF LUCY FELL, BIO-DOME and THREESOME. Prior to 1985, Mr. Stabler spent two years working in both the News and Network Operations Departments of ABC Television. Mr. Stabler is currently a member of the Directors' Guild of America and the Academy of Motion Picture Arts and Sciences.

    MR. WHITE has served as President and Chief Executive Officer of Orion since March 1992. He served as interim president and Chief Executive Officer of Orion from March 1992 until November 1992. Prior to that time, Mr. White was the Chairman of the Board of Directors and the Chief Executive Officer of Orion

Home Entertainment Corporation, a subsidiary of Orion ("OHEC"), from March 1991 until March 1992 and President and Chief Operating Officer of the Orion Home Video Division of OHEC from March 1987 until March 1991. Mr. White is a member of the executive branch of the Academy of Motion Picture Arts and Sciences.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth the beneficial ownership of the Common Stock with respect to (i) each director of the Company, (ii) executive officers of the Company and the Company's subsidiaries and (iii) all of such persons as a group.

                                                                   NUMBER OF SHARES OF
                                                                COMMON STOCK BENEFICIALLY    PERCENTAGE OF
NAME OF BENEFICIAL OWNER                                                OWNED (1)            COMMON STOCK
--------------------------------------------------------------  -------------------------  -----------------
Carl C. Brazell...............................................              138,535(2)                 *
Samuel Goldwyn Jr.............................................            1,695,605                  2.6%
Meyer Gottlieb................................................              116,145(3)                 *
John P. Imlay, Jr.............................................               20,000(4)                 *
Clark A. Johnson..............................................               38,000(4)(5)              *
Bradley R. Krevoy.............................................              937,729                  1.4
John W. Kluge.................................................           15,040,903(4)(6)           22.7
Robert A. Maresca.............................................               30,000(7)                 *
Silvia Kessel.................................................              103,085(8)                 *
Carl E. Sanders...............................................               42,097(4)(5)(9)             *
Richard J. Sherwin............................................              912,605(10)              1.4
Steven Stabler................................................              647,863                  1.0
Stuart Subotnick..............................................           12,666,680(4)(11)          19.2
Arnold L. Wadler..............................................              115,415(8)                 *
Leonard White.................................................              100,000(8)                 *
All Directors and Officers as a group (15 persons)............           20,189,207                 30.5%

------------------------

* Holdings do not exceed one percent of the total outstanding shares of Common Stock.

(1) Unless otherwise indicated by footnote, the named individuals have sole voting and investment power with respect to the shares of Common Stock beneficially owned.

(2) Includes 7,769 options issued under the Metromedia International Telecommunications, Inc. 1994 Stock Plan, exercisable within 60 days of the date hereof and 84,462 options issued under the Metromedia International Group, Inc. 1996 Incentive Stock Plan (the "1996 Stock Plan"), exercisable within 60 days of the date hereof.

(3) Includes 24,179 options issued under The Samuel Goldwyn Company Stock Awards Plan, as amended, which options are exercisable within 60 days of the date hereof.

(4) Includes 20,000 options issued under the 1996 Stock Plan, exercisable within 60 days of the date hereof.

(5) Includes 10,000 shares subject to purchase within 60 days of the date hereof under the Company's 1991 Non-Employee Director Stock Plan.

(6) Represents 12,415,455 shares beneficially owned through Metromedia Company and Met Telcell, Inc. ("Met Telcell"), a corporation owned and controlled by Messrs. Kluge and Subotnick, and 2,605,448 shares of Common Stock owned directly by a trust affiliated with Mr. Kluge.

(7) Includes 30,000 options issued under the 1996 Stock Plan, exercisable within 60 days of the date hereof.

(8) Includes 100,000 options issued under the 1996 Stock Plan, exercisable within 60 days of the date hereof.

(9) Includes 600 shares subject to purchase by Mr. Sanders, pursuant to the conversion of the $25,000 face amount (less than 1%) of the Company's 6 1/2% Convertible Subordinated Debentures due 2002 beneficially owned by Mr. Sanders, which are convertible into shares of Common Stock at a conversion price of $41 5/8 per share, within 60 days of the date hereof.

(10) Includes options to purchase 657,908 shares of Common Stock, exercisable within 60 days of the date hereof at an exercise price equal to $1.08.

(11) Represents 12,415,455 shares beneficially owned through Metromedia Company and Met Telcell and 231,225 shares owned directly by Mr. Subotnick.

                       DESCRIPTION OF THE PREFERRED STOCK

GENERAL

    Under the Company's Restated Certificate of Incorporation, the Company's Board of Directors is authorized, without further stockholder action, to provide for the issuance of up to 70,000,000 shares of preferred stock, par value $1.00 per share, in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing therefor. As of the date of this Prospectus, the Company has no preferred stock issued and outstanding. The Preferred Stock, with respect to dividends and upon liquidation, dissolution or winding up, will not rank junior to any future preferred stock issued by the Company.

    The Preferred Stock will, when issued, be fully paid and nonassessable. The transfer agent, registrar, redemption, conversion and dividend disbursing agent for shares of the Preferred Stock will be ChaseMellon Shareholder Services, L.L.C. (the "Transfer Agent"). The Transfer Agent will send notices to stockholders of any special meetings at which holders of the Preferred Stock have the right to vote. See "-- Voting Rights" below.

    Set forth below is a description of the terms of the Preferred Stock. The following summary of the Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the
Certificate of Designation of the    % Cumulative Convertible Preferred Stock of
the Company (the "Certificate of Designation"), a copy of which is available upon request from the Company. Application is being made to list the Preferred Stock on the AMEX and the PSE.

DIVIDENDS

    Holders of the Preferred Stock will be entitled to receive cumulative annual
dividends of $         per share, payable quarterly out of assets legally
available therefor on March 31, June 30, September 30 and December 31, of each
year, commencing            , 1997 (with respect to the period from the Issue
Date to            , 1997), when, as and if declared by the Board of Directors.
Dividends will accrue from the Issue Date. Dividends may, at the option of the Company, be paid in cash, by delivery of fully paid and nonassessable shares of Common Stock or a combination thereof. Dividends will be payable to holders of record as they appear on the Company's stock register on such record dates, not more than 60 days nor less than 10 days preceding the payment dates thereof, as shall be fixed by the Company's Board of Directors. Dividends payable on the Preferred stock for each full dividend period will be computed by dividing the annual dividend rate by four. Dividends payable on the Preferred Stock for any period less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

    If the Company elects to pay dividends in shares of Common Stock, the number of shares of Common Stock to be distributed will be calculated by dividing such payment by 95% of the average closing price of the Common Stock on the AMEX for the five trading day period (the "Market Value") ending on the dividend payment date.

    No dividends or distributions (other than a dividend or distribution in stock of the Company ranking junior to the Preferred Stock as to dividends and upon liquidation, other than the Common Stock) may be declared, made or paid or set apart for payment upon the Common Stock or upon any other stock of the Company ranking junior to or PARI PASSU with the Preferred Stock as to dividends, nor may any Common Stock or any other stock of the Company ranking junior to or PARI PASSU with the Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for stock of the Company ranking junior to the Preferred Stock as to dividends and upon liquidation) unless full cumulative dividends have been or contemporaneously are paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition. Notwithstanding the foregoing, if full dividends have not been paid on the Preferred Stock and any other preferred stock ranking PARI PASSU with the Preferred Stock as to dividends, dividends may be declared and paid on the Preferred Stock and such other preferred stock so long as the dividends are declared and paid PRO RATA so that the amounts of dividends declared per share on the Preferred Stock and such other preferred stock will in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the shares of the Preferred Stock and such other preferred stock bear to each other; PROVIDED, that if such dividends are paid in cash on the other preferred stock, dividends will also be paid in cash on the Preferred Stock. Holders of shares of the Preferred Stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments which may be in arrears.

    The Company's ability to declare and pay cash dividends and make other distributions with respect to its capital stock, including the Preferred Stock, is limited by provisions contained in various financing agreements which restrict dividend payments to the Company by its subsidiaries. Similarly, the Company's ability to declare and pay dividends may be limited by applicable Delaware law. The Company does not anticipate having net profits from which to pay dividends in the foreseeable future and will rely on the availability of adequate surplus (the excess, if any, of total assets less total liabilities over its capital).

LIQUIDATION PREFERENCE

    In the event of any voluntary or involuntary dissolution, liquidation or winding up of the Company, the holders of the Preferred Stock will be entitled to receive and to be paid out of the Company's assets available for distribution to its stockholders, before any payment or distribution is made to holders of Common Stock or any other class or series of stock of the Company ranking junior to the Preferred Stock upon liquidation, a liquidation preference in the amount of $50 per share of the Preferred Stock, plus accrued and unpaid dividends. If upon any voluntary or involuntary dissolution, liquidation or winding up of the Company, the amounts payable with respect to the liquidation preference of the Preferred Stock and any other shares of stock of the Company ranking as to any such distribution PARI PASSU with the Preferred Stock are not paid in full, the holders of the Preferred Stock and of such other shares will share PRO RATA in proportion to the full distributable amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of the Preferred Stock will have no right or claim to any of the remaining assets of the Company. Neither the sale of all or substantially all of the property or business of the Company (other than in connection with the winding up of its business), nor the merger or consolidation of the Company into or with any other corporation, will be deemed to be dissolution, liquidation or winding up, voluntary or involuntary, of the Company.

OPTIONAL REDEMPTION

    The Preferred Stock is not subject to any sinking fund or other similar
provisions. The Preferred Stock may not be redeemed prior to       , 2000. On or
after       , 2000, the Preferred Stock may be redeemed, in whole or in part, at the option of the Company, in cash, by delivery of fully paid and nonassessable shares of Common Stock or a combination thereof, upon not less than 30 days' notice nor more than 60 days' notice, during the twelve-month periods commencing
on       of the years indicated
below, at the following redemption prices per share, plus in each case all accrued and unpaid dividends to the date redemption date:

                                                                                   REDEMPTION
                                                                                   PRICE PER
YEAR                                                                                 SHARE
--------------------------------------------------------------------------------  ------------
2000............................................................................  $
2001............................................................................
2002............................................................................
2003............................................................................
2004............................................................................
2005............................................................................
2006............................................................................
2007 and thereafter.............................................................

    In the event that fewer than all the outstanding shares of the Preferred Stock are to be redeemed, the shares to be redeemed will be determined PRO RATA.

    If the Company elects to make redemption payments in shares of Common Stock, the number of shares of Common Stock to be distributed will be calculated by dividing such payment by 95% of the Market Value for the period ending on the redemption date.

    From and after the applicable redemption date (unless the Company shall be in default of payment of the redemption price), dividends on the shares of the Preferred Stock to be redeemed on such redemption date shall cease to accrue, said shares shall no longer be deemed to be outstanding, and all rights of the holders thereof as stockholders of the Company (except the right to receive the redemption price) will cease.

    If any dividends on the Preferred Stock are in arrears, no shares of the Preferred Stock will be redeemed unless all outstanding shares of the Preferred Stock are simultaneously redeemed.

VOTING RIGHTS

    Except as required by law, holders of the Preferred Stock will have no voting rights except as set forth below or as otherwise required by law from time to time.

    If the dividends payable on the Preferred Stock are in arrears for six quarterly periods, the holders of the Preferred Stock voting separately as a class with the shares of any other preferred stock or preference securities having similar voting rights will be entitled at the next regular or special meeting of stockholders of the Company to elect two directors of the Company (such voting rights will continue until such time as the dividend arrearage on the Preferred Stock has been paid in full). The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding Preferred Stock will be required for the issuance of any class or series of stock (or security convertible into stock) of the Company ranking senior to the Preferred Stock as to dividends, liquidation rights or voting rights and for amendments to the Company's Restated Certificate of Incorporation that would affect adversely the rights of holders of the Preferred Stock, including (i) any increase in the authorized number of shares of preferred stock and (ii) the issuance of any shares of Preferred Stock in excess of the number of shares of such stock authorized in the Certificate of Designation thereof as of the date of the original issuance of the Preferred Stock. In all such cases each share of Preferred Stock shall be entitled to one vote.

CONVERSION RIGHTS

    The Preferred Stock will be convertible at any time at the option of the holder thereof into such number of whole shares of Common Stock as is equal to the aggregate liquidation preference, plus accrued and unpaid dividends to the date the shares of Preferred Stock are surrendered for conversion, divided by
a conversion price of $       , subject to adjustment as described below (such
price or adjusted price being referred to as the "Conversion Price"). A share of Preferred Stock called for redemption will be convertible into shares of Common Stock up to and including but not after, unless the Company defaults in the payment of the amount payable upon redemption, the close of business on the date fixed for redemption.

    No fractional shares of Common Stock or securities representing fractional shares of Common Stock will be issued upon conversion. Any fractional interest in a share of Common Stock resulting from conversion will be paid in cash based on the last reported sale price of the Common Stock on the AMEX at the close of business on the trading day next preceding the date of conversion.

    The Conversion Price is subject to adjustment (in accordance with formulas set forth in the Certificate of Designation) in certain events, including (i) any redemption payment or payment of a dividend (or other distribution) payable in shares of Common Stock on any class of capital stock of the Company (other than the issuance of shares of Common Stock in connection with the payment in redemption for, of dividends on or the conversion of Preferred Stock); (ii) any issuance to all holders of shares of Common Stock of rights, options or warrants entitling them to subscribe for or purchase shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock at less than the Market Value for the period ending on the date of conversion; PROVIDED, HOWEVER, that no adjustment shall be made with respect to such a distribution if the holder of shares of Preferred Stock would be entitled to receive such rights, option or warrants upon conversion at any time of shares of Preferred Stock into Common Stock and PROVIDED FURTHER, that if such options or warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur; (iii) any subdivision, combination or reclassification of the Common Stock; (iv) any distribution to all holders of shares of Common Stock of evidences of indebtedness, shares of capital stock other than Common Stock, cash or other assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above and dividends or distributions made pursuant to any shareholder rights plan, "poison pill" or similar arrangement and excluding regular dividends and distributions paid exclusively in cash and dividends payable upon the Preferred Stock); (v) any distribution consisting exclusively of cash (excluding any cash portion of distributions referred to in (iv) above, or cash distributed upon a merger or consolidation to which the second succeeding paragraph applies) to all holders of shares of Common Stock in an aggregate amount that, combined together with (a) all other such all-cash distributions made within the then-preceding 12-months in respect of which no adjustment has been made and (b) any cash and the fair market value of other consideration paid or payable in respect of any tender offer by the Company or any of its subsidiaries for shares of Common Stock concluded within the then-preceding 12-months in respect of which no adjustment has been made, exceeds 15% of the Company's market capitalization (defined as the product of the then-current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date of such distribution; and (vi) the completion of a tender or exchange offer made by the Company or any of its subsidiaries for shares of Common Stock that involves an aggregate consideration that, together with (a) any cash and other consideration payable in a tender or exchange offer by the Company or any of its subsidiaries for shares of Common Stock expiring within the then-preceding 12-months in respect of which no adjustment has been made and (b) the aggregate amount of any such all-cash distributions referred to in (v) above to all holders of shares of Common Stock within the then-preceding 12-months in respect of which no adjustments have been made, exceeds 15% of the Company's market capitalization on the expiration of such tender offer. No adjustment of the Conversion Price will be required to be made until the cumulative adjustments amount to 1.0% or more of the Conversion Price as last adjusted. The Company reserves the right to make such reductions in the Conversion Price in addition to those required in the foregoing provisions as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event the Company elects to make such a reduction in the conversion price, the Company will comply with the requirements of Rule 14e-l under the

Exchange Act, and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Conversion Price.

    In the event that the Company distributes rights or warrants (other than those referred to in (ii) in the preceding paragraph) PRO RATA to holders of shares of Common Stock, so long as any such rights or warrants have not expired or been redeemed by the Company, the holder of any Preferred Stock surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of Common Stock issuable upon such conversion (the "Conversion Shares"), a number of rights or warrants to be determined as follows: (i) if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants (the "Distribution Date"), the same number of rights or warrants to which a holder of a number of shares of Common Stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions of and applicable to the rights or warrants and (ii) if such conversion occurs after such Distribution Date, the same number of rights or warrants to which a holder of the number of shares of Common Stock into which such Preferred Stock was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date in accordance with the terms and provisions of and applicable to the rights or warrants. The Conversion Price will not be subject to adjustment on account of any declaration, distribution or exercise of such rights or warrants.

    In case of any reclassification, consolidation or merger of the Company with or into another person or any merger of another person with or into the Company (with certain exceptions), or in case of any sale, transfer or conveyance of all or substantially all of the assets of the Company (computed on a consolidated basis), each share of Preferred Stock then outstanding will, without the consent of any holder of Preferred Stock, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, sale, transfer or conveyance by a holder of the number of shares of Common Stock into which such Preferred Stock was convertible immediately prior thereto, after giving effect to any adjustment event, who failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares.

    In the case of any distribution by the Company to its stockholders of substantially all of its assets, each holder of Preferred Stock will participate PRO RATA in such distribution based on the number of shares of Common Stock into which such holders' shares of Preferred Stock would have been convertible immediately prior to such distribution.

CHANGE OF CONTROL

    Notwithstanding the foregoing, upon a Change of Control (as defined below), holders of Preferred Stock will have a one time option, upon not less than 30 days' notice nor more than 60 days' notice, to convert all of their outstanding shares of Preferred Stock into shares of Common Stock at an adjusted Conversion Price equal to the greater of (i) the Market Value for the period ending on the Change of Control Date and (ii) 66.67% of the Market Value for the period ending on the date of this Prospectus. In lieu of issuing the shares of Common Stock issuable upon conversion in the event of a Change of Control, the Company may, at its option, make a cash payment equal to the value of such Common Stock otherwise issuable.

    The Company's Certificate of Designation defines "Change of Control" as any of the following events: (i) any merger or consolidation of the Company with or into any person or any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of the assets of the Company, on a consolidated basis, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction, any "person" or "group" (other than Metromedia Company and its affiliates) is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the total voting power, in the aggregate, normally entitled to vote in the election of directors, managers, or trustees, as applicable, of the transferee or surviving entity; (ii) when any "person" or "group" (other than Metromedia Company and its affiliates) is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the total voting power, in the aggregate, normally entitled to vote in the election of directors of the Company; or (iii) when, during any period of 12 consecutive months after the original date of issuance of the Preferred Stock, individuals who at the beginning of any such 12-month period constituted the Board of Directors of the Company (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office.

    For purposes of the definition of "Change of Control," (i) the terms "person" and "group" shall have the meaning used for purposes of Rules 13d-3 and 13d-5 of the Exchange Act, as in effect on the original date of issuance of the Preferred Stock, whether or not applicable and (ii) the term "beneficial owner" shall have the meaning used in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the original date of issuance of the Preferred Stock, whether or not applicable, except that a "person" shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time or upon the occurrence of certain events.

    The phrase "all or substantially all" of the assets of the Company is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of "all or substantially all" of the assets of the Company.

    The holders of shares of Preferred Stock at the close of business on a dividend payment record date will be entitled to receive the dividend payment on those shares (except that holders of shares called for redemption on a redemption date between the record date and the dividend payment date will be entitled to receive such dividend on such redemption date as indicated above) on the corresponding dividend payment date notwithstanding the subsequent conversion thereof or the Company's default in payment of the dividend due on that dividend payment date. However, shares of Preferred Stock surrendered for conversion during the period between the close of business on any dividend payment record date and the close of business on the day immediately preceding the applicable dividend payment date (except for shares called for redemption on a redemption date during that period) must be accompanied by payment of an amount equal to the dividend payable on the shares on that dividend payment date. A holder of shares of Preferred Stock on a dividend payment record date who (or whose transferee) tenders any shares for conversion on a dividend payment date will receive the dividend payable by the Company on the Preferred Stock on that date, and the converting holder need not include payment in the amount of such dividend upon surrender of shares of Preferred Stock for conversion. Except as provided above, the Company shall make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of Common Stock issued upon conversion.

BOOK ENTRY; THE DEPOSITORY TRUST COMPANY

    The Depository Trust Company ("DTC") will act as securities depository for the shares of Preferred Stock offered hereby. The shares of Preferred Stock will be issued only as fully-registered securities registered in the name of Cede & Co. (as nominee for DTC). One or more fully-registered global certificates will be issued, representing in the aggregate the total number of shares of Preferred Stock, and will be deposited with DTC (collectively, the "Global Certificate").

    The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the shares of Preferred Stock represented by a Global Certificate.

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve

System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the NYSE, the AMEX and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants").

    Purchases of shares of Preferred Stock within the DTC system must be made by or through Direct Participants, which will receive a credit for the Preferred Stock on DTC's records. The ownership interest of each actual purchaser of a share of Preferred Stock ("Beneficial Owner") is in turn to be recorded on the Direct or Indirect Participant's records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased the Preferred Stock. Transfers of ownership interests in the Preferred Stock are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Preferred Stock, except upon a resignation of DTC or upon a decision by the Company to discontinue the book-entry system for the Preferred Stock.

    To facilitate subsequent transfers, all the Preferred Stock deposited by Participants with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of shares of Preferred Stock with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Preferred Stock; DTC's records reflect only the identity of the Direct Participants to whose accounts such shares of Preferred Stock are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Redemption notices with respect to the shares of Preferred Stock shall be sent to Cede & Co. If less than all of the shares of Preferred Stock are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such securities to be redeemed.

    Although voting with respect to the Preferred Stock is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the Preferred Stock. Under its usual procedures, DTC would mail an "Omnibus Proxy" (i.e., a proxy conferring on Direct Participants the right to vote as their interests appear) to the Direct Participants as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Preferred Stock are credited on the record date (identified in a listing attached to the Omnibus Proxy). The Company believes that the arrangements among DTC, Direct and Indirect Participants and Beneficial Owners will enable the Beneficial Owners to exercise rights equivalent in substance to the rights that can be directly exercised by a Direct Participant.

    Cash distribution payments and distribution payments in shares of Common Stock on the shares of Preferred Stock will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

    Except as provided herein, a Beneficial Owner in a Global Certificate will not be entitled to receive physical delivery of shares of Preferred Stock. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Preferred Stock, including elections as to form of payment.

    DTC may discontinue providing its services as securities depositary with respect to the Preferred Stock at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, certificates representing the shares of Preferred Stock will be printed and delivered. If the Company decides to discontinue use of the system of book-entry transfers through DTC (or a successor depositary), certificates representing the shares of Preferred Stock will be printed and delivered.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

                        DESCRIPTION OF THE COMMON STOCK

    The following summary description of the common stock of the Company does not purport to be complete and is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation and to the description of the Company's capital stock contained in its Registration Statement on Form 8-A, filed with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") on November 1, 1995, which is incorporated herein by reference.

    GENERAL. The total number of shares of authorized stock is 470,000,000 shares, consisting of 70,000,000 shares of preferred stock, par value $1.00 per share (the "Blank Check Preferred Stock"), and 400,000,000 shares of Common Stock. Prior to this offering, there are no shares of Blank Check Preferred Stock issued and outstanding and, as of December 31, 1996, there are 66,153,439 shares of Common Stock issued and outstanding.

    DIVIDENDS. Holders of shares of Common Stock are entitled to receive such dividends, if any, that may be declared from time to time by the Company's Board of Directors in its discretion from funds legally available therefor, subject to the dividend priority of the holders of Preferred Stock and other series of preferred stock, if any. The holders of shares of Common Stock are also entitled to share in any distribution to stockholders upon liquidation, dissolution or winding up of the Company, subject to the prior liquidation rights of the holders of Preferred Stock and other series of preferred stock, if any.

    VOTING RIGHTS. Each holder of Common Stock is entitled to one vote for each share held of record for all matters to be voted upon by the stockholders. Directors of the Company are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

    BOARD OF DIRECTORS. The Board of Directors of the Company is divided into three classes. Members of each class hold office until their successors are elected and qualified. At each annual meeting of the stockholders of the Company, the successors of the class of directors whose term expired at that meeting are to be elected by a plurality vote of all votes cast at such meeting and such directors hold office for a three-year term. Class I Directors are John
W. Kluge, Stuart Subotnick, and John P. Imlay, Jr; Class II Directors are Richard J. Sherwin, and Leonard White; and Class III Directors are Clark A. Johnson, Silvia Kessel, Carl E. Sanders and Arnold L. Wadler.

    NO PREEMPTIVE RIGHTS. All outstanding shares of Common Stock are fully paid and nonassessable. The holders of Common Stock do not have preemptive rights.

CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

    GENERAL. The rights of stockholders of the Company are governed by Delaware law and by the Company's Restated Certificate of Incorporation (the "Certificate") and By-laws. The following does not purport to constitute a detailed discussion of the provisions of Delaware law, or of the Certificate or By-laws. Stockholders are referred to such law and the Certificate and By-laws for a definitive treatment of the subject matter.

    CLASSIFICATION OF THE BOARD OF DIRECTORS. Delaware law permits (but does not require) classification of a corporation's board of directors into one, two or three classes. The Certificate provides for a Board of Directors divided into three classes. One class of directors was elected for a term that expired at the annual meeting of stockholders held in 1997, a second class was elected for a term expiring at the annual meeting of stockholders to be held in 1998, and the third class was elected for a term expiring at the annual meeting of stockholders to be held in 1999. Members of each class hold their respective offices until their successors are elected and qualified. At each succeeding annual meeting of stockholders, the successors of the class of directors whose term expires at that meeting are elected by a plurality vote of all votes cast at such meeting and will hold office for a three year term.

    AMENDMENTS TO BY-LAWS. Under Delaware law, the power to adopt, amend or repeal By-laws rests with the stockholders entitled to vote. A Delaware corporation may, however, in its certificate of incorporation, confer the power to adopt, amend or repeal By-laws upon its directors. The Certificate and By-laws provide that the By-laws may be amended by the affirmative vote of either a majority of the Company's Board of Directors then in office or by the holders of a majority of the outstanding capital stock of the Company entitled to vote thereon.

    REMOVAL OF DIRECTORS. Under Delaware law, although stockholders may generally remove directors with or without cause by a majority vote, stockholders may remove members of classified boards only for cause unless the certificate of incorporation provides otherwise. The Certificate provides that the Company's stockholders may only remove members of its Board of Directors for cause.

    POWER TO CALL SPECIAL MEETINGS OF STOCKHOLDERS. Under Delaware law, special meetings of a corporation's stockholders may be called by the corporation's Board of Directors or by such person or persons as may be authorized by its certificate of incorporation or By-laws. The Certificate provides that special meetings of stockholders may only be called by the Chairman or Vice Chairman of the Company's Board of Directors.

    ACTION BY WRITTEN CONSENT. Delaware law provides that, unless otherwise provided in the certificate of incorporation, stockholders may act by written consent in lieu of a meeting if consents are signed representing not less than the minimum number of votes that would be necessary to take such action at a meeting where all shares entitled to vote were present and voted. The Certificate prohibits stockholder action by written consent. Accordingly, all action by the Company's Stockholders must be taken at a duly called annual or special meeting.

    STOCKHOLDER NOMINATIONS AND PROPOSALS. The By-laws establish procedures that must be followed for stockholders to nominate individuals to the Company's Board of Directors or to propose business at the Company's annual meeting of stockholders. In order to nominate an individual to the Board of Directors, a Company stockholder must provide timely notice of such nomination in writing to the Secretary of the Company and a written statement by the candidate of his or her willingness to serve. Such notice must include the information required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Exchange Act, along with the name, record address, class and number of shares of Common Stock beneficially owned by the stockholder giving such notice.

    In order properly to propose that certain business come before the annual meeting of stockholders, a stockholder of the Company must provide timely notice in writing to the Secretary of the Company, which notice must include a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting. In addition, the notice must contain the name, record address, class and number of shares of the Company's capital stock beneficially owned by the stockholder giving such notice, any material interest of the stockholder in such business and all other information that would be required to be filed with the Commission if such person were a participant in a solicitation subject to Section 14 of the Exchange Act.

    To be timely, notice must be received by the Company not less than 60 days nor more than 90 days prior to the first anniversary of the date of the Company's annual meeting for the preceding year; PROVIDED, HOWEVER, that in the event the date of annual meeting of stockholders is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, such notice must be received within ten days following public disclosure by the Company of the date of the annual or special meeting at which directors are to be elected or the proposed business is to be conducted. For purposes of this notice requirement, disclosure shall be deemed to be first made when disclosure of such date of the annual or special meeting of stockholders is first made in a press release reported by the Dow Jones News Service, Associated Press or other comparable national news services, or in a document which has been publicly filed by the Company with the Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

    STOCKHOLDER RIGHTS PLAN. The Board of Directors of the Company has previously disclosed its intention to adopt a stockholder rights plan. Although the exact terms of the rights plan are not known, it is anticipated that such rights plan will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board. Such rights plan may have an anti-takeover effect.

                     DESCRIPTION OF PRINCIPAL INDEBTEDNESS

    The following table summarizes the indebtedness of the Company and its consolidated subsidiaries as of December 31, 1996:

                                                                              AS OF DECEMBER
                                                                                 31, 1996
                                                                             -----------------
                                                                              (IN THOUSANDS)
Entertainment Group Credit Facility........................................     $   247,500
6 1/2% Convertible Debentures due August 1, 2002...........................          59,739
9 1/2% Subordinated Debentures due August 1, 1998..........................          59,398
9 7/8% Senior Debentures due March 15, 1997................................          15,038
10% Subordinated Debentures due October 1, 1999............................           5,467
Snapper Revolver...........................................................          46,419
Other long-term debt, including capital leases.............................          25,498
                                                                                   --------
  Total debt...............................................................     $   459,059
                                                                                   --------
                                                                                   --------

    ENTERTAINMENT GROUP CREDIT FACILITY

    The Entertainment Group has entered into a Credit Facility (the "Entertainment Group Credit Facility") with Chase Bank, as Agent ("Chase") for a syndicate of lenders which provides for $300.0 million of financing to the Entertainment Group, consisting of a secured term loan of $200.0 million (the "Term Loan") and a revolving credit facility of $100.0 million, including a $10.0 million letter of credit subfacility (the "Revolving Credit Facility"). On July 2, 1996 the entire amount of the Term Loan and a portion of the Revolving Credit Facility were used to refinance existing indebtedness of Orion, Goldwyn and MPCA. The remaining amount of the Revolving Credit Facility has been used to finance the Entertainment Group's production, acquisition and distribution of motion pictures, for its domestic theatrical exhibition business and for general working capital purposes. At December 31, 1996, $185.0 million of the Term Loan was outstanding and $62.5 million of the Revolving Credit Facility was outstanding.

    Borrowings under the Entertainment Group Credit Facility which do not exceed the "borrowing base" described below bear interest at the Entertainment Group's option at a rate of LIBOR plus 2 1/2% or Chase's alternative base rate plus
1 1/2%, and borrowings in excess of the borrowing base, which have the benefit of the guarantee referred to below, bear interest at the Entertainment Group's option at a rate of LIBOR plus 1% or Chase's alternative base rate. The Term Loan has a final maturity date of June 30, 2001 and amortizes in 20 equal quarterly installments of $7.5 million which commenced on September 30, 1996, with the remaining principal amount due at the final maturity date. The amount of the Term Loan is based upon a "borrowing base" for the Entertainment Group calculated using a percentage of its eligible outstanding accounts receivable (including cash flow from the Entertainment Group's domestic theatrical exhibition business) and a credit for the Entertainment Group's film and television library. In addition to the amortization schedule described above, the Entertainment Group Credit Facility provides that in the event that the amount outstanding under the Term Loan exceeds the borrowing base, the Entertainment Group must pay down the excess outstandings. The Term Loan and the Revolving Credit Facility are secured by a first priority lien on all of the stock of Orion and its subsidiaries and on substantially all of the Entertainment Group's assets, including its accounts receivable and film and television library. Amounts outstanding under the Revolving Credit Facility in excess of the borrowing base are guaranteed jointly and severally by Metromedia Company and by John W. Kluge. To the extent the borrowing base exceeds the amount outstanding under the Term Loan, such excess will be used to support the Revolving Credit Facility so as to reduce the exposure of the guarantors under such facility.

    The Entertainment Group Credit Facility contains customary covenants including maintenance of corporate existence, compliance with ERISA, maintenance of properties, delivery of certain monthly, quarterly and annual financial information, delivery of budgets and other information regarding new motion picture productions and made-for-television movies, limitations on the issuance of additional indebtedness and guarantees, limitations on the creation of new liens, limitations on the development costs and budgets for such films, limitations on the aggregate amount of unrecouped print and advertising costs the Entertainment Group may incur, limitations on the amount of the Entertainment Group's leases, capital and overhead expenses (including specific limitations on the Entertainment Group's theatrical exhibition subsidiary's capital expenditures), prohibitions on the declaration of dividends or distributions by the Entertainment Group (other than up to $15 million of subordinated loans made by the Company to the Entertainment Group which may be repaid to the Company), limitations on the merger or consolidation of the Entertainment Group or the sale by the Entertainment Group of any substantial portion of its assets or stock and restrictions on the Entertainment Group's line of business, other than activities relating to the production, distribution and exhibition of entertainment product. The Entertainment Group Credit Facility also contains financial covenants, including requiring maintenance by the Entertainment Group of the ratio of the Entertainment Group's Free Cash Flow (as defined in the Entertainment Group Credit Facility) to the Entertainment Group's cumulative investment in film product above certain specified levels at the end of each fiscal quarter, and requiring that the Entertainment Group's cumulative investment in film product not exceed Free Cash Flow by more than certain specified levels. In addition, the Entertainment Group Credit Facility contains a minimum ratio of (a)(i) Theater Group EBITDA (as defined in the Entertainment Group Credit Facility) plus (ii) Theater Group Occupancy Charges (as defined in the Entertainment Group Credit Facility) to (b) Theater Group Occupancy Charges for each rolling four quarter period.

    The Revolving Credit Facility contains the following events of default: nonpayment of principal or interest on the facility, the occurrence of a "change of control" (as defined below) and an assertion by the guarantors of such facility that the guarantee of such facility is unenforceable. For purposes of the Revolving Credit Facility, "change of control" is defined to mean (i) a change in ownership of Orion which results in it not being wholly owned by the Company or (ii)(a) if Metromedia Company, its affiliates and executive officers of the Company and the Entertainment Group do not control at least 20% of the outstanding Common Stock or if Metromedia Company and its affiliates do not control at least 15% of the outstanding Common Stock or (b) if a third party controls more Common Stock than Metromedia Company and its affiliates or is entitled to designate a majority of the members of the Company's Board of Directors. The Term Loan portion of the Entertainment Group Credit Facility also contains a number of customary events of default including non-payment of principal and interest and the occurrence of a "change of management" (as defined below), violation of covenants, falsity of representations and warranties in any material respect, certain cross-default and cross-acceleration provisions, and bankruptcy or insolvency of Orion or its material subsidiaries. For purposes of the Term Loan, a "change of management" is defined to mean a termination of employment of Existing Management (as defined in the Entertainment Group Credit Facility) and the objection to such person's replacement by the required lenders within a designated period.

    The Entertainment Group Credit Facility provides for a number of customary conditions precedent to the making of loans to the Entertainment Group, including the receipt of certain legal opinions and certificates, absence of any material adverse change in the Entertainment Group's business and satisfaction by Chase that certain existing liens have been removed.

    COMPANY'S 6 1/2% CONVERTIBLE SUBORDINATED DEBENTURES

    The 6 1/2% Convertible Subordinated Debentures are due on August 1, 2002. Such debentures are convertible into the Company's Common Stock at a conversion price of $41 5/8 per share at the holder's option and do not require annual principal payments. At the Company's option, the 6 1/2% Convertible Debentures may be redeemed at any time at a price equal to 100% of the principal amount plus accrued interest to such date.

    9 7/8% SENIOR SUBORDINATED DEBENTURES

    The 9 7/8% Senior Subordinated Debentures were paid in full during March
1997.

    9 1/2% SUBORDINATED DEBENTURES

    The 9 1/2% Subordinated Debentures are due on August 1, 1998. These debentures do not require annual principal payments.

    10% SUBORDINATED DEBENTURES

    The 10% Subordinated Debentures are due on October 1, 1999 and are redeemable at the option of the Company, in whole or in part, at 100% of the principal amount plus accrued interest. Sinking fund payments of 10% of the outstanding principal amount commenced in 1989, however, the Company receives credit for debentures redeemed or otherwise acquired in excess of sinking fund payments.

    SNAPPER REVOLVER

    On November 26, 1996, Snapper entered into the Snapper Revolver with AmSouth Bank of Alabama ("AmSouth") for a period ending on January 1, 1999 (the "Snapper Revolver Termination Date"). The Snapper Revolver is guaranteed by the Company. At December 31, 1996, $46.4 million was outstanding under the Snapper Revolver.

    Interest under the Snapper Revolver is payable at Snapper's option at a rate equal to either (i) prime plus .5% (from November 26, 1996 through May 25, 1997) or prime plus 1.5% (from May 26, 1997 to the Snapper Revolver Termination Date) or (ii) LIBOR (as defined in the Snapper Credit Agreement) plus 2.5% (from November 26, 1996 through May 25, 1997) or LIBOR plus 3.5% (from May 26, 1997 to the Snapper Revolver Termination Date).

    The Snapper Revolver contains customary covenants, including delivery of certain monthly, quarterly and annual financial information, delivery of budgets and other information related to Snapper, limitations on Snapper's ability to
(i) sell, transfer, lease (including sale-leaseback) or otherwise dispose of all or any material portion of its assets or merge with any person; (ii) acquire an equity interest in another business; (iii) enter into any contracts, leases, sales or other transactions with any division or an affiliate of Snapper, without the prior written consent of AmSouth; (iv) declare or pay any dividends or make any distributions upon any of its stock or directly or indirectly apply any of its assets to the redemption, retirement, purchase or other acquisition of its stock; (v) make any payments to the Company on a subordinated promissory note issued by Snapper to the Company at any time (a) an Event of Default (as defined in the Snapper Revolver) exists or would result because of such payment,
(b) there would be less than $10 million available to Snapper under the terms of the Snapper Revolver immediately after giving effect to such payment, (c) a single payment would exceed $3 million, (d) prior to January 1, 1998, and (e) such payment would occur more frequently than quarterly after January 1, 1998;
(vi) make loans, issue additional indebtedness or make any guarantees. In addition, Snapper is required to maintain at all times as of the last day of each month a specified net worth. The Snapper Revolver is secured by a first priority security interest in all of Snapper's assets and properties and is also entitled to the benefit of a replenishable $1 million cash collateral account, which was initially funded by Snapper. Under the Snapper Revolver,

AmSouth may draw upon amounts in this cash collateral account to satisfy any payment defaults by Snapper and Messrs. Kluge and Subotnick are obligated to replenish such account any time amounts are so withdrawn, up to the entire amount of the Snapper Revolver.

    Under the Snapper Revolver, the following events, among others, each constitute an "Event of Default": (i) breach of any representation or warranty, certification or certain covenants made by Snapper or any due observance or performance to be observed or performed by Snapper; (ii) failure to pay within 5 days after payment is due; and (iii) a "Change of Control" shall occur. For purposes of the Snapper Revolver, a "Change of Control" means (i) a change of ownership of Snapper that results in the Company not owning at least 80% of all the outstanding stock of Snapper, (ii) a change of ownership of the Company that results in (a) Messrs. Kluge and Subotnick not having beneficial ownership or common voting power of at least 15% of the common voting power of at least 15% of the common voting power of the Company, (b) any person having more common voting power than Messrs. Kluge and Subotnick, or (c) any person other than Messrs. Kluge and Subotnick for any reason obtaining the right to appoint a majority of the board of directors of the Company.

    At December 31, 1996 Snapper was not in compliance with certain of the covenants set forth in the Snapper Revolver. The Company and AmSouth have amended the Snapper Revolver to provide for (i) an annual administrative fee to be paid on December 31, 1997, (ii) an increase in Snapper's borrowing rates as of December 31, 1997 (from prime rate to prime rate plus 1.50% and from LIBOR plus 2.50% to LIBOR plus 4.00%), and (iii) an increase in Snapper's commitment fee as of December 31, 1997 from .50% per annum to .75% per annum. As part of the amendment to the Snapper Revolver, AmSouth waived (i) the covenant defaults as of December 31, 1996, (ii) the $250,000 semi-annual administrative fee requirement which was set to commence on May 26, 1997 and (iii) the mandatory borrowing rate and commitment fee increase that was to occur on May 26, 1997. Furthermore, the amendment replaces certain existing financial covenants with covenants on minimum quarterly cash flow and equity requirements, as defined in the amendment. In addition, the Company and AmSouth have agreed to the major terms and conditions of an additional $10 million credit facility. The closing of the credit facility shall remain subject to the delivery of satisfactory loan documentation.

    The $10 million working capital facility will (i) have a PARI PASSU collateral interest in all of Snapper's assets and the cash collateral account referred to above with the Snapper Revolver, (ii) accrue interest on borrowings at AmSouth's prime rate, floating (same borrowing rate as the Snapper Revolver),
(iii) become due and payable on October 1, 1997. As additional consideration for AmSouth making this new facility available, Snapper shall provide AmSouth with either (i) the joint and several guarantees of Messrs. Kluge and Subotnick on the new facility only or (ii) an additional $10 million interest-bearing deposit made by the Company at AmSouth (this deposit will not be specifically pledged to secure the Snapper Revolver or to secure the Company's obligations thereunder, but AmSouth shall have the right of offset against such deposit as granted by law and set forth in the Snapper Revolver).

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following discussion of certain of the Federal income tax consequences of the purchase, ownership, and disposition of the Preferred Stock and any Common Stock received as dividends thereon is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the final, temporary and proposed Treasury Regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of Federal income taxation that may be relevant to an investor's decision to purchase shares of Preferred Stock, nor any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, insurance companies, tax-exempt organizations, foreign persons, persons that hold the Preferred Stock or Common Stock as part of a straddle or conversion transaction, or holders subject to the alternative minimum tax, which may be subject to special rules. In addition, this discussion is limited to persons who hold the Preferred Stock or Common Stock as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code. ALL PROSPECTIVE PURCHASERS OF PREFERRED STOCK ARE ADVISED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF PREFERRED STOCK AND COMMON STOCK RECEIVED AS DIVIDENDS THEREON.

CONSEQUENCES TO HOLDERS OF PREFERRED STOCK

  DISTRIBUTIONS

    The amount of any distribution with respect to the Preferred Stock will be equal to the amount of cash or the fair market value of the shares of Common Stock distributed. A share of Common Stock distributed by the Company will be equal to the fair market value of Common Stock on the date of distribution. A stockholder's holding period for such shares of Common Stock will commence on the day following the date of distribution and will not include such stockholder's holding period for the shares of Preferred Stock with respect to which the shares of Common Stock were distributed. The amount of any distribution with respect to Preferred Stock, whether paid in cash or in shares of Common Stock, and the amount of any distribution with respect to Common Stock will be treated as a dividend, taxable as ordinary income to the recipient thereof, to the extent of the Company's current or accumulated earnings and profits ("earnings and profits") as determined under Federal income tax principles. To the extent that the amount of such distribution exceeds the current and accumulated earnings and profits of the Company, the excess will be applied against and will reduce the holder's tax basis in the Preferred Stock or Common Stock, as the case may be. Any amount by which such distribution exceeds the amount treated as a dividend and the amount applied against basis will be treated as short-term or long-term capital gain, as the case may be, depending upon the holder's holding period for the Preferred Stock or Common Stock.

  DIVIDENDS TO CORPORATE SHAREHOLDERS

    In general, a distribution that is treated as a dividend for Federal income tax purposes and that is made to a corporate shareholder with respect to the Preferred Stock or Common Stock will qualify for the 70% dividends-received deduction under Section 243 of the Code. Holders should note, however, that there can be no assurance that distributions with respect to the Preferred Stock or the Common Stock will not exceed the amount of current or accumulated earnings and profits of the Company in the future. Accordingly, there can be no assurance that the dividends-received deduction will apply to distributions on the Preferred Stock or Common Stock.

    In addition, there are many exceptions and restrictions relating to the availability of such dividends-received deduction such as restrictions relating to (i) the holding period of stock the dividends on which are sought to be deducted (ii) debt-financed portfolio stock, (iii) dividends treated as "extraordinary dividends" for purposes of Section 1059 of the Code, and (iv) taxpayers that pay alternative minimum tax. Corporate shareholders should consult their own tax advisors regarding the extent, if any, to which such exceptions and restrictions may apply to their particular factual situation.

    On February 6, 1997, as part of President Clinton's Fiscal 1998 Budget Proposal, the United States Treasury Department proposed legislation that would, among other things, reduce a corporation's dividend-received deduction from 70% to 50% on any dividends received from a less than 20%-owned (by vote and value) U.S. corporation. Such legislation, if enacted, would be effective for dividends paid or accrued more than 30 days after the date of enactment.

  SALE OR REDEMPTION

    Upon a sale or other disposition (other than a redemption or exchange of Preferred Stock for Common Stock for Preferred Stock) of Preferred Stock or Common Stock, a holder will generally recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received by the holder in such sale or other disposition and such holder's adjusted tax basis in such shares. Such gain or loss will be short-term or long-term gain or loss, as the case may be, depending on the holder's holding period for such Preferred Stock or Common Stock.

    Any gain or loss recognized by a holder upon redemption of the Preferred Stock or Common Stock will be treated as gain or loss from the sale or exchange of Preferred Stock or Common Stock, if, taking into account stock that is actually or constructively owned as determined under Section 318 of the Code,
(i) such holder's interest in the Company's Common and Preferred Stock is completely terminated as a result of the redemption; (ii) such holder's percentage ownership in the Company's voting stock immediately after the redemption is less than 80% of such percentage ownership immediately before such redemption; or (iii) the redemption is "not essentially equivalent to a dividend" (within the meaning of Section 302 of the Code).

    If a redemption of the Preferred Stock or Common Stock is treated as a distribution that is taxable as a dividend, the holder will be taxed on the payment received in the same manner as described above under "--Distributions," and the holder's adjusted tax basis in the redeemed Preferred Stock or Common Stock will be transferred to any remaining shares held by such holder in the Company. If the holder does not retain any stock ownership in the Company following the redemption, then such holder may lose such basis completely.

  CONVERSION OR EXCHANGE OF PREFERRED STOCK

    A holder of Preferred Stock will generally not recognize gain or loss by reason of receiving Common Stock in exchange for Preferred Stock upon the redemption or conversion of the Preferred Stock, except that gain or loss will be recognized with respect to any cash received in lieu of fractional shares and the fair market value of any shares of Common Stock attributable to dividend arrearages will be treated as a constructive distribution as described above under "--Distributions." The adjusted tax basis of the Common Stock (including fractional share interests) so acquired will be equal to the tax basis of the shares of Preferred Stock exchanged therefor and the holding period of the Common Stock received upon conversion will include the holding period of the shares of Preferred Stock exchanged. The tax basis of any Common Stock treated as a constructive distribution taxable as a dividend will be equal to its fair market value on the date of the exchange.

  ADJUSTMENT OF CONVERSION PRICE

    If at any time the Company makes a distribution of property to holders of Preferred Stock that would be taxable to such stockholders as a dividend for U.S. Federal income tax purposes and, in accordance with the antidilution provisions, the Conversion Price of the Preferred Stock is decreased, the amount of such decrease may be deemed to be the payment of a taxable dividend to holders of Preferred Stock. For example, a decrease in the Conversion Price in the event of distributions of indebtedness or assets of the Company will generally result in deemed dividend treatment to holders of the Preferred Stock, but generally, a decrease in the event of stock dividends or the distribution of rights to subscribe for the Common Stock will not.

  BACKUP WITHHOLDING

    Under the backup withholding provisions of the Code and applicable Treasury Regulations, a holder of Preferred Stock or Common Stock may be subject to backup withholding at the rate of 31% with respect to dividends paid on, or the proceeds of a sale, exchange or redemption of, Preferred Stock or Common

Stock unless such holder (a) is a corporation or comes within certain other exempt categories and when required demonstrates this fact or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder's Federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

CONSEQUENCES TO THE COMPANY

  LIMITATION ON USE OF NET OPERATING LOSSES

    Under Section 382 of the Code, if the percentage of stock (by value) of a corporation (the "Loss Corporation") that is owned by one or more "five-percent shareholders" has increased by more than 50 percentage points over the lowest percentage of stock owned by the same shareholders during a three year testing period (an "Ownership Change"), the use of pre-Ownership Change net operating losses of the Loss Corporation following such Ownership Change will be limited based on the value of the Loss Corporation on the date the Ownership Change occurs (a "Section 382 Limitation"). As of the end of its most recent taxable year, the Company and various corporations comprising the Entertainment Group and the Communications Group have net operating losses that are currently subject to Section 382 Limitations. Although the Company believes that the issuance of the Preferred Stock should not result in an Ownership Change, future equity issuances or transactions among shareholders may trigger an Ownership Change. If such an Ownership Change occurs, the Company's use of its net operating losses (or those of corporations comprising the Entertainment Group and the Communications Group) will be subject to a Section 382 Limitation based on the value of the Company on the date of such an Ownership Change.

    In light of the current Section 382 Limitations, and other current limitations on the use of net operating losses by the Company and such corporations comprising the Entertainment Group and the Communications Group, the Company has reflected these net operating losses on its financial statements as a deferred tax asset, but has taken a full valuation allowance against (and has thereby fully eliminated) the deferred tax asset under generally accepted accounting principles.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement"), the underwriters named below (the
"Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation is acting as representative (the "Representative"), have severally agreed to purchase from the Company, the shares of Preferred Stock set forth opposite the name of such Underwriter below:

                                                                                                 NUMBER OF SHARES
UNDERWRITERS                                                                                    OF PREFERRED STOCK
----------------------------------------------------------------------------------------------  ------------------

Donaldson, Lufkin & Jenrette Securities Corporation...........................................

Goldman, Sachs & Co...........................................................................

BT Securities Corporation.....................................................................
                                                                                                     ----------

      Total...................................................................................        2,500,000
                                                                                                     ----------
                                                                                                     ----------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Preferred Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Preferred Stock offered hereby (other than in connection with the over-allotment option described below) if any are taken.

    The Representative has advised the Company that the Underwriters propose to offer the shares of Preferred Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not in excess of $         per
share. Any Underwriter may allow, and such dealers may reallow, a discount not
in excess of $         per share to any other Underwriter and to certain other
dealers. After the initial public offering of the shares of Preferred Stock, the public offering price and other selling terms may be changed by the Representative.

    Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters an option, exercisable for 30 days from the date hereof, to purchase up to an additional 375,000 shares of Preferred Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page hereof. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Preferred Stock offered hereby. To the extent such over-allotment option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares set forth on the cover page hereof.

    The Company, certain stockholders and the directors and executive officers of the Company will agree with the Underwriters not to offer, sell, grant any other option to purchase or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for, or warrants, rights or options to acquire, Common Stock, or enter into any agreement to do any of the foregoing for a period of 180 days after the date of this Prospectus, without the prior written consent of the Representative.

    The Company and its direct and indirect subsidiaries have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

    In connection with this Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Preferred Stock. Specifically, the Underwriters may overallot this Offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, shares of the Preferred Stock in the open market to cover syndicate shorts or to stabilize the price of the Preferred Stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributed Preferred Stock (in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Preferred Stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

    The Representative from time to time performs investment banking and other financial services for the Company and its affiliates for which it receives advisory or transaction fees, as applicable, of the nature and in amounts customary in the industry for such services plus reimbursement for out-of-pocket expenses. The Representative and its affiliates collectively own approximately 600,000 shares of the Common Stock.

                                 LEGAL MATTERS

    Certain legal matters in connection with the offering of the Preferred Stock will be passed upon for the Company by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York. Certain legal matters in connection with the offering of the Preferred Stock will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

                                    EXPERTS

    The consolidated financial statements and related schedules for Metromedia International Group, Inc. as of December 31, 1996 and December 31, 1995 and for each of the years in the two-year period ended December 31, 1996, and for the year ended February 28, 1995 have been included and incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants included and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements and related schedules of The Actava Group Inc. appearing in The Actava Group Inc. Annual Report on Form 10-K for the year ended December 31, 1994, as amended, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and related schedules are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements and related schedules of The Samuel Goldwyn Company as of March 31, 1996 and 1995 and for the three years ended March 31, 1996, appearing in The Samuel Goldwyn Company Annual Report on Form 10-K for the year ended March 31, 1996 have been incorporated herein in reliance upon the report of Price Waterhouse LLP, independent public accountants, included therein and upon the authority of such firm as experts in accounting and auditing.

    The report of Price Waterhouse LLP on the consolidated financial statements of The Samuel Goldwyn Company as of March 31, 1996 and 1995 and for the three years ended March 31, 1996 contains an explanatory paragraph stating that the possibility that The Samuel Goldwyn Company's credit facility and loan terms may not be extended beyond the June 28, 1996 maturity date raises substantial doubt about its ability to continue as a going concern.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements in the Summary and under the captions "Management's Discussion and Analysis of Financial Condition" and "Business" and elsewhere in this Prospectus constitute "forward-looking statements" within the meaning of the Reform Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors included, among others, general economic and business conditions, which will, among other things, impact demand for the Company's products and services; industry capacity, which tends to increase during strong years of the business cycle; changes in public taste, industry trends and demographic changes, which may influence the exhibition of films in certain areas; competition from other entertainment and communications companies, which may affect the Company's ability to generate revenues; political, social and economic conditions and laws, rules and regulations, particularly in Eastern Europe, the former Soviet Republics, the PRC and other selected emerging markets, which may affect the Company's results of operations; timely completion of construction projects for new systems for the joint ventures in which the Company has invested; developing legal structures in Eastern Europe, the former Soviet Republics, the PRC and other selected emerging markets, which may affect the Company's results of operations; cooperation of local partners for the Company's communications investments in Eastern Europe, the former Soviet Republics and the PRC; exchange rate fluctuations; license renewals for the Company's communications investments in Eastern Europe, the former Soviet Republics and the PRC; the loss of any significant customers (especially clients of the Communications Group); changes in business strategy or development plans; the significant indebtedness of the Company; quality of management; availability of qualified personnel; changes in, or the failure to comply with, government regulations; and other factors referenced in this Prospectus, including the "Risk Factors." See "Risk Factors."

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants (such as the Company) that file electronically with the Commission. The address of such site is: http://www.sec.gov. In addition, the Common Stock is traded on the AMEX, and copies of reports, proxy statements and other information can be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

    The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act, with respect to the Preferred Stock offered hereby and the Common Stock issuable upon conversion thereof or in redemption therefor or as a dividend thereon (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto, which may be inspected at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Commission at the address set forth above.

                     INFORMATION INCORPORATED BY REFERENCE

    The following documents have been filed with the Commission (File No. 1-5706) and are hereby incorporated in this Prospectus by reference and made a part hereof:

        1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996.

        2.  The Company's Current Report on Form 8-K dated February 11, 1997.

        3. The Consolidated Financial Statements and related schedules of The Actava Group Inc. (now known as the Company) included in the Annual Report on Form 10-K for the fiscal year ended December 31, 1994 of The Actava Group Inc. (now known as the Company), as amended by Form

    10-K/A Amendment No. 1 filed on April 20, 1995 and Form 10-K/A Amendment No. 2 filed on July 13, 1995.

        4. The Consolidated Financial Statements and related schedules of The Samuel Goldwyn Company included in the Annual Report on Form 10-K for the year ended March 31, 1996 of The Samuel Goldwyn Company.

        5. The description of the Common Stock contained in the Company's registration statement on Form 8-A, as filed with the Commission on November 1, 1995, including any amendment or report filed for the purpose of amending such description (File No. 1-5706).

        6. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering.

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom this Prospectus is delivered, upon such person's written or oral request, a copy of any and all of the documents incorporated by reference herein (not including exhibits to such information unless such exhibits are specifically incorporated by reference in such documents). Any such request should be directed to:
Secretary, Metromedia International Group, Inc., One Meadowlands Plaza, East Rutherford, New Jersey 07073-2137, telephone (201) 531-8000.

             METROMEDIA INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----

Report of Independent Auditors.............................................................................         F-2

Consolidated Statements of Operations for the years ended December 31, 1996, December 31, 1995 and February
  28, 1995.................................................................................................         F-3

Consolidated Balance Sheets as of December 31, 1996 and December 31, 1995..................................         F-4

Consolidated Statements of Cash Flows for the years ended December 31, 1996, December 31, 1995 and February
  28, 1995.................................................................................................         F-5

Consolidated Statements of Stockholders' Equity for the years ended December 31, 1996, December 31, 1995
  and February 28, 1995....................................................................................         F-6

Notes to Consolidated Financial Statements.................................................................         F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders

Metromedia International Group, Inc.:

    We have audited the accompanying consolidated balance sheets of Metromedia International Group, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 1996 and for the year ended February 28, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metromedia International Group, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1996 and for the year ended February 28, 1995, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

New York, New York
March 27, 1997

                      METROMEDIA INTERNATIONAL GROUP, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                      YEARS ENDED
                                                                        ----------------------------------------
                                                                        DECEMBER 31,  DECEMBER 31,  FEBRUARY 28,
                                                                            1996          1995          1995
                                                                        ------------  ------------  ------------

                                                                                        (NOTE 1)
Revenues..............................................................   $  201,755    $  138,970    $  194,789
Cost and expenses:
  Cost of sales and rentals and operating expenses....................      161,564       132,951       187,477
  Selling, general and administrative.................................       81,481        51,961        41,955
  Depreciation and amortization.......................................       13,232         2,795         1,916
                                                                        ------------  ------------  ------------
Operating loss........................................................      (54,522)      (48,737)      (36,559)
Interest expense, including amortization of debt discount of $4,850 in
  December 31, 1996, $10,436 in December 31, 1995, and $12,153 in
  February 28, 1995...................................................       36,256        33,114        32,389
Interest income.......................................................        8,838         3,575         3,094
                                                                        ------------  ------------  ------------
  Interest expense, net...............................................       27,418        29,539        29,295
Loss before provision for income taxes, equity in losses of Joint
  Ventures, discontinued operations and extraordinary item............      (81,940)      (78,276)      (65,854)
Provision for income taxes............................................        1,414           767         1,300
Equity in losses of Joint Ventures....................................       11,079         7,981         2,257
                                                                        ------------  ------------  ------------
Loss from continuing operations before discontinued operations and
  extraordinary item..................................................      (94,433)      (87,024)      (69,411)
Discontinued operations:
  Loss on disposal of assets held for sale............................      (16,305)     (293,570)       --
                                                                        ------------  ------------  ------------
Loss before extraordinary item........................................     (110,738)     (380,594)      (69,411)
Extraordinary item:
  Early extinguishment of debt........................................       (4,505)      (32,382)       --
                                                                        ------------  ------------  ------------
Net loss..............................................................   $ (115,243)   $ (412,976)   $  (69,411)
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------
Primary loss per common share:
  Continuing operations...............................................   $    (1.74)   $    (3.54)   $    (3.43)
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------
  Discontinued operations.............................................   $    (0.30)   $   (11.97)   $   --
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------
  Extraordinary item..................................................   $    (0.08)   $    (1.32)   $   --
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------
  Net loss............................................................   $    (2.12)   $   (16.83)   $    (3.43)
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------

          See accompanying notes to consolidated financial statements.

                      METROMEDIA INTERNATIONAL GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                       DECEMBER 31,  DECEMBER 31,
                                                                                           1996          1995
                                                                                       ------------  ------------
ASSETS:
Current Assets:
  Cash and cash equivalents..........................................................   $   91,130    $   26,889
  Short-term investments.............................................................       --             5,366
  Accounts receivable:
    Film, net of allowance for doubtful accounts of $11,600 at December 31, 1996 and
      1995...........................................................................       30,447        27,306
    Other, net of allowance for doubtful accounts of $1,691 and $313 at December 31,
      1996 and 1995, respectively....................................................       40,287         2,146
Film inventories.....................................................................       66,156        59,430
Inventories..........................................................................       54,404           224
Other assets.........................................................................        8,123         6,314
                                                                                       ------------  ------------
      Total current assets...........................................................      290,547       127,675

Investments in and advances to Joint Ventures........................................       65,447        36,934
Asset held for sale--RDM Sports Group, Inc...........................................       31,150        47,455
Asset held for sale--Snapper, Inc....................................................       --            79,200
Property, plant and equipment, net of accumulated depreciation.......................       73,928         5,797
Film inventories.....................................................................      186,143       137,233
Long-term film accounts receivable...................................................       20,214        31,308
Intangible assets, less accumulated amortization.....................................      258,783       119,485
Other assets.........................................................................       18,528        14,551
                                                                                       ------------  ------------
      Total assets...................................................................   $  944,740    $  599,638
                                                                                       ------------  ------------
                                                                                       ------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current Liabilities:
  Accounts payable...................................................................   $   25,968    $    4,695
  Accrued expenses...................................................................      108,082        96,113
  Participations and residuals.......................................................       36,529        19,143
  Current portion of long-term debt..................................................       55,638        40,597
  Deferred revenues..................................................................       16,724        15,097
                                                                                       ------------  ------------
      Total current liabilities......................................................      242,941       175,645
Long-term debt.......................................................................      403,421       264,046
Participations and residuals.........................................................       26,387        28,465
Deferred revenues....................................................................       48,188        47,249
Other long-term liabilities..........................................................        4,121           395
                                                                                       ------------  ------------
      Total liabilities..............................................................      725,058       515,800
Commitments and contingencies
  Stockholders' equity:
  Preferred Stock, authorized 70,000,000 shares, none issued.........................       --            --
  Common Stock, $1.00 par value, authorized 400,000,000 and 110,000,000 shares, issued and outstanding 66,153,439 and 42,613,738 shares at December 31, 1996 and
    1995, respectively...............................................................       66,153        42,614
  Paid-in surplus....................................................................      959,558       728,747
  Other..............................................................................       (2,680)          583
  Accumulated deficit................................................................     (803,349)     (688,106)
                                                                                       ------------  ------------
      Total stockholders' equity.....................................................      219,682        83,838
                                                                                       ------------  ------------
      Total liabilities and stockholders' equity.....................................   $  944,740    $  599,638
                                                                                       ------------  ------------
                                                                                       ------------  ------------

          See accompanying notes to consolidated financial statements.

                      METROMEDIA INTERNATIONAL GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                       YEARS ENDED
                                                                         ----------------------------------------
                                                                         DECEMBER 31,  DECEMBER 31,  FEBRUARY 28,
                                                                             1996          1995          1995
                                                                         ------------  ------------  ------------
Operations:
  Net loss.............................................................   $ (115,243)   $ (412,976)   $  (69,411)
Adjustments to reconcile net loss to net cash provided by (used in)
  operating activities:
  Loss on disposal of assets held for sale.............................       16,305       293,570        --
  Equity in losses of Joint Ventures...................................       11,079         7,981         2,257
  Amortization of film costs...........................................       61,472        91,466       140,318
  Amortization of bank guarantee.......................................       --             2,956         4,951
  Amortization of debt discounts.......................................        4,850        10,436        12,153
  Depreciation and amortization........................................       13,232         2,795         1,916
  Loss on early extinguishment of debt.................................        4,505        32,382        --
Changes in assets and liabilities, net of effect of acquisitions and consolidation of Snapper:
  Decrease in accounts receivable......................................       15,211        15,114        21,575
  Increase in inventories..............................................       (2,697)         (224)       --
  Increase in other assets.............................................      (10,079)       --            --
  Decrease in accounts payable and accrued expenses....................         (621)       (4,723)       (3,160)
  Accrual of participations and residuals..............................       34,255        18,464        25,628
  Payments of participations and residuals.............................      (27,362)      (20,737)      (32,353)
  Decrease in deferred revenues........................................      (20,984)      (12,269)      (30,041)
  Other operating activities, net......................................         (568)       (2,125)        3,112
                                                                         ------------  ------------  ------------
    Cash provided by (used in) operations..............................      (16,645)       22,110        76,945
                                                                         ------------  ------------  ------------
Investing activities:
  Proceeds from Metromedia Company notes receivable....................       --            45,320        --
  Investments in and advances to Joint Ventures........................      (40,999)      (21,949)      (16,409)
  Distributions from Joint Ventures....................................        3,438           784        --
  Investment in film inventories.......................................      (67,176)       (4,684)      (22,840)
  Cash paid for acquisitions...........................................       (2,545)       --            (7,033)
  Cash acquired in acquisitions........................................        8,238        66,702        --
  Additions to property, plant and equipment...........................       (8,729)       (3,475)       (4,808)
  Other investing activities, net......................................        4,855        (6,521)        1,233
                                                                         ------------  ------------  ------------
    Cash provided by (used in) investing activities....................     (102,918)       76,177       (49,857)
                                                                         ------------  ------------  ------------
Financing activities:
  Proceeds from issuance of long-term debt.............................      360,252       176,938        40,278
  Proceeds from issuance of Common Stock...............................      190,604         2,282        17,690
  Payments on notes and subordinated debt..............................     (357,324)     (264,856)      (95,037)
  Proceeds from issuance of stock related to incentive plans...........          972        --            --
  Payment of deferred financing costs..................................      (10,700)       --            --
  Other financing activities, net......................................       --               399           184
                                                                         ------------  ------------  ------------
    Cash provided by (used in) financing activities....................      183,804       (85,237)      (36,885)
                                                                         ------------  ------------  ------------
  Net increase (decrease) in cash and cash equivalents.................       64,241        13,050        (9,797)
  Effect of change in fiscal year......................................       --           (13,583)       --
  Cash and cash equivalents at beginning of year.......................       26,889        27,422        37,219
                                                                         ------------  ------------  ------------
  Cash and cash equivalents at end of year.............................   $   91,130    $   26,889    $   27,422
                                                                         ------------  ------------  ------------
                                                                         ------------  ------------  ------------

          See accompanying notes to consolidated financial statements.

                      METROMEDIA INTERNATIONAL GROUP, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                YEARS ENDED
                                                 -------------------------------------------------------------------------
                                                      COMMON STOCK
                                                 -----------------------

                                                  NUMBER OF                PAID-IN               ACCUMULATED
                                                    SHARES      AMOUNT     SURPLUS      OTHER      DEFICIT        TOTAL
                                                 ------------  ---------  ----------  ---------  ------------  -----------

Balances, February 28, 1994....................    17,188,408  $  17,189  $  265,156  $  --       $ (240,727)  $    41,618

Issuance of stock related to private
  offerings....................................     3,735,370      3,735      20,455     --           --            24,190

Issuance of stock related to incentive plans...        11,120         11       3,618     --           --             3,629

Foreign currency translation adjustment........       --          --          --            184       --               184

Net loss.......................................       --          --          --         --          (69,411)      (69,411)
                                                 ------------  ---------  ----------  ---------  ------------  -----------

Balances, February 28, 1995....................    20,934,898     20,935     289,229        184     (310,138)          210

November 1 Merger:

  Issuance of stock related to the acquisition
    of Actava and Sterling.....................    17,974,155     17,974     316,791     --           --           334,765

  Issuance of stock in exchange for
    MetProductions and Met International.......     3,530,314      3,530      33,538     --           --            37,068

  Valuation of Actava and MITI options.........       --          --          25,677     --           --            25,677

  Revaluation of MITI minority interest........       --          --          60,923     --           23,608        84,531

Adjustment for change in fiscal year...........       --          --          --         --           11,400        11,400

Issuance of stock related to incentive plans...       174,371        175       2,589     --           --             2,764

Foreign currency translation adjustment........       --          --          --            399       --               399

Net loss.......................................       --          --          --         --         (412,976)     (412,976)
                                                 ------------  ---------  ----------  ---------  ------------  -----------

Balances, December 31, 1995....................    42,613,738     42,614     728,747        583     (688,106)       83,838

Issuance of stock related to public offering,
  net..........................................    18,400,000     18,400     172,204     --           --           190,604

Issuance of stock related to the acquisitions
  of the Samuel Goldwyn Company and Motion
  Picture Corporation of America...............     4,715,869      4,716      54,610     --           --            59,326

Issuance of stock related to incentive plans...       423,832        423       3,997     (3,174)      --             1,246

Foreign currency translation adjustment........       --          --          --           (618)      --              (618)

Amortization of restricted stock...............       --          --          --            529       --               529

Net loss.......................................       --          --          --         --         (115,243)     (115,243)
                                                 ------------  ---------  ----------  ---------  ------------  -----------

Balances, December 31, 1996....................    66,153,439  $  66,153  $  959,558  $  (2,680)  $ (803,349)  $   219,682
                                                 ------------  ---------  ----------  ---------  ------------  -----------
                                                 ------------  ---------  ----------  ---------  ------------  -----------

          See accompanying notes to consolidated financial statements.

                      METROMEDIA INTERNATIONAL GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION, DESCRIPTION OF THE BUSINESS, LIQUIDITY AND SUMMARY OF SIGNIFICANT
  ACCOUNTING POLICIES

BASIS OF PRESENTATION (SEE NOTE 2)

    The accompanying consolidated financial statements include the accounts of Metromedia International Group, Inc. ("MMG" or the "Company") and its wholly-owned subsidiaries, Orion Pictures Corporation ("Orion" or the "Entertainment Group"), and Metromedia International Telecommunications, Inc. ("MITI" or the "Communications Group"). In connection with the November 1 Merger (see Note 2), Snapper, Inc. ("Snapper"), a wholly-owned subsidiary of the Company, was included in the accompanying consolidated financial statements as an asset held for sale. Subsequently, the Company announced its intention not to continue to pursue its previously adopted plan to dispose of Snapper and to actively manage Snapper to maximize its long term value. As of November 1, 1996, the Company has consolidated Snapper and has included Snapper's operating results for the two-month period ended December 31, 1996 in its statement of operations (see Notes 2 and 4). All significant intercompany transactions and accounts have been eliminated.

    Certain reclassifications have been made to prior year financial statements to conform to the December 31, 1996 presentation.

DIFFERENT FISCAL YEAR ENDS

    The Company reports on the basis of a December 31 year end. In connection with the November 1 Merger discussed in Note 2, Orion and MITI, for accounting purposes only, were deemed to be the joint acquirers of the Actava Group Inc. ("Actava") in a reverse acquisition. As a result, the historical financial statements of the Company for periods prior to the November 1 Merger are the combined financial statements of Orion and MITI. Orion historically reported on the basis of a February 28 year end.

    The consolidated financial statements for the twelve months ended December 31, 1995 include two months for Orion (January and February 1995) that were included in the February 28, 1995 consolidated financial statements. The revenues and net loss for the two month duplicate period are $22.5 and $11.4 million, respectively. The December 31, 1995 accumulated deficit has been adjusted to eliminate the duplication of the January and February 1995 net losses.

DESCRIPTION OF THE BUSINESS

    The Company is a global communications, media and entertainment company engaged in two strategic businesses: (i) the development and operation of communications businesses, including wireless cable television services, AM/FM radio, paging, cellular telecommunications, international toll calling and trunked mobile radio, in Eastern Europe, the republics of the former Soviet Union, the People's Republic of China (the "PRC"), and other selected emerging markets, through its Communications Group and (ii) the production and worldwide distribution in all media of motion pictures, television programming and other filmed entertainment product and the exploitation of its library of over 2,200 film and television titles, through its Entertainment Group. Through these individual operating businesses, the Company has established a significant presence in many aspects of the rapidly evolving communications, media and entertainment industries. Each of these businesses currently operates on a stand-alone basis, pursuing distinct business plans designed to capitalize on the growth opportunities within their individual industries.

                      METROMEDIA INTERNATIONAL GROUP, INC.

1. BASIS OF PRESENTATION, DESCRIPTION OF THE BUSINESS, LIQUIDITY AND SUMMARY OF SIGNIFICANT
  ACCOUNTING POLICIES (CONTINUED)
    In addition, the Company manufacturers Snapper-Registered Trademark- brand premium-priced power lawnmowers, lawn tractors, garden tillers, snowthrowers and related parts and accessories. The lawnmowers include rear engine riding mowers, front engine riding mowers or lawn tractors, and self-propelled and push-type walk-behind mowers. The Company also manufactures a line of commercial lawn and turf equipment under the Snapper-Registered Trademark- brand.

LIQUIDITY

    MMG is a holding company, and accordingly, does not generate cash flows. The Entertainment Group and Snapper are restricted under covenants contained in their respective credit agreements from making dividend payments or advances to MMG. The Communications Group is dependent on MMG for significant capital infusions to fund its operations, its commitments to make capital contributions and loans to its Joint Ventures (as defined below) and any acquisitions. Such funding requirements are based on the anticipated funding needs of its Joint Ventures and certain acquisitions committed to by the Company. Future capital requirements of the Communications Group including future acquisitions will depend on available funding from the Company and on the ability of the Communications Group's Joint Ventures to generate positive cash flows. There can be no assurance that the Company will have the funds necessary to support the current needs of the Communications Group's current investments or any of the Communications Group's additional opportunities or that the Communications Group will be able to obtain financing from third parties. If such financing is unavailable, the Group may not be able to further develop existing ventures and the number of additional ventures in which it invests may be significantly curtailed.

    MMG is obligated to make principal and interest payments under its own various debt agreements and has debt repayment requirements of $17.1 million and $60.3 million in 1997 and 1998, respectively (see Note 9), in addition to funding its working capital needs, which consist principally of corporate overhead and payments on self insurance claims.

    In the short term, MMG intends to satisfy its current obligations and commitments with available cash on hand and the proceeds from the sale of RDM Sports Group, Inc. (formerly known as Roadmaster Industries, Inc.) ("RDM") (see
Note 5). At December 31, 1996 MMG had approximately $82.7 million of available cash on hand. The Company anticipates disposing of its investment in RDM during 1997. The carrying value of the Company's investment in RDM at December 31, 1996 was $31.2 million.

    Management believes that its available cash on hand and proceeds from the disposition of its investment in RDM will provide sufficient funds for the Company to meet its obligations, including the Communications Group's funding requirements, in the short term. However, no assurances can be given that the Company will be able to dispose of RDM in a timely fashion and on favorable terms. Any delay in the sale of RDM or reductions in the proceeds anticipated to be received upon this disposition may result in the Company's inability to satisfy its obligations, including the funding of the Communications Group during the year ended December 31, 1997. Delays in funding the Communications Group's capital requirements may have a material adverse impact on the results of operations of the Communications Group's Joint Ventures.

    The Company expects that it will sell either equity or debt securities in a public or private offering during the remainder of 1997. The Company intends to use the proceeds from the sale of these securities to finance the continued build-out of the Communications Group's systems and for general corporate

                      METROMEDIA INTERNATIONAL GROUP, INC.

1. BASIS OF PRESENTATION, DESCRIPTION OF THE BUSINESS, LIQUIDITY AND SUMMARY OF SIGNIFICANT
  ACCOUNTING POLICIES (CONTINUED)
purposes, including working capital needs of the Company and its subsidiaries, the repayment of certain indebtedness of the Company and its subsidiaries and potential future acquisitions. However, no assurances can be given that the Company will be able to successfully complete the sale of its securities in a timely fashion or on favorable terms.

    In addition, management believes that its long term liquidity needs will be satisfied through a combination of (i) the Company's successful implementation and execution of its growth strategy to become a global communications, media and entertainment company, (ii) the Communications Group's Joint Ventures achieving positive operating results and cash flows through revenue and subscriber growth and control of operating expenses, and (iii) the Entertainment Group's ability to generate positive cash flows sufficient to meet its planned film production release schedule and service the Entertainment Group Credit Facility. In addition to disposing of its investment in RDM, the Company may be required to (i) attempt to obtain financing in addition to the offering described above, through the public or private sale of debt or equity securities of the Company or one of its subsidiaries, (ii) otherwise restructure its capitalization or (iii) seek a waiver or waivers under one or more of its subsidiaries' credit facilities to permit the payment of dividends to the Company. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
INVESTMENTS

  EQUITY METHOD INVESTMENTS

    Investments in other companies and Joint Ventures ("Joint Ventures") which are not majority owned, or which the Company does not control but in which it exercises significant influence are accounted for using the equity method. The Company reflects its net investments in Joint Ventures under the caption "Investments in and advances to Joint Ventures". Generally, under the equity method of accounting, original investments are recorded at cost and are adjusted by the Company's share of undistributed earnings or losses of the Joint Venture. Equity in the losses of the Joint Ventures is recognized according to the percentage ownership in each Joint Venture until the Company's Joint Venture partner's contributed capital has been fully depleted. Subsequently, the Company recognizes the full amount of losses generated by the Joint Venture if it is the principal funding source for the Joint Venture.

    During the year ended February 28, 1995 ("fiscal 1995"), the Company changed its policy of accounting for the Joint Ventures by recording its equity in their earnings and losses based upon a three-month lag. As a result, the December 31, 1996 and 1995 consolidated statement of operations reflects twelve months of operations through September 30, 1996 and 1995, respectively, for the Joint Ventures and the February 28, 1995 consolidated statement of operations reflects nine months of operations through September 30, 1994 for the Joint Ventures. The effect of this change in accounting policy in fiscal 1995 is not material to the consolidated financial statements.

    During the year ended December 31, 1995 ("calendar 1995"), the Company changed its policy of consolidating two indirectly owned subsidiaries by recording the related assets and liabilities and results of operations based on a three-month lag. As a result, the December 31, 1996 and 1995 balance sheets includes the accounts of these subsidiaries at September 30, 1996 and 1995, respectively, and the calendar 1995 statement of operations reflects the results of operations of these subsidiaries for the nine months ended September 30, 1995. Had the Company applied this method from October 1, 1994, the effect on

                      METROMEDIA INTERNATIONAL GROUP, INC.

1. BASIS OF PRESENTATION, DESCRIPTION OF THE BUSINESS, LIQUIDITY AND SUMMARY OF SIGNIFICANT
  ACCOUNTING POLICIES (CONTINUED)
reported December 31, 1995 results would not have been material. For the year ended December 31, 1996 ("calendar 1996") the results of operations reflect twelve months of activity based upon a September 30 fiscal year end of these subsidiaries.

  SHORT-TERM INVESTMENTS

    The Company classifies its debt and equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the securities until maturity. All other securities not classified as trading or held-to-maturity are classified as available-for-sale.

    Management determines the appropriate classification of investments as trading, held-to-maturity or available-for-sale at the time of purchase and reevaluates such designation as of each balance sheet date. The Company has classified all investments as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses, and declines in value judged to be other-than-temporary on available-for-sale securities, are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.

    At December 31, 1995 short-term investments of $5.4 million, classified as available-for-sale, had an amortized cost that approximated fair value. The short-term investments were sold during calendar 1996.

REVENUE RECOGNITION

  THE COMMUNICATIONS GROUP

    The Communications Group's Joint Ventures' wireless cable television, paging and telephony operations recognize revenues in the period the service is provided. Installation fees are recognized as revenues upon subscriber hook-up to the extent installation costs are incurred. Installation fees in excess of installation costs are deferred and recognized over the length of the related individual contract. The Communications Group's Joint Ventures' radio operations recognize advertising revenue when commercials are broadcast.

  THE ENTERTAINMENT GROUP

    Revenue from the theatrical distribution of films is recognized as the films are exhibited. The Entertainment Group distributes its films to the home video market in the United States and Canada. The Entertainment Group's home video revenue, less a provision for returns, is recognized when the video cassettes are shipped. Distribution of the Entertainment Group's films to the home video markets in foreign countries is generally effected through subdistributors who control various aspects of distribution. When the terms of sale to such subdistributors include the receipt of nonrefundable guaranteed amounts by the Entertainment Group, revenue is recognized when the film is available to the subdistributors for exhibition or exploitation and other conditions of sale are met. When the arrangements with such

                      METROMEDIA INTERNATIONAL GROUP, INC.

1. BASIS OF PRESENTATION, DESCRIPTION OF THE BUSINESS, LIQUIDITY AND SUMMARY OF SIGNIFICANT
  ACCOUNTING POLICIES (CONTINUED)
subdistributors call for distribution of the Entertainment Group's product without a minimum amount guaranteed to the Entertainment Group, such sales are recognized when the Entertainment Group's share of the income from exhibition or exploitation is earned.

    Revenue from the licensing of the Entertainment Group's film product to networks, basic and pay cable companies and television stations or groups of stations in the United States and Canada, as well as in foreign territories, is recognized when the license period begins and when certain other conditions are met, including the availability of such product for exhibition.

  SNAPPER

    Sales are recognized when the products are shipped to distributors or dealers.

FILM INVENTORIES AND COST OF RENTALS

    Theatrical and television program inventories consist of direct production costs, production overhead and capitalized interest, print and exploitation costs, less accumulated amortization. Film inventories are stated at the lower of unamortized cost or estimated net realizable value. Selling costs and other distribution costs are charged to expense as incurred.

    Film inventories and estimated total costs of participations and residuals are charged to cost of rentals under the individual film forecast method in the ratio that current period revenue recognized bears to management's estimate of total gross revenue to be realized. Such estimates are re-evaluated quarterly in connection with a comprehensive review of the Company's inventory of film product, and estimated losses, if any, are provided for in full. Such losses include provisions for estimated future distribution costs and fees, as well as participation and residual costs expected to be incurred.

INVENTORIES

    Lawn and garden equipment inventories and pager inventories are stated at the lower of cost or market. Lawn and garden equipment inventories are valued utilizing the last-in, first-out (LIFO) method. Pager inventories are calculated on the weighted average method.

    Inventories consist of the following as of December 31, 1996 and 1995 (in thousands):

                                                                               1996       1995
                                                                             ---------  ---------
Lawn and garden equipment:
  Raw materials............................................................  $  18,733  $  --
  Finished goods...........................................................     34,822     --
                                                                             ---------  ---------
                                                                                53,555     --
Telecommunications:
  Pagers...................................................................        849        224
                                                                             ---------  ---------
                                                                             $  54,404  $     224
                                                                             ---------  ---------
                                                                             ---------  ---------

                      METROMEDIA INTERNATIONAL GROUP, INC.

1. BASIS OF PRESENTATION, DESCRIPTION OF THE BUSINESS, LIQUIDITY AND SUMMARY OF SIGNIFICANT
  ACCOUNTING POLICIES (CONTINUED)
PROPERTY PLANT AND EQUIPMENT

    Property, plant and equipment at December 31, 1996 and 1995 consists of the following (in thousands):

                                                                             1996       1995
                                                                           ---------  ---------
Land.....................................................................  $   2,270  $  --
Buildings and improvements...............................................     12,409     --
Machinery and equipment..................................................     39,723      7,764
Theatre and other leasehold improvements.................................     26,698        419
                                                                           ---------  ---------
                                                                              81,100      8,183
Less: Accumulated depreciation and amortization..........................     (7,172)    (2,386)
                                                                           ---------  ---------
                                                                           $  73,928  $   5,797
                                                                           ---------  ---------
                                                                           ---------  ---------

    Property, plant and equipment are recorded at cost and are depreciated over their expected useful lives. Generally, depreciation is provided on the straight-line method for financial reporting purposes. Theater and other leasehold improvements are amortized using the straight-line method over the life of the improvements or the life of the lease, whichever is shorter.

INTANGIBLE ASSETS

    Intangible assets are stated at historical cost, net of accumulated amortization. Intangibles such as broadcasting licenses and frequency rights are amortized over periods of 20 to 25 years. Goodwill has been recognized for the excess of the purchase price over the value of the identifiable net assets acquired. Such amount is amortized over 25 years using the straight-line method.

    Management continuously monitors and evaluates the realizability of recorded intangibles to determine whether their carrying values have been impaired. In evaluating the value and future benefits of intangible assets, their carrying value is compared to management's best estimate of undiscounted future cash flows over the remaining amortization period. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. The Company believes that the carrying value of recorded intangibles is not impaired.

IMPAIRMENT OF LONG-LIVED ASSETS

    The Company adopted the provisions of Statement of Financial Accounting Standards No. 121 ("SFAS 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" on January 1, 1996. SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                      METROMEDIA INTERNATIONAL GROUP, INC.

1. BASIS OF PRESENTATION, DESCRIPTION OF THE BUSINESS, LIQUIDITY AND SUMMARY OF SIGNIFICANT
  ACCOUNTING POLICIES (CONTINUED)
Adoption of SFAS 121 did not have any impact on the Company's financial position, results of operations, or liquidity.

EARNINGS PER SHARE OF COMMON STOCK

    Primary earnings per share are computed by dividing net income (loss) by the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares include shares issuable upon the assumed exercise of stock options using the treasury stock method when dilutive. Computations of common equivalent shares are based upon average prices during each period.

    Fully diluted earnings per share are computed using such average shares adjusted for any additional shares which would result from using end-of-year prices in the above computations, plus the additional shares that would result from the conversion of the 6 1/2% Convertible Subordinated Debentures (see Note
9). Net income (loss) is adjusted by interest (net of income taxes) on the 6 1/2% Convertible Subordinated Debentures. The computation of fully diluted earnings per share is used only when it results in an earnings per share number which is lower than primary earnings per share.

    The loss per share amounts for fiscal 1995 represent combined Orion and MITI's common shares converted at the exchange ratios used in the November 1 Merger (see Note 2).

FAIR VALUE OF FINANCIAL INSTRUMENTS

    Statement of Financial Accounting Standards No. 107 ("SFAS 107") "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on settlements using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value to the Company.

    The following methods and assumptions were used in estimating the fair value disclosures for financial instruments:

      CASH AND CASH EQUIVALENTS, RECEIVABLES, NOTES RECEIVABLE AND ACCOUNTS PAYABLE

        The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, current receivables, notes receivable and accounts payable approximate fair values. The carrying value of receivables with maturities greater than one year have been discounted, and if such receivables were discounted based on current market rates, the fair value of these receivables would not be materially different than their carrying values.

                      METROMEDIA INTERNATIONAL GROUP, INC.

1. BASIS OF PRESENTATION, DESCRIPTION OF THE BUSINESS, LIQUIDITY AND SUMMARY OF SIGNIFICANT
  ACCOUNTING POLICIES (CONTINUED)
          SHORT-TERM INVESTMENTS

        For short-term investments, fair values are based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or dealer quotes.

          LONG-TERM DEBT

        For long-term and subordinated debt, fair values are based on quoted market prices, if available. If the debt is not traded, fair value is estimated based on the present value of expected cash flows. See note 9 for the fair values of long-term debt.

INCOME TAXES

    The Company accounts for deferred income taxes using the asset and liability method of accounting. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using rates expected to be in effect when those assets and liabilities are recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

STOCK OPTION PLANS

    Prior to January 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees" and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123") "Accounting for Stock-Based Compensation" which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 also allows entities to continue to apply the provisions of APB 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB 25 and provide the pro forma disclosure requirements of SFAS 123.

PENSION AND OTHER POSTRETIREMENT PLANS

    Snapper has a defined benefit pension plan covering substantially all of its collective bargaining unit employees. The benefits are based on years of service multiplied by a fixed dollar amount and the employee's compensation during the five years before retirement. The cost of this program is funded currently.

    Snapper also sponsors a defined benefit health care plan for substantially all of its retirees and employees. Snapper measures the costs of its obligation based on its best estimate. The net periodic costs are recognized as employees render the services necessary to earn postretirement benefits.

                      METROMEDIA INTERNATIONAL GROUP, INC.

1. BASIS OF PRESENTATION, DESCRIPTION OF THE BUSINESS, LIQUIDITY AND SUMMARY OF SIGNIFICANT
  ACCOUNTING POLICIES (CONTINUED)
BARTER TRANSACTIONS

    In connection with its AM/FM radio broadcast business, the Company trades commercial air time for goods and services used principally for promotional, sales and other business activities. An asset and a liability are recorded at the fair market value of the goods or services received. Barter revenue is recorded and the liability is relieved when commercials are broadcast, and barter expense is recorded and the assets are relieved when the goods or services are received or used.

FOREIGN CURRENCY TRANSLATION

    The statutory accounts of the Company's consolidated foreign subsidiaries and Joint Ventures are maintained in accordance with local accounting regulations and are stated in local currencies. Local statements are adjusted to U.S. generally accepted accounting principles and translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 ("SFAS 52") "Accounting for Foreign Currency Translation".

    Under SFAS 52, foreign currency assets and liabilities are generally translated using the exchange rates in effect at the balance sheet date. Results of operations are generally translated using the average exchange rates prevailing throughout the year. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are accumulated as part of the foreign currency translation adjustment in stockholders' equity. Gains and losses from foreign currency transactions are included in net income in the period in which they occur.

    Under SFAS 52, the financial statements of foreign entities in highly inflationary economies are remeasured, in all cases using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing period-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are included in the accompanying consolidated statements of operations. Such differences amounted to $255,000, $54,000 and $69,000 for calendar 1996, calendar 1995, and fiscal 1995, respectively, and were immaterial to the Company's results of operations for each of the periods presented. In addition, translation differences resulting from the effect of exchange rate changes on cash and cash equivalents were immaterial and are not reflected in the Company's statements of cash flow for each of the periods presented.

                      METROMEDIA INTERNATIONAL GROUP, INC.

1. BASIS OF PRESENTATION, DESCRIPTION OF THE BUSINESS, LIQUIDITY AND SUMMARY OF SIGNIFICANT
  ACCOUNTING POLICIES (CONTINUED)
ACCRUED EXPENSES

    Accrued expenses at December 31, 1996 and 1995 consist of the following (in thousands):

                                                                            1996       1995
                                                                         ----------  ---------
Accrued salaries and wages.............................................  $    4,919  $   9,627
Accrued taxes..........................................................      25,467     11,000
Accrued interest.......................................................       7,176      9,822
Self-insurance claims payable..........................................      29,833     31,549
Accrued warranty costs.................................................       4,317     --
Accrued film distribution costs........................................       7,742      6,328
Other..................................................................      28,628     27,787
                                                                         ----------  ---------
                                                                         $  108,082  $  96,113
                                                                         ----------  ---------
                                                                         ----------  ---------

SELF-INSURANCE

    The Company is self-insured for workers' compensation, health, automobile, product and general liability costs for its lawn and garden operation and for certain former subsidiaries. The self-insurance claim liability is determined based on claims filed and an estimate of claims incurred but not yet reported.

CASH AND CASH EQUIVALENTS

    Cash equivalents consist of highly liquid instruments with maturities of three months or less at the time of purchase. Included in cash at December 31, 1996, is approximately $1.0 million of restricted cash which represents collateral pursuant to the terms of the Snapper Credit Agreement (see Note 9).

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of the contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

    Supplemental disclosure of cash flow information (in thousands):

                                                               CALENDAR   CALENDAR    FISCAL
                                                                 1996       1995       1995
                                                               ---------  ---------  ---------
Cash paid during the year for:
  Interest...................................................  $  32,015  $  12,270  $  13,108
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------
  Taxes......................................................  $     728  $     996  $   1,804
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

                      METROMEDIA INTERNATIONAL GROUP, INC.

1. BASIS OF PRESENTATION, DESCRIPTION OF THE BUSINESS, LIQUIDITY AND SUMMARY OF SIGNIFICANT
  ACCOUNTING POLICIES (CONTINUED)
    Supplemental schedule of non-cash investing and financing activities (in thousands):

                                                                                     CALENDAR    CALENDAR     FISCAL
                                                                                       1996        1995        1995
                                                                                    ----------  ----------  -----------
Acquisition of business:
  Fair value of assets acquired...................................................  $  120,882  $  290,456   $  --
  Fair value of liabilities assumed...............................................     180,591     239,109      --
                                                                                    ----------  ----------       -----
  Net value.......................................................................  $  (59,709) $   51,347   $  --
                                                                                    ----------  ----------       -----
                                                                                    ----------  ----------       -----

    In connection with acquisition of Motion Picture Corporation of America ("MPCA") in 1996, the Company issued debt of $1.2 million and restricted common stock valued at $3.2 million.

    See Note 4 regarding the consolidation of Snapper.

2. THE NOVEMBER 1 MERGER

    On November 1, 1995, (the "Merger Date") Orion, MITI, the Company and MCEG Sterling Incorporated ("Sterling"), consummated the mergers contemplated by the Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") dated as of September 27, 1995. The Merger Agreement provided for, among other things, the simultaneous mergers of each of Orion and MITI with and into OPC Merger Corp. and MITI Merger Corp., the Company's recently-formed subsidiaries, and the merger of Sterling with and into the Company (the "November 1 Merger"). In connection with the November 1 Merger, the Company changed its name from "The Actava Group Inc." to "Metromedia International Group, Inc."

    Upon consummation of the November 1 Merger, all of the outstanding shares of the common stock, par value $.25 per share of Orion (the "Orion Common Stock"), the common stock, par value $.001 per share, of MITI (the "MITI Common Stock") and the common stock, par value $.001 per share, of Sterling (the "Sterling Common Stock") were exchanged for shares of the Company's common stock, par value $1.00 per share, pursuant to exchange ratios contained in the Merger Agreement. Pursuant to such ratios, holders of Orion Common Stock received
 .57143 shares of the Company's common stock for each share of Orion Common Stock (resulting in the issuance of 11,428,600 shares of common stock to the holders of Orion Common Stock), holders of MITI Common Stock received 5.54937 shares of the Company's common stock for each share of MITI Common Stock (resulting in the issuance of 9,523,817 shares of the Company's common stock to the holders of MITI Common Stock) and holders of Sterling Common Stock received .04309 shares of the Company's common stock for each share of Sterling Common Stock (resulting in the issuance of 483,254 shares of the Company's common stock to the holders of Sterling Common Stock).

    In addition, pursuant to the terms of a contribution agreement dated as of November 1, 1995 among the Company and two affiliates of Metromedia Company ("Metromedia"), MetProductions, Inc. ("MetProductions") and Met International, Inc. ("Met International"), MetProductions and Met International contributed to the Company an aggregate of $37,068,303 consisting of (i) interests in a partnership and (ii) the principal amount of indebtedness of Orion and its affiliate, and indebtedness of an affiliate of MITI, owed to MetProductions and Met International respectively, in exchange for an aggregate of 3,530,314 shares of the Company's common stock.

                      METROMEDIA INTERNATIONAL GROUP, INC.

2. THE NOVEMBER 1 MERGER (CONTINUED)
    Immediately prior to the consummation of the November 1 Merger, there were 17,490,901 shares of the Company's common stock outstanding. As a result of the consummation of the November 1 Merger and the transactions contemplated by the contribution agreement, the Company issued an aggregate of 24,965,985 shares of common stock. Following consummation of the November 1 Merger and the transactions contemplated by the contribution agreement, Metromedia Company (an affiliate of the Company) and its affiliates (the "Metromedia Holders") collectively held an aggregate of 15,252,128 shares of common stock (or 35.9% of the issued and outstanding shares of common stock).

    Due to the existence of the Metromedia Holders' common control of Orion and MITI prior to consummation of the November 1 Merger, their combination pursuant to the November 1 Merger was accounted for as a combination of entities under common control. Orion was deemed to be the acquirer in the common control merger. As a result, the combination of Orion and MITI was effected utilizing historical costs for the ownership interests of the Metromedia Holders in MITI. The remaining ownership interests of MITI, were accounted for in accordance with the purchase method of accounting based on the fair value of such ownership interests, as determined by the value of the shares received by the holders of such interests at the effective time of the November 1 Merger.

    For accounting purposes only, Orion and MITI were deemed to be the joint acquirers of Actava and Sterling. The acquisition of Actava and Sterling has been accounted for as a reverse acquisition. As a result of the reverse acquisition, the historical financial statements of the Company for periods prior to the November 1 Merger are those of Orion and MITI, rather than Actava. The operations of Actava and Sterling have been included in the accompanying consolidated financial statements from November 1, 1995, the date of acquisition. During December 1995, the Company adopted a formal plan to dispose of Snapper (see Notes 1 and 4). In addition, the Company's investment in RDM was deemed to be a non-strategic asset (see Note 5).

    At December 31, 1995, Snapper was included in the accompanying balance sheet in an amount equal to the sum of estimated cash flows from the operations of Snapper plus the anticipated proceeds from the sale of Snapper which amounted to $79.2 million. The excess of the purchase price allocated to Snapper in the November 1 Merger over the expected estimated cash flows from the operations and sale of Snapper in the amount of $293.6 million has been reflected in the accompanying consolidated statement of operations as a loss on disposal of a discontinued operation. No income tax benefits were recognized in connection with this loss on disposal because of the Company's losses from continuing operations and net operating loss carryforwards.

    The purchase price of Actava, Sterling and MITI minority interests, exclusive of transaction costs, amounted to $438.9 million at November 1, 1995. The excess purchase price over the net fair value of assets acquired amounted to $404.0 million at November 1, 1995, before the write-off of Snapper goodwill of $293.6 million.

    Orion, MITI and Sterling were parties to a number of material contracts and other arrangements under which Metromedia Company and certain of its affiliates had, among other things, made loans or provided financing to, or paid obligations on behalf of, each of Orion, MITI and Sterling. On November 1, 1995 such indebtedness, financing and other obligations of Orion, MITI and Sterling to Metromedia and its affiliates were refinanced, repaid or converted into equity of MMG.

    Certain of the amounts owed by Orion ($20.4 million), MITI ($34.1 million) and Sterling ($524,000) to Metromedia were financed by Metromedia through borrowings under a $55.0 million credit agreement between the Company and Metromedia (the "Actava-Metromedia Credit Agreement"). Orion, MITI and Sterling repaid such amounts to Metromedia, and Metromedia repaid the Company the amounts owed by Metromedia to the Company under the Actava-Metromedia Credit Agreement. In addition, certain amounts owed by Orion to Metromedia were repaid on November 1, 1995.

                      METROMEDIA INTERNATIONAL GROUP, INC.

3. ENTERTAINMENT GROUP ACQUISITIONS

    On July 2, 1996, the Entertainment Group consummated the acquisition (the "Goldwyn Merger") of the Samuel Goldwyn Company ("Goldwyn") by merging the Company's newly formed subsidiary, SGC Merger Corp., into Goldwyn. Upon consummation of the Goldwyn Merger, Goldwyn was renamed Goldwyn Entertainment Company. Holders of common stock received .3335 shares of the Company's common stock (the "Common Stock") for each share of Goldwyn Common Stock in accordance with a formula set forth in the Agreement and Plan of Merger relating to the Goldwyn Merger (the "Goldwyn Merger Agreement"). Pursuant to the Goldwyn Merger, the Company issued 3,130,277 shares of common stock.

    The purchase price, including the value of existing Goldwyn stock options and transaction costs related to the Goldwyn Merger, was approximately $43.8 million.

    Also on July 2, 1996, the Entertainment Group consummated the acquisition of MPCA (the "MPCA Merger," and, together with the Goldwyn Merger, the "July 2 Mergers") by merging the Company's recently formed subsidiary, MPCA Merger Corp., with MPCA. In connection with the MPCA Merger, the Company (i) issued 1,585,592 shares of common stock to MPCA's sole stockholders, and (ii) paid such stockholders approximately $1.2 million in additional consideration, consisting of promissory notes. The purchase price, including transaction costs, related to the acquisition of MPCA was approximately $21.9 million.

    The excess of the purchase price over the net fair value of liabilities assumed in the July 2 Mergers amounted to $125.4 million.

    Following the consummation of the July 2 Mergers, the Company contributed its interests in Goldwyn and MPCA to Orion, with Goldwyn and MPCA becoming wholly-owned subsidiaries of Orion. Orion, Goldwyn and MPCA are collectively referred to as the Entertainment Group. The July 2 Mergers have been recorded in accordance with the purchase method of accounting for business combinations. The purchase prices to acquire both Goldwyn and MPCA were allocated to the net assets acquired according to management's estimate of their respective fair values and the results of those purchased businesses have been included in the accompanying consolidated condensed financial statements from July 2, 1996, the date of acquisition.

    The following unaudited pro forma information illustrates the effect of the July 2 Mergers on revenues, loss from continuing operations, net loss and net loss per share for the years ended December 31, 1996 and 1995, and assumes that the July 2 Mergers occurred at the beginning of each period, the November 1 Merger occurred at the beginning of 1995, Snapper was included in consolidated results of operations at the beginning of 1995 and does not account for refinancing of certain indebtedness of Goldwyn and MPCA debt as discussed in
Note 9 (in thousands, except per share amounts):

                                                                        1996         1995
                                                                     -----------  -----------
                                                                     (UNAUDITED)  (UNAUDITED)
Revenues...........................................................   $ 397,410    $ 401,132
Loss from continuing operations....................................    (134,097)    (185,865)
Net loss...........................................................    (154,907)    (511,817)
Net loss per share.................................................   $   (2.73)   $  (10.76)

                      METROMEDIA INTERNATIONAL GROUP, INC.

4. SNAPPER, INC.

    In connection with the November 1 Merger, Snapper was classified as an asset held for sale. Subsequently, the Company has announced its intention not to continue to pursue its previously adopted plan to dispose of Snapper and to actively manage Snapper in order to grow and develop Snapper so as to maximize its long term value to the Company. Snapper has been included in the consolidated financial statements as of November 1, 1996. The allocation of the November 1, 1996 carrying value of Snapper, $73.8 million, which included an intercompany receivable of $23.8 million, is as follows (in thousands):

Cash..............................................................  $   7,395
Accounts receivable...............................................     36,544
Inventories.......................................................     51,707
Property, plant and equipment.....................................     29,118
Other assets......................................................        773
Accounts payable and accrued expenses.............................    (25,693)
Debt..............................................................    (40,059)
Other liabilities.................................................     (3,200)
                                                                    ---------
Excess of assets over liabilities.................................     56,585
Carrying value at November 1, 1996................................     73,800
                                                                    ---------
Excess of carrying value over fair value of net assets............  $  17,215
                                                                    ---------
                                                                    ---------

    The following table summarizes the operating results of Snapper for the ten-months ended October 31, 1996 and for the period November 1, 1995 to December 31, 1995 (in thousands):

                                                                           1996        1995
                                                                        ----------  ----------
Net sales.............................................................  $  130,623  $   14,385
Operating expenses....................................................     148,556      34,646
                                                                        ----------  ----------
Operating loss........................................................     (17,933)    (20,261)
Interest expense......................................................      (6,859)     (1,213)
Other income (expenses)...............................................       1,210        (259)
                                                                        ----------  ----------
Loss before taxes.....................................................     (23,582)    (21,733)
Income taxes..........................................................      --          --
                                                                        ----------  ----------
Net loss..............................................................  $  (23,582) $  (21,733)
                                                                        ----------  ----------
                                                                        ----------  ----------

    As part of Snapper's transition to the dealer-direct business, Snapper has from time to time reacquired the inventories and less frequently has purchased the accounts receivable of distributors it has canceled. The purchase of inventories is recorded by reducing sales for the amount credited to accounts receivable from the canceled distributor and recording the repurchased inventory at the lower of cost or market. During 1996 and 1995, 18 and 7 distributors were canceled, respectively. Inventories purchased

                      METROMEDIA INTERNATIONAL GROUP, INC.

4. SNAPPER, INC. (CONTINUED)
(and/or credited to the account of canceled distributors) under such arrangements amounted to (in thousands):

                                                                                 TEN-MONTHS
                                                               TWO-MONTHS           ENDED          TWO-MONTHS
                                                                  ENDED          OCTOBER 31,          ENDED
                                                            DECEMBER 31, 1996       1996        DECEMBER 31, 1995
                                                            -----------------  ---------------  -----------------
Inventories...............................................      $   2,438         $  15,550         $   4,596
Decrease in gross profit..................................          2,106             5,967             1,245

5. RDM SPORTS GROUP, INC.

    The Company has identified its investment in RDM as a non-strategic asset and the Company's investment in RDM is included in the balance sheet at December 31, 1996 and 1995 as an asset held for sale. As of November 1, 1995, the Company's investment in RDM was adjusted to the anticipated proceeds from its sale under the purchase method of accounting. Management regularly monitors and evaluates the net realizable value of its assets held for sale to determine whether their carrying values have been impaired. During 1996, the Company reduced the carrying value of its investment in RDM to $31.2 million. The Company's write-down of its investment in RDM of $16.3 million is reflected as a discontinued operation in the 1996 consolidated statement of operations. The Company intends to dispose of its RDM stock during 1997. The equity in earnings and losses of RDM have been excluded from the Company's results of operations since the November 1 Merger.

    As of December 31, 1996, the Company owned 39% of the issued and outstanding shares of RDM Common Stock based on approximately 49,507,000 shares of RDM Common Stock outstanding at November 8, 1996. Summarized financial information for RDM is shown below (in thousands):

                                                            AS OF, AND FOR
                                                                 THE          AS OF, AND FOR
                                                             NINE MONTHS           THE
                                                                ENDED           YEAR ENDED
                                                            SEPTEMBER 28,      DECEMBER 31,
                                                                 1996              1995
                                                           ----------------  ----------------
                                                             (UNAUDITED)
Net sales................................................     $  304,235        $  730,875
Gross profit.............................................         12,369            86,607
Interest expense.........................................         19,920            35,470
Gain on sale of subsidiaries.............................         98,475            --
Net income (loss)........................................            412           (51,004)
Current assets...........................................        209,272           406,586
Non-current assets.......................................         82,657           170,521
Current liabilities......................................        126,144           232,502
Non-current liabilities..................................        110,730           289,081
Total shareholders' equity...............................         55,055            55,524

6. FILM ACCOUNTS RECEIVABLE AND DEFERRED REVENUES

    Film accounts receivable consists primarily of trade receivables due from film distribution, including theatrical, home video, basic cable and pay television, network, television syndication, and other licensing sources which have payment terms generally covered under contractual arrangements. Film accounts

                      METROMEDIA INTERNATIONAL GROUP, INC.

6. FILM ACCOUNTS RECEIVABLE AND DEFERRED REVENUES (CONTINUED) receivable is stated net of an allowance for doubtful accounts of $11.6 million at both December 31, 1996 and 1995.

    The Entertainment Group has entered into contracts for licensing of theatrical and television product to the pay cable, home video and free television markets, for which the revenue and the related accounts receivable will be recorded in future periods when the films are available for broadcast or exploitation. These contracts, net of advance payments received and recorded in deferred revenues as described below, aggregated approximately $175.0 million at December 31, 1996. Included in this amount is $61.5 million of license fees for which the revenue and the related accounts receivable will be recorded only when the Entertainment Group produces or acquires new products.

    Deferred revenues consist principally of advance payments received on pay cable, home video and other television contracts for which the films are not yet available for broadcast or exploitation.

7. FILM INVENTORIES

    The following is an analysis of film inventories at December 31, 1996 and 1995 (in thousands):

                                                                           1996        1995
                                                                        ----------  ----------
Current:
Theatrical and television product released less amortization..........  $   60,377  $   59,430
Completed not released................................................       5,779      --
                                                                        ----------  ----------
                                                                            66,156      59,430

Non Current:
Theatrical and television product released less amortization..........     133,014     137,233
Completed not released................................................       2,476      --
In process and other..................................................      50,653      --
                                                                        ----------  ----------
                                                                           186,143     137,233
                                                                        ----------  ----------
                                                                        $  252,299  $  196,663
                                                                        ----------  ----------
                                                                        ----------  ----------

    The Entertainment Group has in prior years recorded substantial writeoffs to its released product. As a result, approximately one-half of the gross cost of film inventories are stated at estimated net realizable value and will not result in the recording of gross profit upon the recognition of related revenues in future periods. The Entertainment Group has amortized 94% of such gross cost of its film inventories. Approximately 98% of such gross film inventory costs will have been amortized by December 31, 1999. As of December 31, 1996, approximately 62% of the unamortized balance of such film inventories will be amortized within the next three-year period based upon the Company's revenue estimates at that date.

    For the year ended December 31, 1996 interest costs of $1.2 million were capitalized to film inventories.

                      METROMEDIA INTERNATIONAL GROUP, INC.

8. INVESTMENTS IN AND ADVANCES TO JOINT VENTURES

    The Communications Group has recorded its investments in Joint Ventures at cost, net of its equity in earnings or losses. Advances to the Joint Ventures under the line of credit agreements are reflected based on amounts recoverable under the credit agreement, plus accrued interest.

    Advances are made to Joint Ventures in the form of cash, for working capital purposes and for payment of expenses or capital expenditures, or in the form of equipment purchased on behalf of the Joint Ventures. Interest rates charged to the Joint Ventures under the credit agreement range from prime rate to prime rate plus 6%. The credit agreements generally provide for the payment of principal and interest from 90% of the Joint Ventures' available cash flow, as defined, prior to any substantial distributions of dividends to the Joint Venture partners. The Communications Group has entered into credit agreements with its Joint Ventures to provide up to $69.6 million in funding of which $18.9 million remains unfunded at December 31, 1996. Under its credit agreements the Communications Group's funding commitments are contingent on its approval of the Joint Ventures' business plans.

    At December 31, 1996 and 1995 the Communications Group's investments in the Joint Ventures, at cost, net of adjustments for its equity in earnings or losses, were as follows (in thousands):

                 INVESTMENTS IN AND ADVANCES TO JOINT VENTURES

                                                                                           YEAR             DATE
                                                                                          VENTURE        OPERATIONS
JOINT VENTURE (BY SERVICE TYPE)                  1996       1995        OWNERSHIP %       FORMED         COMMENCED
---------------------------------------------  ---------  ---------  -----------------  -----------  ------------------
WIRELESS CABLE TELEVISION
Kosmos TV, Moscow, Russia....................  $     759  $   4,317             50%           1991          1992
Baltcom TV, Riga, Latvia.....................      8,513      6,983             50%           1991          1992
Ayety TV, Tbilisi, Georgia...................      4,691      3,630             49%           1991          1993
Kamalak, Tashkent, Uzbekistan(1).............      6,031      3,731             50%           1992          1993
Sun TV, Kishinev, Moldova....................      3,590      1,613             50%           1993          1994
Alma-TV, Almaty, Kazakhstan(1)...............      2,840      1,318             50%           1994          1995
                                               ---------  ---------
                                                  26,424     21,592
                                               ---------  ---------
PAGING
Baltcom Paging, Tallinn, Estonia.............      3,154      2,585             39%           1992          1993
Baltcom Plus, Riga, Latvia...................      1,711      1,412             50%           1994          1995
Tbilisi Paging, Tbilisi, Georgia.............        829        619             45%           1993          1994
Raduga Paging, Nizhny Novgorod, Russia.......        450        364             45%           1993          1994
St. Petersburg Paging, St. Petersburg,
  Russia.....................................        963        527             40%           1994          1995
                                               ---------  ---------
                                                   7,107      5,507
                                               ---------  ---------
RADIO BROADCASTING
SAC, Moscow, Russia..........................     --          1,174             51%(2)        1994          1994
Eldoradio, St. Petersburg, Russia............        435        561             50%           1993          1995
Radio Socci, Socci, Russia...................        361        269             51%           1995          1995
                                               ---------  ---------
                                                     796      2,004
                                               ---------  ---------

                      METROMEDIA INTERNATIONAL GROUP, INC.

8. INVESTMENTS IN AND ADVANCES TO JOINT VENTURES (CONTINUED)

                                                                                           YEAR             DATE
                                                                                          VENTURE        OPERATIONS
JOINT VENTURE (BY SERVICE TYPE)                  1996       1995        OWNERSHIP %       FORMED         COMMENCED
---------------------------------------------  ---------  ---------  -----------------  -----------  ------------------
TELEPHONY
Telecom Georgia, Tbilisi, Georgia............      2,704      2,078             30%           1994          1994
Trunked mobile radio ventures................      2,049     --
                                               ---------  ---------
                                                   4,753      2,078
                                               ---------  ---------
PRE-OPERATIONAL
St. Petersburg Cable, St. Petersburg,
  Russia.....................................        554     --                 45%           1996    Pre-Operational
Minsk Cable, Minsk, Belarus..................      1,980        918             50%           1993    Pre-Operational
Kazpage, Kazakhstan..........................        350     --                 51%           1996    Pre-Operational
Magticom, Tbilisi, Georgia...................      2,450     --                 34%           1996    Pre-Operational
Batumi Paging, Batumi, Georgia...............        256     --                 35%           1996    Pre-Operatoinal
Balcom GSM...................................      7,874     --                 24%           1996    Pre-Operational
PRC Telephony ventures and equipment.........      9,712      2,378
Other........................................      3,191      2,457
                                               ---------  ---------
                                                  26,367      5,753
                                               ---------  ---------
Total........................................  $  65,447  $  36,934
                                               ---------  ---------
                                               ---------  ---------

------------------------

(1) Includes paging operations

(2) During 1996, the Communications Group purchased an additional 32% of SAC, increasing the ownership percentage to 83% and acquiring control of its business. Accordingly, this investment is now accounted for on a consolidated basis.

    The ability of the Communications Group and its Joint Ventures to establish profitable operations is subject to, among other things, special political, economic and social risks inherent in doing business in Eastern Europe, the republics of the former Soviet Union, the PRC and other selected emerging markets. These include matters arising out of government policies, economic conditions, imposition of taxes or other similar charges by governmental bodies, foreign exchange fluctuations and controls, civil disturbances, deprivation or unenforceability of contractual rights, and taking of property without fair compensation.

    MITI has obtained political risk insurance policies from the Overseas Private Investment Corporation ("OPIC") for two of its Joint Ventures. The policies cover loss of investment and losses due to business interruption caused by political violence or expropriation. Recently, the United States House of Representatives extended the insuring authority of OPIC for one year. If such authority is not further renewed, OPIC may be unable to write any new insurance policies or underwrite new investments.

    Summarized combined balance sheet financial information as of September 30, 1996 and 1995 and combined statement of operations financial information for the years ended September 30, 1996 and 1995

                      METROMEDIA INTERNATIONAL GROUP, INC.

8. INVESTMENTS IN AND ADVANCES TO JOINT VENTURES (CONTINUED) and for the nine months ended September 30, 1994 of Joint Ventures accounted for under the equity method that have commenced operations as of the dates indicated are as follows (in thousands):

COMBINED BALANCE SHEETS                                                                        1996        1995
------------------------------------------------------------------------------              ----------  ----------
Assets
Current assets................................................................              $   16,073  $    6,937
Investments in wireless systems and equipment.................................                  38,447      31,349
Other assets..................................................................                   3,100       2,940
                                                                                            ----------  ----------
Total Assets..................................................................              $   57,620  $   41,226
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Liabilities and Joint Ventures' Equity (Deficit)
Current liabilities...........................................................              $   18,544  $   10,954
Amount payable under MITI credit facility.....................................                  41,055      33,699
Other long-term liabilities...................................................                   6,043      --
                                                                                            ----------  ----------
                                                                                                65,642      44,653
Joint Ventures' Equity (Deficit)..............................................                  (8,022)     (3,427)
                                                                                            ----------  ----------
Total Liabilities and Joint Ventures' Equity (Deficit)........................              $   57,620  $   41,226
                                                                                            ----------  ----------
                                                                                            ----------  ----------

COMBINED STATEMENT OF OPERATIONS                                                   1996        1995        1994
------------------------------------------------------------------------------  ----------  ----------  ----------
Revenue.......................................................................  $   43,768  $   19,344  $    3,280
Expenses:
  Cost of service.............................................................      15,171       9,993       2,026
  Selling, general and administrative.........................................      23,387      11,746       2,411
  Depreciation and amortization...............................................       7,989       3,917       1,684
  Other.......................................................................       1,674      --             203
                                                                                ----------  ----------  ----------
Total expenses................................................................      48,221      25,656       6,324
                                                                                ----------  ----------  ----------
Operating loss................................................................      (4,453)     (6,312)     (3,044)
Interest expense..............................................................      (3,655)     (1,960)       (632)
Other income (expense)........................................................        (391)     (1,920)         47
Foreign currency translation..................................................        (356)       (203)         15
                                                                                ----------  ----------  ----------
Net loss......................................................................  $   (8,855) $  (10,395) $   (3,614)
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

    Financial information for Joint Ventures which are not yet operational is not included in the above summary. The Communication Group's investment in and advances to those Joint Ventures and for those entities whose venture agreements are not yet finalized at December 31, 1996 amounted to approximately $26.4 million.

                      METROMEDIA INTERNATIONAL GROUP, INC.

8. INVESTMENTS IN AND ADVANCES TO JOINT VENTURES (CONTINUED)
    The following table represents summary financial information for all operating entities being grouped as indicated as of and for the year ended December 31, 1996 and totals for the years ended December 31, 1995 and February 28, 1995 (in thousands):

                                                                                                      CALENDAR   CALENDAR   FISCAL
                                                       WIRELESS               RADIO                     1996       1995      1995
                                                       CABLE TV   PAGING   BROADCASTING   TELEPHONY    TOTAL      TOTAL      TOTAL
                                                       --------   -------  ------------   ---------   --------   --------   -------
CONSOLIDATED SUBSIDIARIES AND JOINT VENTURES
Revenues.............................................  $   170    $ 2,880    $ 9,363      $     52    $12,465(1) $ 4,569(1) $ 3,545
Depreciation and amortization........................      302        461        174             4        941        498        635
Operating income (loss) before taxes.................     (832)      (427)     2,102          (298)       545       (260)    (1,485)
Assets...............................................    2,017      3,232      3,483         2,179     10,911     10,397     12,795
Capital expenditures.................................    1,813        443        555             6      2,817        212        146

UNCONSOLIDATED EQUITY JOINT VENTURES
Revenues.............................................  $17,850    $ 5,207    $   504      $ 20,207    $43,768    $19,344    $ 3,280
Depreciation and amortization........................    5,816      1,030         33         1,110      7,989      3,917      1,684
Operating income (loss) before taxes.................   (4,398)    (1,276)      (492)        1,713     (4,453)    (6,312)    (3,044)
Assets...............................................   29,490      5,328        642        22,160     57,620     41,226     19,523
Capital expenditures.................................    7,889      1,238        234         2,096     11,457     21,446      8,333
Net investment in Joint Ventures.....................   26,424      7,107        796         4,753     39,080     29,824     18,603
Equity in earnings (losses) of consolidated
  investees..........................................   (7,281)    (1,950)    (2,152)          304    (11,079)    (7,981)    (2,257)

COMBINED
Revenues.............................................  $18,020    $ 8,087    $ 9,867      $ 20,259    $56,233    $23,913    $ 6,825
Depreciation and amortization........................    6,118      1,491        207         1,114      8,930      4,415      2,319
Operating income (loss) before taxes.................   (5,230)    (1,703)     1,610         1,415     (3,908)    (6,572)    (4,529)
Assets...............................................   31,507      8,560      4,125        24,339     68,531     51,623     32,318
Capital expenditures.................................    9,702      1,681        789         2,102     14,274     21,658      8,479
Subscribers (unaudited)..............................   69,118     44,836        n/a         6,642    120,596     52,360     17,773

------------------------

(1) Does not reflect revenues for the Communications Group's headquarters of approximately $1.6 million for calendar 1996 and $600,000 for calendar 1995.

                      METROMEDIA INTERNATIONAL GROUP, INC.

8. INVESTMENTS IN AND ADVANCES TO JOINT VENTURES (CONTINUED)
    The following table represents information about the Communication Group's operations in different geographic locations:

                                                                   REPUBLICS OF
                                                                      FORMER
                                                                   SOVIET UNION
                                                        UNITED         AND                     OTHER
                                                        STATES    EASTERN EUROPE     PRC      FOREIGN     TOTAL
                                                      ----------  --------------  ---------  ---------  ----------
Calendar
1996
Revenues............................................  $    1,582    $   12,413    $  --      $      52  $   14,047
Assets..............................................     118,670        61,319       10,105      4,911     195,005
                                                      ----------       -------    ---------  ---------  ----------
                                                      ----------       -------    ---------  ---------  ----------

Calendar
1995
Revenues............................................         589         4,569       --         --           5,158
Assets..............................................     119,280        39,269        2,384        156     161,089
                                                      ----------       -------    ---------  ---------  ----------
                                                      ----------       -------    ---------  ---------  ----------

Fiscal
1995
Revenues............................................         417         3,128       --         --           3,545
Assets..............................................      12,518        27,764       --         --          40,282
                                                      ----------       -------    ---------  ---------  ----------
                                                      ----------       -------    ---------  ---------  ----------

    In December 1995, the Communications Group and Protocall Ventures, Ltd. ("Protocall") executed a letter of intent together with a loan agreement. The letter of intent called for the Communications Group to loan up to $1.5 million to Protocall and negotiate for the purchase by the Communications Group from Protocall of 51% of Protocall for $2.6 million. This letter was amended on April 12, 1996 to allow for a total borrowing of $1.9 million against the purchase price and to increase the Communications Group's ownership to 56% of Protocall. Upon closing of the purchase agreement, the principal and accrued interest under the loan were offset against the purchase price otherwise payable to Protocall. On May 17, 1996 the acquisition of Protocall by the Communications Group was completed with final payment of $600,000 to Protocall and all prior amounts loaned to Protocol were offset against the purchase price of $2.6 million. The transaction was accounted for under the purchase method of accounting. Accordingly, the difference between the purchase price and the underlying equity in the net assets of Protocall of approximately $1.5 million has been allocated to goodwill and is being amortized over 25 years.

    In October 1996, The Communications Group entered into a Joint Venture agreement to design, construct, install and operate Magticom, a mobile radio network in Tbilisi, Georgia. The equity contribution to the Joint Venture is $5.0 million of which 49% was contributed by the Communications Group.

    In December 1996, the Communications Group, through its 50% owned Moldovan Joint Venture, Sun-TV, acquired the assets of Eurocable Moldova, Ltd., a wired cable television company with approximately 30,000 subscribers, for approximately $1.5 million.

    In January 1997, the Communication Group's 99% owned Joint Venture, Romsat Cable TV and Radio, S.A., acquired the cable-television assets of Standard Ideal Consulting, S.A., a wired cable television company located in Romania, with approximately 37,000 connected subscribers, for approximately $2.8 million.

                      METROMEDIA INTERNATIONAL GROUP, INC.

8. INVESTMENTS IN AND ADVANCES TO JOINT VENTURES (CONTINUED)
    On March 18, 1996 Metromedia Asia Limited ("MAC," a/k/a Metromedia Asia Corporation), entered into a Joint Venture agreement with Golden Cellular Communications, Ltd, ("GCC") a company located in the PRC. The purpose of the Joint Venture is to provide wireless local loop telephony equipment, network planning, technical support and training to domestic telephone operators throughout the PRC. Total required equity contributions to the venture is $8.0 million, 60% of which is to be contributed by MAC and 40% by GCC.

    The equipment contributed by MAC as an in-kind capital contribution must be verified by a Chinese registered accountant in order to obtain a business license. Although the capital verification process has not yet been successfully completed, MAC is continuing its efforts towards completion. Management believes that the capital verification will be completed successfully. In addition, GCC's potential customers require an allocation of an appropriate frequency spectrum to utilize the equipment contributed to the Venture.

    In February 1997, MAC acquired Asian American Telecommunications Corporation ("AAT") pursuant to a Business Combination Agreement (the "BCA") in which MAC and AAT agreed to combine their businesses and operations. Pursuant to the BCA, each AAT shareholder and warrant holder exchanged (the "Exchange") (i) one AAT common share for one share of MAC common stock, par value $.01 per share ("MAC Common Stock"), (ii) one warrant to acquire one AAT common share at an exercise price of $4.00 per share for one warrant to acquire one share of MAC Common Stock at an exercise price of $4.00 per share and (iii) one warrant to acquire one AAT common share at an exercise price of $6.00 per share for one warrant to acquire one share of MAC Common Stock at an exercise price of $6.00 per share. AAT is engaged in the development and construction of communications services in the PRC. AAT, through a joint venture, has a contract with one of the PRC's two major providers of telephony services to provide telecommunications services in the Sichuan Province of the PRC. This transaction will be accounted for under the purchase method of accounting with MAC as the acquiring entity. Since the consummation of the acquisition the Communications Group owns 57% of MAC.

    As a condition to the closing of the BCA, the Communications Group purchased from MAC, for an aggregate purchase price of $10.0 million, 3,000,000 shares of MAC's Class A Common Stock, par value $.01 per share (the "MAC Class A Common Stock") and 1,250,000 warrants to purchase an additional 1,250,000 shares of MAC Class A Common Stock, at an exercise price of $6.00 per share (the "MAC Purchase"). The securities received by the Communications Group in the MAC Purchase are not registered under the Securities Act, but have certain demand and piggyback registration rights as provided in the MAC Purchase Agreement.

                      METROMEDIA INTERNATIONAL GROUP, INC.

9. LONG-TERM DEBT

    Long-term Debt at December 31, 1996 and 1995 consisted of the following (in thousands):

                                                                                               1996        1995
                                                                                            ----------  ----------
MMG (EXCLUDING COMMUNICATIONS GROUP,
  ENTERTAINMENT GROUP AND SNAPPER)
MMG Credit Facility.......................................................................  $   --      $   28,754
6 1/2% Convertible Debentures due 2002, net of unamortized discount of $15,261 and
  $17,994.................................................................................      59,739      57,006
9 1/2% Debentures due 1998, net of unamortized discount of $86 and $140...................      59,398      59,344
9 7/8% Senior Debentures due 1997, net of unamortized premium
  of $38 and $217.........................................................................      15,038      18,217
10% Debentures due 1999...................................................................       5,467       6,075
MPCA Acquisition Notes Payable due 1997...................................................       1,179      --
6 1/4% Secured Note Payable due 1998......................................................         700       1,020
                                                                                            ----------  ----------
                                                                                               141,521     170,416
                                                                                            ----------  ----------
THE ENTERTAINMENT GROUP
Notes payable to banks under Credit, Security and Guaranty Agreements.....................     247,500     123,700
Other guarantees and contracts payable, net of unamortized discounts of $2,699 and
  $2,402..................................................................................      16,138       9,939
                                                                                            ----------  ----------
                                                                                               263,638     133,639
                                                                                            ----------  ----------
THE COMMUNICATIONS GROUP
Hungarian Foreign Trade Bank..............................................................         246         588
                                                                                            ----------  ----------
                                                                                                   246         588
                                                                                            ----------  ----------
SNAPPER
Snapper Revolver..........................................................................      46,419      --
Industrial Development Bonds..............................................................       1,050      --
                                                                                            ----------  ----------
                                                                                                47,469      --
                                                                                            ----------  ----------
Capital lease obligations, interest rates of 9% to 13%....................................       6,185      --
                                                                                            ----------  ----------
    Less: current portion.................................................................      55,638      40,597
                                                                                            ----------  ----------
    Long-term debt, net of current portion................................................  $  403,421  $  264,046
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    Aggregate annual repayments of long-term debt over the next five years and thereafter are as follows (in thousands):

1997..............................................................  $  56,138
1998..............................................................     93,293
1999..............................................................     83,464
2000..............................................................     32,042
2001..............................................................    130,530
Thereafter........................................................     81,600

                      METROMEDIA INTERNATIONAL GROUP, INC.

9. LONG-TERM DEBT (CONTINUED)
MMG DEBT (EXCLUDING THE COMMUNICATIONS GROUP, THE ENTERTAINMENT GROUP AND
  SNAPPER)

    In 1987 the Company issued $75.0 million of 6 1/2% Convertible Subordinated Debentures due in 2002 in the Euro-dollar market. The Debentures are convertible into common stock at a conversion price of $41 5/8 per share. At the Company's option, the Debentures may be redeemed at 100% plus accrued interest until maturity.

    The 9 1/2% Subordinated Debentures are due in 1998. These debentures do not require annual principal payments.

    The 9 7/8% Senior Subordinated Debentures are redeemable at the option of the Company, in whole or in part, at 100% of the principal amount plus accrued interest. Mandatory sinking fund payments of $3.0 million (which the Company may increase to $6.0 million annually) began in 1982 and are intended to retire, at par plus accrued interest, 75% of the issue prior to maturity. The Senior Subordinated Debentures were paid in March 1997.

    At the option of the Company, the 10% Subordinated Debentures are redeemable, in whole or in part, at the principal amount plus accrued interest. Mandatory sinking fund payments of 10% of the outstanding principal amount commenced in 1989, however, the Company receives credit for debentures redeemed or otherwise acquired in excess of sinking fund payments.

    During 1996 the Company repaid its outstanding balance of $28.8 million under its revolving Credit Facility.

    The carrying value of the Company's long-term and subordinated debt, including the current portion at December 31, 1996, approximates fair value. Estimated fair value is based on a discounted cash flow analysis using current incremental borrowing rates for similar types of agreements and quoted market prices for issues which are traded.

THE ENTERTAINMENT GROUP CREDIT FACILITY

    On July 2, 1996, the Entertainment Group entered into a credit agreement with Chase Bank as agent for a syndicate of lenders, pursuant to which the lenders provided to the Entertainment Group and its subsidiaries a $300 million credit facility (the "Entertainment Group Credit Facility"). The $300 million facility consists of a secured term loan of $200 million (the "Term Loan") and a revolving credit facility of $100 million, including a $10 million letter of credit subfacility, (the "Revolving Credit Facility"). Proceeds from the Term Loan and $24.0 million of the Revolving Credit Facility were used to refinance the existing indebtedness of Orion (the "Old Orion Credit Facility"), Goldwyn and MPCA. In connection with the refinancing of the Old Orion Credit Facility, the Entertainment Group expensed the deferred financing costs associated with the Old Orion Credit Facility and recorded an extraordinary loss of approximately $4.5 million.

    Borrowings under the Entertainment Group's Credit Facility which do not exceed the "borrowing base" as defined in the agreement will bear interest, at the Entertainment Group's option, at a rate of LIBOR plus 2.5% or Chase's alternative base rate plus 1.5%, and borrowings in excess of the borrowing base, which have the benefit of the guarantee referred to below, will bear interest, at the Entertainment Group's option, at a rate of LIBOR plus 1% or Chase's alternative base rate. The Term Loan has a final maturity date of June 30, 2001 and amortizes in 20 equal quarterly installments of $7.5 million commencing on September 30, 1996, with the remaining principal amount due at the final maturity date. If the

                      METROMEDIA INTERNATIONAL GROUP, INC.

9. LONG-TERM DEBT (CONTINUED)
outstanding balance under the Term Loan exceeds the borrowing base, the Company will be required to pay down such excess amount. The Term Loan and the Revolving Credit Facility are secured by a first priority lien on all of the stock of Orion and its subsidiaries and on substantially all of the Entertainment Group's assets, including its accounts receivable and film and television libraries. Amounts outstanding under the Revolving Credit Facility in excess of the applicable borrowing base are also guaranteed jointly and severally by Metromedia Company, and John W. Kluge, a general partner. To the extent the borrowing base exceeds the amount outstanding under the Term Loan, such excess will be used to support the Revolving Credit Facility so as to reduce the exposure of the guarantors under such facility.

    The Entertainment Group Credit Facility contains customary covenants including limitations on the issuance of additional indebtedness and guarantees, on the creation of new liens, development costs and budgets and other information regarding motion picture production and made-for television movies, the aggregate amount of unrecouped print and advertising costs the Entertainment Group may incur, on the amount of the Entertainment Group's leases, capital and overhead expenses (including specific limitations on the Entertainment Group's theatrical exhibition subsidiary's capital expenditures), prohibitions of the declaration of dividends or distributions by the Entertainment Group (except as defined in the agreement), limitations on the merger or consolidation of the Entertainment Group or the sale by the Entertainment Group of any substantial portion of its assets or stock and restrictions on the Entertainment Group's line of business, other than activities relating to the production, distribution and exhibition of entertainment product. The Entertainment Group's Credit Facility also contains financial covenants, including requiring maintenance by the Entertainment Group of certain cash flow and operational ratios.

    The Revolving Credit Facility contains certain events of default, including nonpayment of principal or interest on the facility, the occurrence of a "change of control" (as defined in the agreement) or an assertion by the guarantors of such facility that the guarantee of such facility is unenforceable. The Term Loan portion of the Entertainment Group's Credit Facility also contains a number of customary events of default, including non-payment of principal and interest and the occurrence of a "change of management" (as defined in the agreement), violation of covenants, falsity of representations and warranties in any material respect, certain cross-default and cross-acceleration provisions, and bankruptcy or insolvency of Orion or its material subsidiaries.

    At the November 1 Merger date (see Note 2), proceeds from the Old Orion Credit Facility as well as amounts advanced from MMG under a subordinated promissory note, were used to repay and terminate all outstanding Plan debt obligations ($210.7 million) and to pay certain transaction costs. To record the repayment and termination of the Plan debt, the Entertainment Group removed certain unamortized discounts associated with such obligations from its accounts and recognized an extraordinary loss of $32.4 million on the extinguishment of debt.

    It is assumed that the carrying value of the Entertainment Group's bank debt approximates its face value because it is a floating rate instrument.

THE COMMUNICATIONS GROUP DEBT

    A loan from the Hungarian Foreign Trade Bank, which bears interest at 34.5%, is due on September 14, 1997. The loan is a Hungarian Forint based loan and is secured by a letter of credit in the amount of $1.2 million.

                      METROMEDIA INTERNATIONAL GROUP, INC.

9. LONG-TERM DEBT (CONTINUED)
    On November 1, 1995, MMG issued 2,537,309 shares of common stock in repayment of $26.6 million of MITI notes payable.

    Included in interest expense for calendar 1996, calendar 1995 and fiscal 1995 are $107,000, $3.8 million and $430,000, respectively, of interest on amounts due to Metromedia Company, an affiliate of MMG.

SNAPPER DEBT

    On November 26, 1996, Snapper entered into a credit agreement (the "Snapper Credit Agreement") with AmSouth Bank of Alabama ("AmSouth"), pursuant to which AmSouth has agreed to make available to Snapper a revolving line of credit up to $55.0 million, upon the terms and subject to conditions contained in the Snapper Credit Agreement (the "Snapper Revolver") for a period ending on January 1, 1999 (the "Snapper Revolver Termination Date"). The Snapper Revolver is guaranteed by the Company.

    Interest under the Snapper Revolver is payable at Snapper's option at a rate equal to either (i) prime plus .5% (from November 26, 1996 through May 25, 1997) and prime plus 1.5% (from May 26, 1997 to the Snapper Revolver Termination Date) and (ii) LIBOR (as defined in the Snapper Credit Agreement) plus 2.5% (from November 26, 1996 through May 25, 1997) or LIBOR plus 3.5% (from May 26, 1997 to the Snapper Revolver Termination Date).

    The Snapper Revolver contains customary covenants, including delivery of certain monthly, quarterly and annual financial information, delivery of budgets and other information related to Snapper, limitations on Snapper's ability to
(i) sell, transfer, lease (including sale-leaseback) or otherwise dispose of all or any material portion of its assets or merge with any person; (ii) acquire an equity interest in another business; (iii) enter into any contracts, leases, sales or other transactions with any division or an affiliate of Snapper, without the prior written consent of AmSouth; (iv) declare or pay any dividends or make any distributions upon any of its stock or directly or indirectly apply any of its assets to the redemption, retirement, purchase or other acquisition of its stock; (v) make any payments to the Company on a subordinated promissory note issued by Snapper to the Company at any time (a) an Event of Default (as defined in the Snapper Credit Agreement) exists or would result because of such payment, (b) there would be less than $10 million available to Snapper under the terms of the Snapper Credit Agreement, (c) a single payment would exceed $3 million, (d) prior to January 1, 1998, and (e) such payment would occur more frequently than quarterly after January 1, 1998; (vi) make loans, issue additional indebtedness or make any guarantees. In addition, Snapper is required to maintain at all times as of the last day of each month a specified net worth. The Snapper Credit Agreement is secured by a first priority security interest in all of Snapper's assets and properties and is also entitled to the benefit of a replenishable $1.0 million cash collateral account, which was initially funded by Snapper. Under the Snapper Credit Agreement, AmSouth may draw upon amounts in the cash collateral account to satisfy any payment defaults by Snapper and Messrs. Kluge and Subotnick, general partners of Metromedia, are obligated to replenish such account any time amounts are so withdrawn up to the entire amount of the Snapper Revolver.

    Under the Snapper Credit Agreement, the following events, among others, each constitute an "Event of Default": (i) breach of any representation or warranty, certification or certain covenants made by Snapper or any due observance or performance to be observed or performed by Snapper; (ii) failure to pay within 5 days after payment is due; and (iii) a "change of control" shall occur. For purposes of the Snapper Credit Agreement, "change of control" means (i) a change of ownership of Snapper that results in the

                      METROMEDIA INTERNATIONAL GROUP, INC.

9. LONG-TERM DEBT (CONTINUED)
Company not owning at least 80% of all the outstanding stock of Snapper, (ii) a change of ownership of the Company that results in (a) Messrs. Kluge and Subotnick not having beneficial ownership or common voting power of at least 15% of the common voting power of the Company, (b) any person having more common voting power than Messrs. Kluge and Subotnick, or (c) any person other than Messrs. Kluge and Subotnick for any reason obtaining the right to appoint a majority of the board of directors of the Company.

    At December 31, 1996 Snapper was not in compliance with certain of these covenants. The Company and AmSouth have amended the Snapper Credit Agreement to provide for (i) an annual administrative fee to be paid on December 31, 1997,
(ii) an increase in Snapper's borrowing rates as of December 31, 1997 (from prime rate to prime rate plus 1.50% and from LIBOR plus 2.50% to LIBOR plus 4.00%), and (iii) an increase in Snapper's commitment fee as of December 31, 1997 from .50% per annum to .75% per annum. As part of the amendment to the Snapper Credit Agreement AmSouth waived: (i) the covenant defaults as of December 31, 1996, (ii) the $250,000 semi-annual administrative fee requirement which was set to commence on May 26, 1997 and (iii) the mandatory borrowing rate and commitment fee increase that was to occur on May 26, 1997. Furthermore, the amendment replaces certain existing financial covenants with covenants on minimum quarterly cash flow and equity requirements, as defined. In addition, the Company and AmSouth have agreed to the major terms and conditions of a $10.0 million credit facility. The closing of the credit facility shall remain subject to the delivery of satisfactory loan documentation.

    The $10.0 million working capital facility will: (i) have a PARI PASSU collateral interest (including rights under the Make-Whole and Pledge Agreement) with the Credit Facility, (ii) accrue interest on borrowings at AmSouth's prime rate, floating (same borrowing rate as the Credit Facility), (iii) become due and payable on October 1, 1997. As additional consideration for AmSouth making this new facility available, Snapper shall provide AmSouth with either: (i) the joint and several guarantees of Messrs. Kluge and Subotnick on the new facility only, or (ii) a $10.0 million interest-bearing deposit made by MMG at AmSouth (this deposit will not be specifically pledged to secure the Snapper facility or to secure MMG's obligations thereunder, but AmSouth shall have the right of offset against such deposit as granted by law and spelled out within the Credit Agreement).

    It is assumed that the carrying value of Snapper's bank debt approximates its face value because it is a floating rate instrument.

    In addition, Snapper has industrial development bonds with certain municipalities. The industrial development bonds mature in 1999 and 2001, and their interest rates range from 62% to 75% of the prime rate.

10. STOCKHOLDERS' EQUITY

PREFERRED STOCK

    There are 70,000,000 shares of Preferred Stock authorized, none of which were outstanding or designated as to a particular series at December 31, 1996.

                      METROMEDIA INTERNATIONAL GROUP, INC.

10. STOCKHOLDERS' EQUITY (CONTINUED)
COMMON STOCK

    On July 2, 1996, the Company completed a public offering of 18.4 million shares of common stock, generating net proceeds of approximately $190.6 million.

    On August 29, 1996, the Company increased the number of authorized shares of common stock from 110,000,000 to 400,000,000. At December 31, 1996 and 1995 and
February 28, 1995 there were 66,153,439, 42,613,738 and 20,934,898 shares issued and outstanding, respectively.

    At December 31, 1996, the Company has reserved for future issuance shares of Common Stock in connection with the plans and debentures listed below:

Stock option plans..............................................  10,067,603
6 1/2% Convertible Debentures...................................  1,801,802
Restricted stock plan...........................................    132,800
                                                                  ---------
                                                                  12,002,205
                                                                  ---------
                                                                  ---------

STOCK OPTION PLANS

    On August 29, 1996, the stockholders of MMG approved the Metromedia International Group, Inc. 1996 Incentive Stock Option Plan (the "MMG Plan"). The aggregate number of shares of common stock that may be the subject of awards under the MMG Plan is 8,000,000. The maximum number of shares which may be the subject of awards to any one grantee under the MMG Plan may not exceed 250,000 in the aggregate. The MMG Plan provides for the issuance of incentive stock options and nonqualified stock options. Incentive stock options may not be issued at a per share price less than the market value at the date of grant. Nonqualified stock options may be issued at prices and on terms determined in the case of each stock option grant. Stock options may be granted for terms of up to but not exceeding ten years and vest and become fully exercisable after four years from the date of grant. At December 31, 1996 there were 5,210,279 additional shares available for grant under the MMG Plan.

    Following the November 1 Merger, options granted pursuant to each of the MITI stock option plan and the Actava stock option plans and, following the Goldwyn Merger, the Goldwyn stock option plans were converted into stock options exercisable for common stock of MMG in accordance with their respective exchange ratios.

    The per share weighted-average fair value of stock options granted during 1996 was $7.36 on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions: expected volatility of 49%, expected dividend yield of zero percent, risk-free interest rate of 5.2% and an expected life of 7 years.

    The Company applies APB 25 in recording the value of stock options granted pursuant to its plans. No compensation cost has been recognized for stock options granted under the MMG Plan and compensation expense of $153,000 has been recorded for stock options under the MITI stock option plan in the financial statements. Had the Company determined compensation cost based on the fair value at the grant

                      METROMEDIA INTERNATIONAL GROUP, INC.

10. STOCKHOLDERS' EQUITY (CONTINUED)
date for its stock options under SFAS 123, the Company's net loss would have increased to the pro forma amounts indicated below (in thousands, except per share amount):

                                                                                      1996
                                                                                   -----------
Net loss.........................................................  As reported     $  (115,243)
                                                                   Pro forma       $  (118,966)
Primary loss per common share....................................  As reported     $     (2.12)
                                                                   Pro forma       $     (2.19)

    Pro forma net income reflects only options granted under the MMG Plan and MITI stock option plan in 1996. MITI and Actava stock options granted prior to the November 1 Merger were recorded at fair value. In addition, Goldwyn stock options granted prior to the Goldwyn Merger, were recorded at fair value and included in the Goldwyn purchase price.

    Stock option activity during the periods indicated is as follows:

                                                                              WEIGHTED AVERAGE
                                                           NUMBER OF SHARES     OPTION PRICE
                                                           -----------------  -----------------
Balance at December 31, 1994.............................         941,000         $    2.38
Transfer of Actava options in merger.....................         737,000         $    8.17
Options granted..........................................         367,000         $    5.41
Options exercised........................................         (93,000)        $    8.63
Options canceled.........................................         (89,000)        $    5.41
                                                           -----------------         ------
Balance at December 31, 1995.............................       1,863,000         $    4.81
Transfer of Goldwyn options in acquisition...............         202,000         $   23.33
Options granted..........................................       2,945,000         $   12.63
Options exercised........................................        (167,000)        $    7.46
Options canceled.........................................        (264,000)        $   13.03
                                                           -----------------         ------
Balance at December 31, 1996.............................       4,579,000         $   10.09
                                                           -----------------         ------
                                                           -----------------         ------

    At December 31, 1996 the range of exercise prices and the weighted-average remaining contractual lives of outstanding options was $1.08--$97.45 and 8.4 years, respectively.

    In addition to the MMG Plan, at December 31, 1996, there were 278,000 shares that may be the subject of awards under other existing stock option plans.

    At December 31, 1996 and 1995, the number of stock options exercisable was 2,031,000 and 1,214,000, respectively, and the weighted-average exercise price of these options was $7.92 and $3.97, respectively

    During 1994, an officer of the Communications Group was granted an option, not pursuant to any plan, to purchase 657,908 shares of common stock (the "MITI Options") at a purchase price of $1.08 per share. The MITI Options expire on September 30, 2004, or earlier if the officer's employment is terminated. Included in the fiscal 1995 statement of operations is $3.6 million of compensation expense in connection with these options.

                      METROMEDIA INTERNATIONAL GROUP, INC.

10. STOCKHOLDERS' EQUITY (CONTINUED)
    Prior to the November 1 Merger, an officer of Actava was granted an option, not pursuant to any plan, to purchase 300,000 shares of common stock (the "Actava Options") at a purchase price of $6.375 per share. The Actava Options expire on April 18, 2001.

    As part of the MPCA Merger, the Company issued 256,504 shares of restricted common stock to certain employees. The common stock vests on a pro-rata basis over a three year period ending in July 1999. The total market value of the shares at the time of issuance is treated as unearned compensation and is charged to expense over the vesting period. Unearned compensation charged to expense for the period ended December 31, 1996 was $529,000.

    On December 13, 1995, the Board of Directors of the Company terminated the Actava 1991 Non-Employee Director Stock Option Plan. The Company had previously reserved 150,000 shares for issuance upon the exercise of stock options granted under this plan and had granted 20,000 options thereunder.

    No shares have been granted under the Company's restricted stock plan during 1996 and 102,800 shares of common stock remain available under this plan.

11. INCOME TAXES

    The provision for income taxes for calendar 1996, calendar 1995 and fiscal 1995 all of which is current, consists of the following (in thousands):

                                                                                      CALENDAR     CALENDAR     FISCAL
                                                                                        1996         1995        1995
                                                                                     -----------  -----------  ---------
Federal............................................................................   $  --        $  --       $  --
State and local....................................................................         100          167         100
Foreign............................................................................       1,314          600       1,200
                                                                                     -----------       -----   ---------
Current............................................................................       1,414          767       1,300
Deferred...........................................................................      --           --          --
                                                                                     -----------       -----   ---------
                                                                                      $   1,414    $     767   $   1,300
                                                                                     -----------       -----   ---------
                                                                                     -----------       -----   ---------

    The provision for income taxes for calendar 1996, calendar 1995 and fiscal 1995 applies to continuing operations before discontinued operations and extraordinary items.

    The Federal income tax portion of the provision for income taxes includes the benefit of state income taxes provided. The Company recognizes investment tax credits on the flow-through method.

    The Company had pre-tax losses from foreign operations of $4.4 million, $1.9 million and $9.5 million in calendar 1996, calendar 1995 and fiscal 1995, respectively. Pre-tax losses from domestic operations were $88.6 million, $84.4 million and $58.6 million in calendar 1996, calendar 1995 and fiscal 1995, respectively.

    State and local income tax expense in calendar 1996, calendar 1995 and fiscal 1995 includes an estimate for franchise and other state tax levies required in jurisdictions which do not permit the utilization of the Company's net operating loss carryforwards to mitigate such taxes. Foreign tax expense in calendar 1996, calendar 1995 and fiscal 1995 reflects estimates of withholding and remittance taxes.

                      METROMEDIA INTERNATIONAL GROUP, INC.

11. INCOME TAXES (CONTINUED)

    The temporary differences and carryforwards which give rise to deferred tax assets and (liabilities) at December 31, 1996 and 1995 are as follows (in thousands):

                                                                                               1996        1995
                                                                                            ----------  ----------
Net operating loss carryforward...........................................................  $  237,713  $  241,877
Deferred income...........................................................................      29,183      22,196
Investment credit carryforward............................................................      25,000      28,000
Allowance for doubtful accounts...........................................................       7,471       4,395
Capital loss carryforward.................................................................       6,292       3,850
Film costs................................................................................     (29,412)     (1,832)
Shares payable............................................................................      21,228      15,670
Reserves for self-insurance...............................................................      10,415      10,970
Investment in equity investee.............................................................      12,325      22,146
Purchase of safe harbor lease investment..................................................      (7,903)     (9,115)
Minimum tax credit (AMT) carryforward.....................................................       8,805       8,805
Other reserves............................................................................      11,790       6,331
Other.....................................................................................      (2,628)      7,654
                                                                                            ----------  ----------
Subtotal before valuation allowance.......................................................     330,279     360,947
Valuation allowance.......................................................................    (330,279)   (360,947)
                                                                                            ----------  ----------
Deferred taxes............................................................................  $   --      $   --
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    The net change in the total valuation allowance for calendar 1996, calendar 1995 and fiscal 1995 was an increase (decrease) of ($30.7) million, $119.9 million and $51.3 million, respectively.

    The Company's provision (benefit) for income taxes for calendar 1996, calendar 1995 and fiscal 1995, differs from the provision (benefit) that would have resulted from applying the Federal statutory rates during those periods to income (loss) before the provision (benefit) for income taxes. The reasons for these differences are explained in the following table (in thousands):

                                                                                 CALENDAR    CALENDAR     FISCAL
                                                                                   1996        1995        1995
                                                                                ----------  ----------  ----------
Benefit based upon Federal statutory rate of 35%..............................  $  (32,556) $  (30,190) $  (23,839)
State taxes, net of Federal benefit...........................................          65         109          65
Foreign taxes in excess of Federal credit.....................................       1,314         600       1,200
Amortization of goodwill......................................................       2,510          17      --
Non-deductible direct expenses of chapter 11 filing...........................          76         448         214
Foreign operations............................................................       1,548         656      --
Current year operating loss not benefited.....................................      17,632      26,725      22,832
Equity in losses of Joint Ventures............................................      10,690       2,376         790
Other, net....................................................................         135          26          38
                                                                                ----------  ----------  ----------
Provision for income taxes....................................................  $    1,414  $      767  $    1,300
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

    At December 31, 1996 the Company had available net operating loss carryforwards, capital loss carryforwards, unused minimum tax credits and unused investment tax credits of approximately $615.0 million, $18.0 million, $9.0 million and $25.0 million, respectively, which can reduce future Federal income

                      METROMEDIA INTERNATIONAL GROUP, INC.

11. INCOME TAXES (CONTINUED)
taxes. These carryforwards and credits began to expire in 1996. The minimum tax credit may be carried forward indefinitely to offset regular tax in certain circumstances.

    The use by the Company of the Pre-November 1, 1995 net operating loss carryforwards reported by Orion, Actava, MITI and Sterling ("the Pre-November 1 Losses") (and the subsidiaries included in their respective affiliated groups of corporations which filed consolidated Federal income tax returns with Orion, Actava, MITI or Sterling as the parent corporations) are subject to certain limitations as a result of the November 1 Merger, respectively.

    Under Section 382 of the Internal Revenue Code, annual limitations generally apply to the use of the Pre-November 1 Losses by the Company. The annual limitations on the use of the Pre-November 1 Losses of Orion, Actava, MITI or Sterling by the Company approximate $11.9 million, $18.3 million, $10.0 million, $510,000 per year, respectively. To the extent Pre-November 1 Losses equal to the annual limitation with respect to Orion, Actava, MITI or Sterling are not used in any year, the unused amount is generally available to be carried forward and used to increase the applicable limitation in the succeeding year.

    The use of Pre-November 1 Losses of Orion, MITI and Sterling is also separately limited by the income and gains recognized by the corporations that were members of the Orion, MITI and Sterling affiliated groups, respectively. Under proposed Treasury regulations, such Pre-November 1 Losses of any such former members of any such group, are usable on an aggregate basis to the extent of the income and gains of such former members of such group.

    As a result of the November 1 Merger, the Company succeeded to approximately $92.2 million of Pre-November 1 Losses of the Actava Group. SFAS 109 requires assets acquired and liabilities assumed to be recorded at their "gross" fair value. Differences between the assigned values and tax bases of assets acquired and liabilities assumed in purchase business combinations are temporary differences under the provisions of SFAS 109. However, since all of the Actava intangibles have been eliminated, when the Pre-November 1 Losses are utilized they will reduce income tax expense.

12. EMPLOYEE BENEFIT PLANS

    Orion, MITI and Snapper have defined contribution plans which provide for discretionary annual contributions covering substantially all of their employees. Participating employees can defer receipt of up to 15% of their compensation, subject to certain limitations. Orion matches 50% of amounts contributed up to $1,000 per participant per plan year and may make discretionary contributions on an annual basis. MITI has the discretion to match amounts contributed by plan participants up to 3% of their compensation. Snapper's employer match is determined each year, and was 50% of the first 6% of compensation contributed by each participant for the period November 1, 1996 to December 31, 1996. The contribution expense for calendar 1996, calendar 1995 and fiscal 1995 was $375,000, $124,000 and $107,000, respectively.

    In addition, Snapper has a profit sharing plan covering substantially all non-bargaining unit employees. Contributions are made at the discretion of management. No profit sharing amounts were approved by management in 1996.

    Prior to the November 1 Merger, Actava had a noncontributory defined benefit plan which was "qualified" under Federal tax law and covered substantially all of Actava's employees. In addition, Actava had a "nonqualified" supplemental retirement plan which provided for the payment of benefits to certain

                      METROMEDIA INTERNATIONAL GROUP, INC.

12. EMPLOYEE BENEFIT PLANS (CONTINUED)
employees in excess of those payable by the qualified plans. Following the November 1 Merger (see Note 2), the Company froze the Actava noncontributory defined benefit plan and the Actava nonqualified supplemental retirement plan effective as of December 31, 1995. Employees no longer accumulate benefits under these plans.

    In connection with the November 1 Merger, the projected benefit obligation and fair value of plan assets were remeasured considering the Company's freezing of the plan. The excess of the projected benefit obligations over the fair value of plan assets in the amount of $4.9 million was recorded in the allocation of purchase price. The recognition of the net pension liability in the allocation of the purchase price eliminated any previously existing unrecognized gain or loss, prior service cost, and transition asset or obligation related to the acquired enterprise's pension plan.

    Snapper sponsors a defined benefit pension plan which covers substantially all bargaining unit employees. Benefits are based upon the employee's years of service multiplied by fixed dollar amounts. Snapper's funding policy is to contribute annually such amounts as are necessary to provide assets sufficient to meet the benefits to be paid to the plan's members and keep the plan actuarially sound.

    In addition, Snapper provides a group medical plan and life insurance coverage for certain employees subsequent to retirement. The plans have been funded on a pay-as-you-go (cash) basis. The plans are contributory, with retiree contributions adjusted annually, and contain other cost-sharing features such as deductibles, coinsurance, and life-time maximums. The plan accounting anticipates future cost-sharing changes that are consistent with Snapper's expressed intent to increase the retiree contribution rate annually for the expected medical trend rate for that year. The coordination of benefits with Medicare uses a supplemental, or exclusion of benefits, approach. Snapper funds the excess of the cost of benefits under the plans over the participants' contributions as the costs are incurred.

    The net periodic pension cost and net periodic post-retirement benefit cost (income) for the year ended December 31, 1996 amounts to $128,000 and ($104,000), respectively. Snapper's defined benefit plan's projected benefit obligation and fair value of plan assets at December 31 were $5.4 million and $6.7 million, respectively. Accrued post-retirement benefit cost at December 31, 1996 was $3.1 million. Disclosures regarding the funded status of the plan have not been included herein because they are not material to the Company's consolidated financial statements at December 31, 1996.

13. BUSINESS SEGMENT DATA

    The business activities of the Company constitute three business segments (see Note 1) and are set forth in the following table (in thousands):

                      METROMEDIA INTERNATIONAL GROUP, INC.

13. BUSINESS SEGMENT DATA (CONTINUED)
                             BUSINESS SEGMENT DATA

                                                                                CALENDAR    CALENDAR     FISCAL
                                                                                  1996        1995        1995
                                                                               ----------  ----------  ----------
Entertainment Group:
  Net revenues...............................................................  $  165,164  $  133,812  $  191,244
  Direct operating costs.....................................................    (164,016)   (157,000)   (210,365)
  Depreciation and amortization..............................................      (5,555)       (694)       (767)
                                                                               ----------  ----------  ----------
  Loss from operations.......................................................      (4,407)    (23,882)    (19,888)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
  Assets at year end.........................................................     490,288     283,093     351,588
  Capital expenditures.......................................................       3,648       1,151       1,198
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Communications Group:
  Net revenues...............................................................      14,047       5,158       3,545
  Direct operating costs.....................................................     (39,021)    (26,803)    (19,067)
  Depreciation and amortization..............................................      (6,403)     (2,101)     (1,149)
                                                                               ----------  ----------  ----------
  Loss from operations.......................................................     (31,377)    (23,746)    (16,671)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
  Equity in losses of Joint Ventures.........................................     (11,079)     (7,981)     (2,257)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
  Assets at year end.........................................................     195,005     161,089      40,282
  Capital expenditures.......................................................       3,829       2,324       3,610
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Snapper (1):
  Net revenues...............................................................      22,544      --          --
  Direct operating costs.....................................................     (30,653)     --          --
  Depreciation and amortization..............................................      (1,256)     --          --
                                                                               ----------  ----------  ----------
  Loss from operations.......................................................      (9,365)     --          --
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
  Assets at year end.........................................................     140,327      --          --
  Capital expenditures.......................................................       1,252      --          --
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Headquarters and Eliminations:
  Net revenues...............................................................      --          --          --
  Direct operating costs.....................................................      (9,355)     (1,109)     --
  Depreciation and amortization..............................................         (18)     --          --
                                                                               ----------  ----------  ----------
  Income from operations.....................................................      (9,373)     (1,109)     --
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
  Assets at year end including discounted operations and eliminations........     119,120     155,456      --
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

                      METROMEDIA INTERNATIONAL GROUP, INC.

13. BUSINESS SEGMENT DATA (CONTINUED)

                                                                                CALENDAR    CALENDAR     FISCAL
                                                                                  1996        1995        1995
                                                                               ----------  ----------  ----------
Consolidated--Continuing Operations:
  Net revenues...............................................................     201,755     138,970     194,789
  Direct operating costs.....................................................    (243,045)   (184,912)   (229,432)
  Depreciation and amortization..............................................     (13,232)     (2,795)     (1,916)
                                                                               ----------  ----------  ----------
  Loss from operations.......................................................     (54,522)    (48,737)    (36,559)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
  Equity in losses of Joint Ventures.........................................     (11,079)     (7,981)     (2,257)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
  Assets at year end.........................................................  $  944,740  $  599,638  $  391,870
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
  Capital expenditures.......................................................  $    8,729  $    3,475  $    4,808
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

------------------------

(1) Represents operations from November 1, 1996 to December 31, 1996.

    The sources of the Company's revenues from continuing operations by market for each of the last three fiscal years are set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations". The Company derives significant revenues from the foreign distribution of its theatrical motion pictures and television programming. The following table sets forth the Entertainment Group's export sales from continuing operations by major geographic area for each of the last three fiscal years (in thousands):

                                                                   CALENDAR   CALENDAR    FISCAL
                                                                     1996       1995       1995
                                                                   ---------  ---------  ---------
CANADA...........................................................  $   1,995  $   4,150  $   3,862
EUROPE...........................................................     32,699     32,126     36,532
MEXICO AND SOUTH AMERICA.........................................      3,151      2,454      4,586
ASIA AND AUSTRALIA...............................................      8,669      8,841     13,820
                                                                   ---------  ---------  ---------
                                                                   $  46,515  $  47,571  $  58,800
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    Revenues and assets of the Communications Group's foreign operations are disclosed in Note 8.

    Showtime Networks, Inc. ("Showtime") and Lifetime Television ("Lifetime") have been significant customers of the Company. During calendar 1996, calendar 1995 and fiscal 1995, the Company recorded approximately $800,000, $15.4 million and $45.5 million, respectively, of revenues under its pay cable agreement with Showtime, and during calendar 1996, calendar 1995 and fiscal 1995, the Company recorded approximately $1.9 million, $15.0 million and $12.5 million of revenues, respectively, under its basic cable agreement with Lifetime.

14. COMMITMENTS AND CONTINGENT LIABILITIES

COMMITMENTS

    The Company is obligated under various operating and capital leases. Total rent expense amounted to $5.7 million, $2.6 million and $2.3 million in calendar 1996, calendar 1995, and fiscal 1995, respectively.

                      METROMEDIA INTERNATIONAL GROUP, INC.

14. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)
Plant, property and equipment included capital leases of $7.2 million and related accumulated amortization of $1.4 million at December 31, 1996.

    Minimum rental commitments under noncancellable leases are set forth in the following table (in thousands):

                                                                        CAPITAL     OPERATING
YEAR                                                                    LEASES       LEASES
---------------------------------------------------------------------  ---------  -------------
1997.................................................................  $   1,049    $   8,731
1998.................................................................      1,049        7,314
1999.................................................................      1,515        5,598
2000.................................................................        833        4,866
2001.................................................................        538        4,757
Thereafter...........................................................      8,761       24,187
                                                                       ---------  -------------
Total................................................................     13,745    $  55,453
                                                                                  -------------
                                                                                  -------------
Less: amount representing interest...................................     (7,560)
                                                                       ---------
Present value of future minimum lease payments.......................  $   6,185
                                                                       ---------
                                                                       ---------

    The Company and certain of its subsidiaries have employment contracts with various officers, with remaining terms of up to five years, at amounts approximating their current levels of compensation. The Company's remaining aggregate commitment at December 31, 1996 under such contracts is approximately $30.3 million.

    In addition, the Company and certain of its subsidiaries have postemployment contracts with various officers. The Company's remaining aggregate commitment at December 31, 1996 under such contracts is approximately $1.1 million.

    The Company pays a management fee to Metromedia Company for certain general and administrative services provided by Metromedia Company personnel. Such management fee amounted to $1.5 million in calendar 1996 and $250,000 for the period November 1, 1995 to December 31, 1995. The management fee commitment for the year ended December 31, 1997 is $3.3 million.

    Snapper has entered into various long-term manufacturing and purchase agreements with certain vendors for the purchase of manufactured products and raw materials. As of December 31, 1996, noncancelable commitments under these agreements amounted to approximately $25.0 million.

    Snapper has an agreement with a financial institution which makes available floor plan financing to distributors and dealers of Snapper products. This agreement provides financing for dealer inventories and accelerates Snapper's cash flow. Under the terms of the agreement, a default in payment by a dealer is nonrecourse to both the distributor and to Snapper. However, the distributor is obligated to repurchase any equipment recovered from the dealer and Snapper is obligated to repurchase the recovered equipment if the distributor defaults. At December 31, 1996, there was approximately, $35.3 million outstanding under this floor plan financing arrangement.

                      METROMEDIA INTERNATIONAL GROUP, INC.

14. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)
CONTINGENCIES

    The licenses pursuant to which the Communications Group's businesses operate are issued for limited periods. Certain of these licenses expire over the next several years. Two of the licenses held by the Communications Group have recently expired, although the Communications Group has been permitted to continue operations while the reissuance is pending. The Communications Group has applied for renewals and expects new licenses to be issued. Six other licenses held or used by the Communications Group will expire in 1997. While there can be no assurance on this matter, based on past experience, the Communications Group expects that all of these licenses will be renewed.

    At December 31, 1996 the Company had $17.8 million of outstanding letters of credit which principally collateralizes certain liabilities under the Company's self-insurance program.

    The Company may also be materially and adversely affected by laws restricting foreign investment in the field of communications. Certain countries have extensive restrictions on foreign investment in the communications field and the Communications Group is attempting to structure its prospective projects in order to comply with such laws. However, there can be no assurance that such legal and regulatory restrictions will not increase in the future or, as currently promulgated, will not be interpreted in a manner giving rise to tighter restrictions, and thus may have a material adverse effect on the Company's prospective projects in the country. The Russian Federation has periodically proposed legislation that would limit the ownership percentage that foreign companies can have in communications businesses. While such proposed legislation has not been made into law, it is possible that such legislation could be enacted in Russia and/or that other countries in Eastern Europe and the republics of the former Soviet Union may enact similar legislation which could have a material adverse effect on the business, operations, financial condition or prospects of the Company. Such legislation could be similar to United States Federal law which limits the foreign ownership in entities owning broadcasting licenses. Similarly, PRC law and regulation restrict and prohibit foreign companies or joint ventures in which they participate from providing telephony service to customers in the PRC and generally limit the role that foreign companies or their joint ventures may play in the telecommunications industry. As a result, a Communications Group affiliate that has invested in the PRC must structure its transactions as a provider of telephony equipment and technical support services as opposed to a direct provider of such services. In addition, there is no way of predicting whether additional foreign ownership limitations will be enacted in any of the Communications Group's markets, or whether any such law, if enacted, will force the Communications Group to reduce or restructure its ownership interest in any of the ventures in which the Communications Group currently has an ownership interest. If foreign ownership limitations are enacted in any of the Communications Group's markets and the Communications Group is required to reduce or restructure its ownership interests in any ventures, it is unclear how such reduction or restructuring would be implemented, or what impact such reduction or restructuring would have on the Communications Group.

    The Republic of Latvia passed legislation in September, 1995 which purports to limit to 20% the interest which a foreign person is permitted to own in entities engaged in certain communications businesses such as radio, cable television and other systems of broadcasting. This legislation will require the Communications Group to reduce to 20% its existing ownership interest in Joint Ventures which operate a wireless cable television system and an FM radio station in Riga, Latvia. Management believes that the ultimate outcome of this matter will not have a material adverse impact on the Company's financial position and results of operations.

                      METROMEDIA INTERNATIONAL GROUP, INC.

14. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)
ACQUISITION COMMITMENTS

    During December 1995, the Communications Group and the shareholders of AS Trio LSL, executed a letter of intent together with a loan agreement. The letter of intent states that the Communications Group will loan up to $1.0 million to the shareholders and negotiate for the purchase of AS Trio LSL. Upon closing of the purchase agreement, the principal and accrued interest under the loan will be applied to the purchase price.

    In connection with the Communications Group's activities directed at entering into joint venture agreements in the Pacific Rim, MAC has entered into certain agreements with Communications Technology International, Inc., ("CTI"), owner of 7% of the equity of MAC. Under these agreements, MAC has agreed to loan up to $2.5 million to CTI which would be used to fund certain of CTI's operations in the Pacific Rim, and permit CTI to purchase up to an additional 7% of the equity of MAC provided that CTI is successful in obtaining rights to operate certain services, as defined, and MAC is provided with the right to participate in the operation of such services. MAC has also agreed to loan the funds required to purchase the equity interests in MAC to CTI. No amounts have been loaned under this provision as of December 31, 1996.

LITIGATION

 FUQUA INDUSTRIES, INC. SHAREHOLDER LITIGATION

    Between February 25, 1991 and March 4, 1991, three lawsuits were filed against the Company (formerly named Fuqua Industries, Inc.) in the Delaware Chancery Court. On May 1, 1991, these three lawsuits were consolidated by the Delaware Chancery Court in re Fuqua Industries, Inc. Shareholders Litigation, Civil Action No. 11974. The named defendants are certain current and former members of the Company's Board of Directors and certain former members of the Board of Directors of Intermark, Inc. ("Intermark"). Intermark is a predecessor to Triton Group Ltd., which at one time owned approximately 25% of the outstanding shares of the Company's Common Stock. The Company was named as a nominal defendant in this lawsuit. The action was brought derivatively in the right of and on behalf of the Company and purportedly was filed as a class action lawsuit on behalf of all holders of the Company's Common Stock other than the defendants. The complaint alleges, among other things, a long-standing pattern and practice by the defendants of misusing and abusing their power as directors and insiders of the Company by manipulating the affairs of the Company to the detriment of the Company's past and present stockholders. The complaint seeks (i) monetary damages from the director defendants, including a joint and several judgment for $15.7 million for alleged improper profits obtained by Mr. J.B. Fuqua in connection with the sale of his shares in the Company to Intermark; (ii) injunctive relief against the Company, Intermark and its former directors, including a prohibition against approving or entering into any business combination with Intermark without specified approval; and (iii) costs of suit and attorneys' fees. On December 28, 1995, the plaintiffs filed a consolidated second amended derivative and class action complaint, purporting to assert additional facts in support of their claim regarding an alleged plan, but deleting their prior request for injunctive relief. On January 31, 1996, all defendants moved to dismiss the second amended complaint and filed a brief in support of that motion. A hearing regarding the motion to dismiss was held on November 6, 1996; the decision relating to the motion is pending.

                      METROMEDIA INTERNATIONAL GROUP, INC.

14. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)
 MICHAEL SHORES V. SAMUEL GOLDWYN COMPANY

    On May 20, 1996 a purported class action lawsuit against Goldwyn and its directors was filed in the Superior Court of the State of California for the County of Los Angeles in Michael Shores v. Samuel Goldwyn Company, et. al., case no. BC 150360. In the complaint, the plaintiff alleged that Goldwyn's Board of Directors breached its fiduciary duties to the stockholders of Goldwyn by agreeing to sell Goldwyn to the Company at a premium, yet providing Mr. Samuel Goldwyn, Jr., the Samuel Goldwyn Family Trust and Mr. Meyer Gottlieb with additional consideration, and sought to enjoin consummation of the Goldwyn Merger. The Company believes that the suit is without merit and intends to vigorously defend such action.

    The Company and its subsidiaries are contingently liable with respect to various matters, including litigation in the ordinary course of business and otherwise. Some of the pleadings in the various litigation matters contain prayers for material awards. Based upon management's review of the underlying facts and circumstances and consultation with counsel, management believes such matters will not result in significant additional liabilities which would have a material adverse effect upon the consolidated financial position or results of operations of the Company.

ENVIRONMENTAL PROTECTION

    Snapper's manufacturing plant is subject to federal, state and local environmental laws and regulations. Compliance with such laws and regulations has not, and is not expected to, materially affect Snapper's competitive position. Snapper's capital expenditures for environmental control facilities, its incremental operating costs in connection therewith and Snapper's environmental compliance costs were not material in 1996 and are not expected to be material in future years.

    The Company has agreed to indemnify the purchaser of a former subsidiary of the Company for certain obligations, liabilities and costs incurred by such subsidiary arising out of environmental conditions existing on or prior to the date on which the subsidiary was sold by the Company. The Company sold the subsidiary in 1987. Since that time, the Company has been involved in various environmental matters involving property owned and operated by the subsidiary, including clean-up efforts at landfill sites and the remediation of groundwater contamination. The costs incurred by the Company with respect to these matters have not been material during any year through and including the fiscal year ended December 31, 1996. As of December 31, 1996, the Company had a remaining reserve of approximately $1.3 million to cover its obligations of its former subsidiary. During 1995, the Company was notified by certain potentially responsible parties at a superfund site in Michigan that the former subsidiary may be a potentially responsible party at such site. The former subsidiary's liability, if any, has not been determined but the Company believes that such liability will not be material.

    The Company, through a wholly-owned subsidiary, owns approximately 17 acres of real property located in Opelika, Alabama (the "Opelika Property"). The Opelika Property was formerly owned by Diversified Products Corporation, a former subsidiary of the Company ("DP"), and was transferred to a wholly-owned subsidiary of the Company in connection with the sale of the Company's former sporting goods business to RDM DP previously used the Opelika Property as a storage area for stockpiling cement, sand, and mill scale materials needed for or resulting from the manufacture of exercise weights. In June 1994, DP discontinued the manufacture of exercise weights and no longer needed to use the Opelika Property as a storage area. In connection with the sale to RDM, RDM and the Company agreed that the

                      METROMEDIA INTERNATIONAL GROUP, INC.

14. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)
Company, through a wholly-owned subsidiary, would acquire the Opelika Property, together with any related permits, licenses, and other authorizations under federal, state and local laws governing pollution or protection of the environment. In connection with the closing of the sale, the Company and RDM entered into an Environmental Indemnity Agreement (the "Indemnity Agreement") under which the Company agreed to indemnify RDM for costs and liabilities resulting from the presence on or migration of regulated materials from the Opelika Property. The Company's obligations under the Indemnity Agreement with respect to the Opelika Property are not limited. The Indemnity Agreement does not cover environmental liabilities relating to any property now or previously owned by DP except for the Opelika Property.

    The Company believes that the reserves of approximately $1.8 million previously established by the Company for the Opelika Property will be adequate to cover the cost of the remediation plan that has been developed.

15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

    Selected financial information for the quarterly periods in calendar 1996 and 1995 is presented below (in thousands, except per-share amounts):

                                                                FIRST QUARTER OF        SECOND QUARTER OF
                                                             ----------------------  -----------------------
                                                                1996        1995        1996        1995
                                                             ----------  ----------  ----------  -----------
Revenues...................................................  $   30,808  $   37,678  $   37,988  $    40,755
Operating loss.............................................     (10,124)    (11,459 (a)    (10,154)      (7,628)
Interest expense, net......................................       7,034       8,119       6,520        7,353
Equity interest in losses of Joint Ventures................      (1,783)       (588)     (1,985)      (1,633)
Net loss...................................................     (19,141)    (20,366)    (18,850)     (16,714)
Primary loss per common share: Net loss....................  $    (0.45) $    (0.97) $    (0.44) $     (0.80)

                      METROMEDIA INTERNATIONAL GROUP, INC.

15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

                                                                THIRD QUARTER OF        FOURTH QUARTER OF
                                                             ----------------------  -----------------------
                                                              1996(B)       1995      1996(E)       1995
                                                             ----------  ----------  ----------  -----------
Revenues...................................................  $   44,379  $   35,468  $   88,580  $    25,069
Operating loss.............................................     (12,573)     (7,004)    (21,671)     (22,646)(f)
Interest expense, net......................................       6,862       7,574       7,002        6,493
Equity interest in losses of Joint Ventures................      (2,292)     (1,568)     (5,019)      (4,192)
Loss before discontinued operations and extraordinary
  item.....................................................     (22,050)    (16,146)    (34,392)     (33,798)
Loss on disposal of discontinued operations................     (16,305 (c)     --       --         (293,570)(g)
Loss on early extinguishment of debt.......................      (4,505 (d)     --       --          (32,382)(h)
Net loss...................................................     (42,860)    (16,146)    (34,392)    (359,750)

Primary loss per common share:
  Continuing operations....................................  $    (0.34) $    (0.77) $    (0.52) $     (0.96)
  Discontinued operations..................................  $    (0.25) $   --      $   --      $     (8.30)
  Extraordinary item.......................................  $    (0.07) $   --      $   --      $     (0.92)
  Net loss.................................................  $    (0.66) $    (0.77) $    (0.52) $    (10.18)

------------------------

(a) Includes $5.4 million of writedowns to previously released film product.

(b) Reflects the acquisition of Goldwyn and MPCA on July 2, 1996.

(c) Reflects the writedown of the Company's investment in RDM.

(d) In connection with the refinancing of the Orion Credit Facility, the Company expensed deferred financing costs of $4.5 million.

(e) Reflects the consolidation of Snapper as of November 1, 1996.

(f) Includes writedowns to estimated realizable value of $3.0 million for unreleased theatrical product and $4.8 million for writedowns of previously released product.

(g) Represents the excess of the allocated purchase price attributed to Snapper in the November 1 Merger, over the estimated cash flows from the operations and the anticipated sale of Snapper.

(h) Orion removed certain unamortized discounts associated with such obligations from the accounts and recognized an extraordinary loss on the extinguishment of debt.

    The quarterly financial information for calendar 1995 presented above differs from amounts previously reported in Orion's quarterly financial statements due to the restatement of historical financial statements to account for the common control merger with MITI (see Note 2). In addition, Orion's previously filed fiscal 1996 quarters have been restated and presented on a calendar year basis in calendar 1995.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO BUY OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS

                                                    PAGE
Prospectus Summary..............................          3
Risk Factors....................................         14
Use of Proceeds.................................         23
Price Range of Common Stock and Dividend
  Policy........................................         23
Capitalization..................................         24
Pro Forma Consolidated Condensed Financial
  Information of the Company....................         25
Selected Consolidated Financial Data............         28
Management's Discussion and Analysis of
  Financial Condition...........................         29
Business........................................         46
Management......................................         73
Principal Stockholders..........................         76
Description of the Preferred Stock..............         78
Description of the Common Stock.................         86
Description of Principal Indebtedness...........         88
Certain Federal Income Tax Consequences.........         91
Underwriting....................................         95
Legal Matters...................................         96
Experts.........................................         96
Special Note Regarding Forward-Looking
  Statements....................................         96
Available Information...........................         97
Information Incorporated by Reference...........         97
Index to Financial Statements...................        F-1

                                2,500,000 SHARES
                                     [LOGO]
                             % CUMULATIVE CONVERTIBLE
                                PREFERRED STOCK

                                 --------------

                                   PROSPECTUS
                               -----------------

                          DONALDSON, LUFKIN & JENRETTE

                             SECURITIES CORPORATION

                              GOLDMAN, SACHS & CO.
                           BT SECURITIES CORPORATION

                                       , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby, all of which expenses, except for the Commission registration fee and the National Association of Securities Dealers, Inc. ("NASD") filing fee, are estimated:

Commission registration fee......................................  $  43,561
NASD filing fee..................................................     14,875
AMEX listing fees................................................      *
Printing expenses................................................      *
Legal fees and expenses (other than Blue Sky)....................      *
Accounting fees and expenses.....................................      *
Blue Sky fees and expenses (including legal fees)................      *
Miscellaneous....................................................      *
                                                                   ---------
      Total......................................................  $   *
                                                                   ---------
                                                                   ---------

------------------------

*   To be completed by amendment

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include judgments, fines, amounts paid in settlement and expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, with respect to criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify its officers and directors against expenses actually and reasonably incurred by them in connection with an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred in connection therewith.

    Section 102(b)(7) of the Delaware Law further provides that a corporation in its certificate of incorporation may eliminate or limit the personal liability of its directors to the corporation or its stockholders for breach of their fiduciary duties in certain circumstances.

    In accordance with Section 145 of the Delaware Law, the Company's Restated Certificate of Incorporation provides that the Company shall indemnify its officers and directors against, among other things, any and all judgments, fines, penalties, amounts paid in settlements and expenses paid or incurred by virtue of the fact that such officer or director was acting in such capacity to the extent not prohibited by law.

    In addition, as permitted by Section 102(b)(7) of the Delaware Law, the Company's Restated Certificate of Incorporation contains a provision limiting the personal liability of the Company's directors for violations of their fiduciary duties to the fullest extent permitted by the Delaware Law. This provision eliminates each director's liability to the Company or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law, or (iv) for any transaction from which a director derived an improper personal benefit. The general effect of this provision is to eliminate a director's personal liability for monetary damages for actions involving a breach of his or her fiduciary duty of care, including any such actions involving gross negligence.

    Also, in accordance with the Delaware Law and pursuant to the Company's Restated Certificate of Incorporation, the Company is authorized to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Company would have the power to indemnify such person against liability under the Delaware Law.

    The Company has entered into agreements (the "Indemnification Agreements") with certain directors and officers of the Company (the "Indemnified Parties") which require the Company to indemnify each Indemnified Party against, and to advance expenses incurred by each Indemnified Party in the defense of, any claim arising out of his or her employment to the fullest extent permitted under law. The Indemnification Agreements also provide, among other things, for (i) advancement by the Company of expenses incurred by the director or officer in defending certain litigation, (ii) the appointment of an independent legal counsel to determine whether the director or officer is entitled to indemnity and (iii) the continued maintenance by the Company of directors' and officers' liability insurance providing each director or officer who is a party to any such agreement with $5 million of primary coverage and an excess policy providing $5 million of additional coverage. These Indemnification Agreements were approved by the stockholders at the Company's 1993 Annual Meeting of Stockholders.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    A. EXHIBITS

    The exhibits listed below are filed as part of or incorporated by reference in this Registration Statement. Where such filing is made by incorporation by reference to a previously filed report, such report is identified in parentheses. See the Index of Exhibits included with the exhibits filed as part of this Registration Statement.

 EXHIBIT
 NUMBER                                                   DESCRIPTION
---------  ---------------------------------------------------------------------------------------------------------
  1**      Form of Underwriting Agreement.
    4.1**  Form of Certificate of Designation of the    % Cumulative Convertible Preferred Stock of the Company.
  5**      Opinion of Paul, Weiss, Rifkind, Wharton & Garrison regarding the legality of the securities being registered.
   23.1*   Consent of KPMG Peat Marwick LLP regarding the Registrant.
   23.2*   Consent of Ernst & Young LLP regarding the Registrant.
   23.3*   Consent of Price Waterhouse LLP regarding Goldwyn.
   23.4**  Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in the opinion filed as Exhibit 5 hereto).
  24*      Power of Attorney (included on page II-5 of this Registration Statement).

------------------------

*   Filed herewith.

**  To be filed by amendment.

    B. FINANCIAL STATEMENT SCHEDULES

    Financial Statement Schedules have been omitted because they are not applicable or not required or because the information has been incorporated by reference.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York.

                                METROMEDIA INTERNATIONAL GROUP, INC.

                                By:             /s/ STUART SUBOTNICK
                                     -----------------------------------------
                                                  Stuart Subotnick
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER
Date: April 4 , 1997

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature to this Registration Statement appears below hereby constitutes and appoints Silvia Kessel, Arnold L. Wadler and Robert A. Maresca, such person's true and lawful attorney-in-fact and agent with full power of substitution for such person and in such person's name, place and stead, in any and all capacities, to sign and to file with the Commission any and all amendments and post-effective amendments to this Registration Statement and any Registration Statement filed pursuant to Rule 462(b) under the Securities Act, with exhibits thereto and other documents in connection therewith, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any substitute therefor, may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 4th day of April, 1997.

          SIGNATURE                        TITLE
------------------------------  ---------------------------

      /s/ JOHN W. KLUGE         Chairman of the Board
------------------------------
        John W. Kluge

                                Vice Chairman of the Board,
     /s/ STUART SUBOTNICK         President and Chief
------------------------------    Executive Officer
       Stuart Subotnick           (Principal Executive
                                  Officer)

                                Executive Vice President,
      /s/ SILVIA KESSEL           Chief Financial Officer
------------------------------    and Director (Principal
        Silvia Kessel             Financial Officer)

     /s/ ARNOLD L. WADLER       Executive Vice President,
------------------------------    General Counsel and
       Arnold L. Wadler           Director

          SIGNATURE                        TITLE
------------------------------  ---------------------------
    /s/ ROBERT A. MARESCA       Senior Vice President
------------------------------    (Principal Accounting
      Robert A. Maresca           Officer)

    /s/ JOHN P. IMLAY, JR.      Director
------------------------------
      John P. Imlay, Jr.

     /s/ CLARK A. JOHNSON       Director
------------------------------
       Clark A. Johnson

    /s/ RICHARD J. SHERWIN      Director
------------------------------
      Richard J. Sherwin

      /s/ LEONARD WHITE         Director
------------------------------
        Leonard White

     /s/ CARL E. SANDERS        Director
------------------------------
       Carl E. Sanders

                                 EXHIBIT INDEX

  EXHIBIT
    NO.                       DOCUMENT
-----------  ------------------------------------------
      23.1   Consent of KPMG Peat Marwick LLP

      23.2   Consent of Ernst & Young LLP

      23.3   Consent of Price Waterhouse LLP